ALPHA BANK



02 SEP 30 AM 9:36

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Athens, 4 September 2002

Attention: Special Counsel, Office of
International Corporate Fi

02055099

Re: Rule 12g3-2(b)
File No. 82-3399

SUPPL

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA CREDIT BANK A.E. is subject to the Exchange Act.

Sincerely,

M.E. MASSOURAKIS
Manager

C.E. KEFALAS

Economic Research Division
40 Stadiou Street
GR-102 52 Athens

Tel.: (01) 326 2828
Fax: (01) 326 2812
E-mail: dom@alpha.gr


ATHENS 2004
OFFICIAL
BANK

Press Releases of the Bank

ALPHA BANK 2nd QUARTER 2002 RESULTS : EURO 28 MILLION NET PROFIT AFTER TAX AND MINORITIES COMPARED TO EURO 23.1 MILLION IN Q1 2002 AN INCREASE OF 21% [25/7/2002]

2nd Quarter 2002 ALPHA BANK consolidated net profit after tax and minorities increased by 21.2%, compared to the 1st Quarter, reaching € 28 million, against € 23.1million in the 1st Quarter. On a Bank level (non consolidated) net profit before tax reached € 47.6 million compared to € 32.3 million for the previous Quarter, increasing by 47.4%. The enhancement of profitability in the current difficult operating environment can be attributed among others to the increase in net interest revenue (+6%) and strong commission income (+9%), as well as positive results from trading activities.

Table 1

ALPHA BANK : QUARTERLY RESULTS 2002

(in million Euros)	Group			Bank		
	Q2	Q1	Δ%	Q2	Q1	Δ%
Net interest income	178.8	169.1	5.7%	158.3	149.6	5.8%
Revenue excluding interest	137.6	113.4	21.3%	88.9	61.7	44.1%
Operating expenses	158.0	139.4	13.3%	136.8	119.9	14.1%
Depreciation and provisions	99.6	99.7	-0.1%	62.8	59.1	6.3%
Net profit before tax and after minorities	51.3	40.5	26.7%	47.6	32.3	47.4%
Net profit after tax and minorities	28.0	23.1	21.2%	30.3	19.9	52.3%

For the remaining of the year, it is expected that there will be an increase in profitability based on the expansion of net interest spread and commission income; as the bank is expanding rapidly in the areas of retail banking. At the end of June, the increase of consumer loans and residential mortgages annualized is of the order of 50% and 150% respectively. At present, client financing has reached € 17 billion while total client funds managed by the bank stand at € 30 billion. At the same time, the bank aiming at maintaining its profitability has paid special attention to controlling costs by continuing in the implementation of organizational changes such as voluntary retirement plans, re-engineering and redeployment of branches.

Table 2

ALPHA BANK : 2002 HALF YEAR RESULTS

(in million Euros)	Group		Bank	
	2002	2001	2002	2001
Net interest income	347.9	352.3	307.9	311.4
Revenue excluding interest	251.1	314.5	150.6	220.4
Operating expenses	297.4	280.7	256.7	236.6
Depreciation and provisions	199.3	181.0	121.9	109.5
Net profit before tax and after minorities	91.8	188.4	79.9	185.7
Net profit after tax and minorities	51.1	129.7	50.2	138.6

Compared to last year, results are affected by the negative climate in capital markets, which have resulted in a decrease in income from trading activities as well as a reduction in management fees and commissions from mutual funds, brokerage fees, underwriting fees etc. Thus, net profit after tax and minorities for the Half Year 2002 reached € 51.1 million while it stood at € 129.7 million for the respective period of 2001.

Athens, July 25 , 2002

 Rule 12g3-2(b) File No. 82-3399

Press Releases of the Bank

ALPHA BANK - AGREEMENT FOR THE ACQUISITION OF MONTHLY SHAREHOLDERS' STAKE
[4/6/2002]

Alpha Bank has agreed to acquire the minority shareholders' stake of 14.36% in its subsidiary Bank in Cyprus, Alpha Bank, subject to approval by the authorities.
Alpha Bank, after the completion of the above purchase of shares, will hold a 100% of Alpha Bank Cyprus' share capital.

Alpha Bank's presence in Cyprus dates back to 1998, when it acquired the majority of Lombard NatWest, which was renamed to Alpha Bank Cyprus. Since then it has posted a spectacular increase in all sectors of its activities, and as a result, it now holds a market share of 8%, with a network of 29 Branches in the major cities of Cyprus and 600 Employees.

Amounts in Euros as at 31.12.2001

Assets	1.85 billion
Equity capital	160 million
Profit before taxes	15.5 million
Loans	1 billion
Deposits	1.2 billion

Athens, June 4, 2002

Press Releases of the Bank

2002 FIRST QUARTER RESULTS : EURO 32.3 MILLION NET PROFIT BEFORE TAXES [25/4/2002]

Net profit before taxes of Alpha Bank for the first Quarter of 2002 amounted to Euro 32.3 million against Euro 92.9 million of the corresponding period last year (reduction of 65%). On a consolidated basis net profit after tax and minority rights amounted to Euro 23.1 million against Euro 62.6 million last year.

ALPHA BANK : 2002 FIRST QUARTER RESULTS

in million Euro	On a consolidated basis		On a stand-alone basis	
	2002	2001	2002	2001
Net interest income	172.2	176.6	149.6	154.5
Other income excluding interest	110.4	158.2	61.7	110.6
Operational costs	139.4	140.5	119.9	117.1
Amortization and provisions	99.7	93.2	59.1	55.1
Net profit before taxes	43.5	101.1	32.3	92.9
Net profit after taxes and minority rights	23.1	62.6	19.9	68.2

The drop in the results reflects, on the one hand, the continuing negative course of the money markets and, on the other hand, the high standard of last year against which they are compared. During last year's first quarter, the Bank's profit had posted an increase of 50% due to high results from financial transactions and an important increase of net interest income.

Specifically, the absence of positive results from financial transactions (Euro 41 million) during the first quarter of 2001, mainly due to the favorable conditions that prevailed at that time in the bond markets, was a major contributive factor for the reduced results.

One must also note, this year, a stabilization of net interest income, which as a percentage of average assets amounts to 2.3%. This income constitutes an important constituent of the Group's profitability. Its contribution to this profitability is expected to further increase in the future, taking into consideration the Bank's expansion in Retail Banking. Already, on an annual basis, by the end of the March 2002, the increase of housing loans exceeded 115% and that of consumer loans 55%.

With an aim to maintaining profitability, the Bank has given priority to restricting costs. Specifically, operational costs posted a reduction with personnel costs having fallen by approximately 10%, despite the extraordinary increased personnel costs during the first two months of 2002 due to the introduction of the Euro.

Under the present conditions, the Bank has proceeded to restructuring so that to ensure reduced operating costs and to increase results from recurring and lasting sectors of high profitability which.

Athens, 25 April, 2002

Press Releases of the Bank

ORDINARY GENERAL MEETING OF SHAREHOLDERS OF ALPHA BANK ON APRIL 2, 2002
EURO 0.91 DIVIDEND PER SHARE PAYABLE ON APRIL 16, 2002
STATEMENT BY THE CHAIRMAN OF THE BOARD OF DIRECTORS MR. YANNIS S.COSTOPOULOS
[2/4/2002]

At the Ordinary General Meeting of Shareholders of Alpha Bank, which took place today, the Chairman of the Board of Directors and Managing Director Mr. Yannis S. Costopoulos announced that year 2001 was once again a creative year for the operation of the Bank and our Group; activities in key sectors of the market posted a considerable increase and good results, despite the global recession and the decline of stock markets which affected the results of certain Group companies.

The most significant events that shaped the Bank's course during the year were the great progress made in modernising the administrative structure and operational functions of the Branches with the application of the "Proteus 21" Programme and the establishment of support centres, the effort to intensify our market share in the consumer and housing credit sectors and the proclamation of the Bank as Grand National Sponsor and Official Bank of the Athens 2004 Olympic Games.

The Group's profits before tax, for the year 2001, and after minority rights amounted to Euro 344 million as against Euro 373 million in 2000, posting a decline of 7.8%. Net earnings from interest amounted to Euro 710 million as against Euro 526 million in 2000, an increase of 35%.

Earnings from financial operations decreased by Euro 148 million and net earnings from commissions decreased by Euro 60 million, mainly because of the fall in commissions on mutual funds and in the revenue of the investment portfolio companies.

The Group's Assets in 2001 amounted to Euro 29.9 billion as against Euro 30.2 billion in 2000, remained practically at the same levels.

Loans increased by 16% and amounted to Euro 14.6 billion at the end of 2001, as against Euro 12.6 billion at the end of 2000. Reserves against doubtful claims amounted of Euro 229 million, and estimated bad claims amounted to Euro 23 million, or just 0.18% of total loans. Loans in default for a period of over three months amount to Euro 351 million, or 2.7% of total loans (as against 3.1% in 2000), the lowest percentage in the Greek market.

Deposits and repos amounted to Euro 24.7 billion, as against Euro 21.5 billion, posting an increase of 14.5%. Mutual funds amounted to Euro 3.8 billion at the end of 2001, as against Euro 6.5 billion at the end of 2000. The decline is attributed to the transfer of considerable amounts of capital from the money market mutual funds to repos, which were tax-exempt until the end of 2001. Thus, the Bank's total savings funds were increased by 8.8.% in 2001.

Equity capital on 31.12.2001 amounted to Euro 1.87 billion as against Euro 1.58 billion on 31.12.2000.

Return on Assets after tax and minority rights (ROA) stood at 0.7% and return on equity (ROE) after tax and minority rights stood at 12%.

Concerning the Bank, total Assets on December 31, 2001 amounted to Euro 28 billion as against Euro 28.2 billion in 2000.

Loans amounted to Euro 13.3 billion as against Euro 11.5 billion of the previous year, an increase of 15%. Loans to industry and commerce continue to hold the largest proportion of the loans portfolio, while housing loans showed a significant increase from Euro 800 million to Euro 1.4 billion, an increase of 80%.

Deposits, including repos, were increased by 14% and reached Euro 22.8 billion as against Euro 20 billion in 2000.

Profits before tax amounted to Euro 346 million. Net profits for the year, after income tax, amounted to Euro 243 million as against Euro 222 million in 2000.

A distribution of Drs310 dividend per share is proposed for 2001, equal to the previous year's dividend, payable in Euro, i.e. Euro 0.91 per share. As of 3.4.2002, the shares will be negotiated exdividend. The dividend will be paid out on 16.4.2002.

Mr. Costopoulos pointed out that, Alpha Bank, the second largest bank in Greece, is at the helm of a group

of financial sector companies covering a wide range of activities and reflecting the needs of their clients, both individuals and firms.
Among its very considerable comparative advantages are its extensive and modernised Branch network which covers the entire country, its customer base among both individuals, firms and institutional investors, its very powerful corporate name and its high level of reliability.
The promotion of all services and products is made through the 411 Bank Branches in Greece and the 57 Branches of the Bank or of the Group's Banks abroad. The 765 ATMs, which are installed in Branches or other premises are constantly upgraded.

The configuration of the Branches is also gradually changing, in the context of the operational restructuring programme "Proteus 21". The programme (expected to be completed within the next three months) aims at offering improved services to the clients, but also at helping to withhold operational costs and to improve the Bank's productivity.

In this framework, the Nicosia Main Branch of Alpha Bank Cyprus was redisigned and inaugurated at the end of March. It sets the standards for the disposition of future Bank Branches. Already, the design of some Branches in Greece provides a clear picture of the evolution sought through the Proteus 21 Programme.

In the context of modernising operations and data processing systems, we upgraded the power capacity of our Central Systems by 50%. An integraded accounting reporting system was installed, which, as part of our Group infrastructure strategy, is gradually being extended to companies of the Group.

As regards products and services, Mr. Costopoulos mentioned that in 2001:
Housing loans increased significantly by 80% and the consumer credit increased by 63%. As a result, the share of housing and consumer loans in the Bank's overall loan portfolio amounted to 16.2% in 2001, as against 11.5% in 2000, a percentage which fulfils the target for balanced distribution of risks.

The expansion of our activities to firms and professionals was also significant.

The banking services via the internet, Alpha Web Banking, posted a significant increase and the subscribers' numbers doubled, exceeding 35,000, while money transfer transactions quadrupled and exceeded 337,000. The Bank also developed e-commerce and plans the issue of a smart card.

Priority is given to the promotion of the insurance services by the Bank's Branches, which are staffed with insurance advisors, who have a direct contact with the clients. Moreover, the insurance advisors are used for the promotion and selling of banking products, such as mutual funds, cards and housing loans.

Within the framework of the ATHENS 2004 Olympic Games sponsorship, the ATHENS 2004 Visa credit cards, the first Olympic banking products, were launched. They offer the "Epathlon" ("Prize") reward scheme. Alpha Bank is the only Greek Bank which issues cards of the three international payments' systems, Visa, Mastercard and American Express. As regards Visa cards, Alpha Bank is the first Greek Bank to have issued more than 1,000,000 cards.

As regards corporate banking, co-operation with large business groups of the state and private sector, was further expanded. The increase in loans to large enterprises amounted to 23% maintaining the high quality of the loans portfolio.

The financing of shipping was also important and exceeded USD 800 million, representing a 7% share of the Bank's total loan portfolio.

Finally, as far as investment banking is concerned, the Group underwrote the the most important loans to large enterprises in the Greek market in 2001, and participated in syndications for IPOs in the Athens, London and New York Stock Exchanges.

Mr. Costopoulos also said that, during 2001 there was a radical change in the Group's structure and dynamics, with the merger of companies with similar purposes, as for example the absorption of Ionian Leasing by Alpha Leasing. The new Alpha Finance was established and undertook the investment banking and broking activities. On the basis of the original agreement, the bank aquired the 50% stake of the Bank of Cyprus in ABC Factors and thus now owns 100% of the company. Finally, the companies Alpha Investment Services and Alpha Asset Management began operations to manage clients' portfolios.

In the information technology sector, the merger of Delta Informatics with Singular to form Delta Singular was completed. Delta Singular and its subsidiaries have evolved into the largest information technology group in Greece.

The results posted by the Group companies are, in general, satisfactory. Alpha Portfolio Investments, whose results are affected by the negative course in capital markets, posted a decline in profits by 78%. Alpha Leasing, despite the increase in turnover by 25%, posted a decrease in profits by 24.6% because of

the absorption of Ionian Leasing and the settlement of pending tax periods. ABC Factors, whose results show a decrease of 9%, mainly because of internal pricing readjustments, posted an increase in turnover by 50%. Alpha Astika Akinita posted an increase in profits by approximately 35%.

Alpha Insurance Company, in a negative context, where many insurance companies had losses, succeeded in posting operational profits of Euro 7,5 million, in improving all of its indices, in reinforcing its reserves and promoting its position against its competitors through financial robustness, so that, with an increase of 11.8% in premiun production, it has increased its market share from 2.9% in 1998 to 4.3% in 2001, despite its strict and selective policy of business development.

Concluding the brief reference to our Group companies in Greece, we must note Ionian Hotel Enterprises, which is the owner of the Athens Hilton and the Hilton Rhodes Resort. The operation of the Athens Hilton was interrupted on 1.11.2001 in order for the hotel to be fully renovated. The budgeted total investment amounts to Euro 75 million. Works include the addition of a new wing with a capacity of 74 rooms, new multi-purpose premises, increased underground parking facilities and replacement of all mechanical equipment by modern energy-saving systems. The 65% of the hotel's facilities are expected to be reopened by December, with July 2003 as a target for the completion of the whole project.

The Group Banks, Alpha Bank London and Alpha Bank Jersey continue their satifactory course. The subsidiary Banks in Southeast Europe post a significant increase in their results and expand their presence in the local markets. Their profitability increased significantly; Alpha Bank Romania posted profits of Euro 11.5 million, increased by 27%, and significantly increased turnover. Alpha Banka Skopje, the new trade name of Kreditna Banka, doubled its deposits from the previous year, and also its profits, despite the unstable environment in the country, and it is planning to expand its network by three new Branches.

Alpha Bank Cyprus continues its developing course, posting profits of Euro 15.5 million, and an increase of its market share from 4% to 8%, within the three years. Since it became part of the Group, widening the spectrum the products and services offered to the Cypriot market and planning to expand its network from 34 to 40 Branches.

Finally, Mr. Costopoulos noted that, as regards foreign markets and especially Southeastern Europe, the Bank's growth is expected to march the increase in the income of the local population and the demand for products and services, which are expected be significant. The first Branch in Belgrade will soon operate, while there are plans for the establishment of six new Branches in Bulgaria and three in Albania. It is estimated that, profits from the activities abroad will represent 15% of the Group's profits by 2004.

Mr. Costopoulos also stated that, the Board of Directors, during their meeting of 21.3.2002, approved a new administrative structure for the Bank and the Group appointing two General Managers, to whome all business units report.

Consequently, Mr. Constantine A. Kyriacopoulos oversees Corporate Banking, Shipping, International, Treasury, Investment Banking and Asset Management and also the the Banks and the Companies supervised by the above business units.

Mr. Demetrios P. Mantzounis oversees Branch Banking, Alternative Channels, Cards, Marketing, Operations and Property Management, and the Divisions co-ordinated by the Chief Information Officer and the Chief of Administration as well as the Companies supervised by the above business units.

Finally, it is well-known that, during the years 1960 – 65, the Bank grew dynamically expanding its network and recruiting many new Employees. These people, credited mainly for the Bank's present position, have already covered a career of more than three decades. In order to promote younger executives, the Board of Directors decided to give incentives for the departure of the Bank's Managers and Assistant Managers, who have exceeded the age of 60 or have completed 35 years of service. This measure provides the opportunity for many capable younger executives to undertake, with enthusiasm, more important responsibilities.

Athens, April 2, 2002

The Ordinary General Meeting of the Shareholders of 2.4.2002, approved the Balance Sheet as at 31.12.2001 and the annual financial statement, as well as all the other issues of the agenda.

Among others, the Ordinary General meeting of Shareholders approved the following:

A) Conversion of the share capital and the share's nominal value into Euro.

B) Increase of the share capital of Euro 7,669,064.24 by the capitalisation following appreciation of the real estate according to the provisions of Law (Euro 7,380,779.07) and by the capitalisation of the share premium reserve (Euro 288,285.17), and simultaneous increase of the share's nominal value from Euro 4.11 to Euro 4.15.

The new share capital of the Bank amounts to Euro 768,461,974 divided in 185,171,560 shares of a nominal value of Euro 4.15 each.

Press Releases of the Bank

ALPHA BANK'S RESULTS FOR 2001 - PROFITS EURO 347 MILLION (+10%) - DIVIDEND EURO 0.91 PER SHARE [21/2/2002]

Alpha Bank 2001 profit before tax posted an increase of 10% and amounted to Euro 347 million, against Euro 315 million for the year 2000. On a consolidated basis, Alpha Bank Group profits before tax and after minorities amounted to Euro 344 million against Euro 373 million for the year 2000 (-7.8%). The results for 2001 are satisfactory considering that it was a year of significant interest rate adjustment due to the introduction of the Euro, increase in competition, volatility in international financial markets and for a second negative year in succession a for the Athens Stock Exchange.
The Board of Directors resolved to recommend to the General Meeting of Shareholders the distribution of dividend of Drs 310 per share, the same as last year, payable in Euro 0.91 per share.

Financial Indicators

- Loans and advances posted a 16% increase and amounted to Euro 14.7 billion. The Bank has one of the healthiest portfolios in the market. Loans to small and medium companies make up 58% of the total Loan portfolio, while loans to large corporates make up 23% of the portfolio.
- Housing Loans, an area of particular emphasis in 2001, by the Bank, posted a 91% raise, leading to a significant increase in market share. In comparison balances of Housing Loans for the whole system posted an increase of 37%.
- Consumer Loans, posted a 64% increase, a more than double percentage increase than the rest of the banking market.
- Total Provisions for the Bank amount to Euro 229 million, while bad loans amounted to Euro 23 million, a percentage of only 0.175% of the total Loans and advances. This is a result of the Bank's policy not to carry bad loans in its books. Total non Performing Loans (more than 3 months) amount to Euro 351 million, or 2.7% of total Loans and advances, against 3.1% last year, a percentage that is the lowest in the Greek Market.
- Deposits and repos increased by 15% and amounted to Euro 24.7 billion. It is estimated that the Group's total customer savings amount to Euro 31.5 billion, including Mutual Funds, sales of securities and customers' funds under management (private banking and asset management).
- Income from Operations, excluding the results of financial operations, increased by 13.5%. The rise of net interest income by 35.1%, more than offset the reduction of non-interest income by 7.8% (mainly commissions from operations related to capital markets).
- The efficiency ratios remained at satisfactory levels. The MARGIN (net interest rate income to average assets) increased to 2.4% from 1.9% last year, showing the improvement in earnings/ quality. Operational expenses, as a percentage of average assets, were stable (2.8%), showing the control on these costs. Return on equity (ROE) excluding goodwill charges resulting from the merger with Ionian Bank, stood at 21%.
- Finally, at the end of the year 2001, the Bank's portfolio of unrealized capital gains amounted to Euro 360 million, while unrealized capital gains from the Bank's real estate portfolio amounted to Euro 240 million.

Main Events of 2001

- During 2001, Alpha Bank became Grand National Sponsor of the Athens 2004 Olympic Games. Support for this national effort , is drawn from actions and initiatives that will enhance our presence in the domestic market and lead to a strengthening of our image and profitability in the medium-term.
- During 2001 an operational restructuring was implemented, helping the Bank give increased emphasis in retail banking. In the context of this restructuring the following actions have taken place:
  - The recruitment of Client Relationship Managers in almost all branches, with the aim of promoting all Alpha group products.
  - The starting of operations of the first two Support Centers that undertake all the branch back office operations in Athens and in Piraeus, thus enabling branches to become exclusively sales centers. It should be noted that by June 2002 all branches will be a part of Proteus 21 (the code name of the operational restructuring plan).
  - The gradual introduction of Financial Advisors in branches with the aim of gathering assets from middle income customers.
- The completion of the organizational structure with the introduction of Alpha Finance and Alpha Private, the merger of Ioniki Leasing with Alpha Leasing, the full acquisition of ABC Factor, the merger of Delta Informatics with Singular and finally the participation of Alpha Bank with a 15% part in the e-commerce company, CosmOne.
- Alpha Bank, in the context of the modernization of its operations and upgrading of its Information Technology Systems, increased the computing capacity of its main systems by more that 50%, and installed advanced MIS systems. Starting from the beginning of 2002 all of the Bank's branches and all its central divisions use systems developed by SAP. The major emphasis is on the General Ledger functions, in the control of the expenditures and investments and in MIS. At the same time a number of the group's companies have started using the SAP systems, and gradually most of the companies of

Alpha Group will adopt this system.

Prospects
Our goal is the further development the Group along developed European standards. Our strategy is to achieve a leading position with respect to profitability, while at the same time maintaining high levels of customer service, and keeping the same low level of risk for our loan portfolio. Already having got the highest market share in the SME market, we continue our expansion in the retail sector, which together with the SME represent the most dynamic banking activities at present. We plan to double the size of our loan book in consumer loans and mortgages during 2002. When that is achieved we will come closer to our long-term goal, which is to acquire the 25% of the Greek market.

At the same time we give particular emphasis in the development of Bank insurance products and asset gathering. In this context, we offer from most branches financial advisory services to affluent individuals, helping them develop investment portfolios appropriate to their risk-reward preferences, using banking and insurance products.

We continue to offer premium services to high net worth individuals through Alpha Private Bank, and very soon we will be in a position to offer an integrated wealth management service which will include tax and estate planning.

Alpha Bank is ready to take advantage of opportunities that will arise from the liberalization of pension fund management and the free choice of auxiliary security funds expected through the restructuring of the social security system.
International investments mainly in Cyprus and Romania have started to become a significant factor of profitability for the Group, making up more than 10% of the Group's profit. It is expected that in the future the Bank's network in countries of S.E. Europe will grow in tandem with local economies, and where there will be substantial growth in the demand for financial products and services.

ASSETS and LIABILITIES*

	In GRD billion		In EURO million		
	31/12/2001	31/12/2000	31/12/2001	31/12/2000	CHANGE%
Assets	10,190	10,285	29,904	30,183	**-0.9%**
Loans	5,016	4,325	14,721	12,694	**16.0%**
Deposits & Repos	8,398	7,335	24,645	21,527	**14.5%**
Equity	637	539	1,871	1,581	**18.3%**
Minority Interests	139	217	409	636	**-35.7%**
Net profit before taxes (parent)	118	107	346	315	**10.0%**
Net profit before taxes after minority interests (consolidated)	117	127	344	373	**-7.8%**

Results (Consolidated)

	In GRD billion		In EURO million		
	31/12/2001	31/12/2000	31/12/2001	31/12/2000	CHANGE%
Operating income	**450.4**	**452.0**	**1,321.8**	**1,326.8**	**-0.3%**
Net Interest income	242.0	179.1	710.1	525.5	35.1%
Net commission income	68.2	88.8	200.2	260.6	**-23.2%**
Income from financial operations	40.7	90.9	119.4	266.9	-55.3
Other income	99.6	93.2	292.2	273.5	**6.9%**
Operating Expenses	**282.8**	**260.7**	**830.0**	**765.1**	8.5%
Staff costs	135.7	131.0	398.3	384.3	3.6%
General expenses	72.7	62.8	213.4	184.2	15.9%
Depreciation and amortization expenses	74.4	67.0	218.4	196.7	11.0%
Of which, goodwill amortization	10.7	7.5	31.5	22.1	42.7%
Provisions	**54.0**	**41.1**	**158.4**	**120.5**	**31.4%**
Extraordinary items	**10.1**	**4.1**	**29.7**	**12.1**	**145.3%**
Net profit before taxes and minority interests	**123.7**	**154.3**	**363.1**	**452.9**	**-19.8%**

Taxes	46.4	46.2	136.2	135.7	0.4%
Minority interests	6.5	27.2	19.2	79.8	-75.9%
Net profit	70.8	80.9	207.7	237.4	-12.5%
Net profit excluding goodwill amortization	81.5	88.4	239.2	259.5	-7.8%
Operating income (excluding income from financial operations)	409.7	361.1	1,202.5	1,059.6	13.5%

PROFITABILITY RATIOS*

	31/12/2001	31/12/2000
Net interest income/average assets (MARGIN)	2.4%	1.9%
Operating expenses / average assets	2.8%	2.8%
Return on equity after taxes and minority interests (excluding goodwill) – ROE	21.4%	28.5%
Capital Adequacy Ratio	9.5%	11.3%

*Pro Forma

Assets and profit before tax of Alpha Bank main subsidiaries, 2001

(in million EURO)	PARTICIPATION	ASSETS	PROFIT BEFORE TAX
Alpha Bank Limited	85.64%	1,857.0	15.5
Alpha Bank London	100.00%	720.7	4.8
Alpha Leasing	75.65%	445.8	11.9
Alpha Investment	38.34%	432.0	19.6
Alpha Insurance	74.99%	352.2	4.2
Alpha Bank Romania	70.86%	337.7	11.8
ABC Factors	100.00%	308.1	4.0
Alpha Finance	100.00%	121.1	-3.7
Systima Kinisis (Budget)	63.33%	85.4	3.0
Alpha Astika Akinita	52.86%	58.5	7.6
Kreditna Banka A.D. Skopje	83.59%	42.9	2.0
Alpha Mutual Funds	100.00%	40.6	-2.2
Alpha Asset Management	100.00%	8.2	4.0

Athens, February 21, 2002

Press Releases of the Bank

TALKS FOR THE MERGER WITH NATIONAL BANK OF GREECE ARE INTERRUPTED [19/1/2002]

Alpha Bank announces that it was obliged to interrupt its effort to create, together with the National Bank of Greece, a new large and better Greek Bank of European wide dimensions.

During the talks, it became clear that a common understanding was impossible on such issues as the operation of the new bank based on market criteria and the equality of the two parties; these points had constituted, from the outset, the basis for the merger of equal talks.

Given the trust of its shareholders, the preference of its clients, the devotion and hard work of its staff, Alpha Bank will continue its autonomous and productive course conducted by the permanent values and principles which led it to become the largest bank of the private sector in Greece.

Athens, January 19, 2002

Press Releases of the Bank

MERGER OF NATIONAL BANK OF GREECE AND ALPHA BANK [15/1/2002]



NATIONAL BANK OF GREECE


ALPHA BANK

As in every major undertaking, a merger of equals involving large financial institutions gives rise to difficulties in various areas. Efforts are being made to overcome these difficulties in a spirit of common understanding and good faith.

Our objective remains the creation of a strong Greek bank, with a structure adapted to the European environment, which will operate in line with the evolving requirements of international financial markets. This, after all, is in the best interests of the National Economy, our shareholders and our employees.

Athens, January 15, 2002

Press Releases of the Bank

EUROs FROM THE FIRST MINUTES OF 2002 [2/1/2002]

Alpha Bank completed with absolute accuracy all the works required for the adaptation to the Euro within the year 2001. As of January 1st , 2002 all the ATMs operated in the new currency.

It should be noted that already within an hour and a half after midnight, 413 ATMs (approximately 90% of the total of the ATMs installed at Alpha Bank/s branches) had been programmed to provide Euro to the public. By 15.30 all the ATMs of Alpha Bank/s branches, including 240 offsite ATMs, had been adjusted to Euro.

Alpha Bank, as part of its advanced banking services, is at the public/s disposal to provide information and advice concerning transactions in the new, single currency.

Athens, 2 January 2002

Press Releases of the Bank

ORGANISATION OF THE NEW NATIONAL BANK OF GREECE [20/12/2001]



NATIONAL BANK OF GREECE



ALPHA BANK

The Governor of the National Bank of Greece (NBG) and the Chairman of Alpha Bank announced today the organisational structure of the new Bank and its Group, which will result from the merger of the two Banks. As announced, the Bank and its Group will be managed by an Executive Committee of seven members of the Board of Directors. The Committee will consist of the Executive Chairman, the Governor and five Deputy Governors.

The organisational structure of the new Bank is based on three pillars:

1. **Five (5) Specialised Business Units** (BUs). The BUs will focus on providing integrated financial products and services to every segment of the Bank's and the Group's extended customer base in Greece and abroad. Each of the five Deputy Governors will be responsible for one of the BUs.
2. **A modern Corporate Centre**. The Corporate Centre will support the Executive Chairman, the Governor and the Executive Committee in running the new Bank. It will also ensure that the BUs operate in a co-ordinated and effective way.
3. **Dedicated Committees.** The Committees, which will be set up in the near future, will develop and monitor group-wide policies.

The organisational structure and the leadership responsibilities at the Executive Committee level will be as follows:

Mr. Constantinos Kyriakopoulos will be responsible for the **Investment Banking Unit**, and the Heads of the following functions will report to him:

- Investment Banking
- Brokerage
- Venture Capital
- Private Banking
- Asset Management
- Treasury

Mr. Dimitrios Mantzounis will be responsible for the **Domestic Network Unit**, and the Heads of the following functions will report to him:

- Domestic Regional Divisions
- Domestic Branch Network
- Technical Services
- Real Estate Management

Mr. Theodoros Pantalakis will be responsible for the **Operations Unit**, and the Heads of the following functions will report to him:

- Personnel
- Accounting and Financial Services
- Supervision of Domestic Affiliates
- Organisation
- IT
- Back-Office Functions
- Custodian Services
- Supplies Management

Mr. Apostolos Tamvakakis will be responsible for the **International and Retail Banking Unit**, and the Heads of the following functions will report to him:

- International Branch Network
- Supervision of International Affiliates
- Retail Banking (Mortgages, Consumer Credit, Credit and Debit Cards, Bankassurance, Small Business Credit)
- Deposit and Saving Products
- Alternative Channels (E-Banking, Call Centres, Telemarketing, POS)
- Marketing

Mr. Andreas Vranas will be responsible for the **Corporate Banking Unit**, and the Heads of the following functions will report to him:

- Large Corporates
- Shipping
- Mid-Sized Corporates
- Leasing
- Factoring
- Non-Performing Loans

The Heads of the following functions which comprise the Corporate Centre, will report directly to the Executive Chairman and the Governor:

- Legal Services
- Internal Control (Audit)
- Investor Relations
- Secretariat
- Economic Research
- Management Information Systems (MIS)
- Risk Management

In order to effectively tackle the specific task of the integration, the following Committees have been set up by the Management of the two Banks:

1. **Support and Co-ordination Committee** for the Integration of the two Banks, which consists of the Deputy Governor of NBG Mr. Th. Pantalakis, the Executive Director and General Manager of Alpha Bank Mr. C. Kyriakopoulos, as well as designated managers of the two Banks.
2. **Personnel Committee** for deciding on issues of Personnel in relation to the Integration of the two Banks, which consists of the Deputy Governor of NBG Mr. Th. Pantalakis, the Deputy General Manager of Alpha Bank Mr. D. Mantzounis, as well as designated managers of the two Banks.
3. **Organisation and IT Committee** for deciding on Organisation and IT issues in relation to the Integration of the two Banks. The Committee consists of the Deputy Governor of NBG Mr. Th. Pantalakis, the Deputy General Manager of Alpha Bank Mr. D. Mantzounis, as well as all designated managers of the two Banks.

Athens, 20 December 2001

Press Releases of the Bank

MERGER OF NATIONAL BANK OF GREECE AND ALPHA BANK [5/12/2001]





NATIONAL BANK OF GREECE ALPHA BANK

Following the announcements on the 1st and 20th November 2001 in respect of their proposed merger, the managements of National Bank of Greece S.A. and Alpha Bank A.E. will today host a presentation to analysts in London.

During this presentation, the managements of the two banks will further reiterate the strong strategic rationale and financial benefits of their proposed combination. They will also provide further details on the level, breakdown and timeframe of the estimated cost savings and revenue enhancements expected to be generated as a consequence of the merger, as well as the implementation costs that will be incurred in the process.

In the framework of transparency and the need to provide equal information to the investor community, the presentation is available on the web-sites of both banks.

Athens, December 5, 2001

This press release does not constitute an offer to sell or to acquire any securities of National Bank of Greece or Alpha Bank in the United States or in any other jurisdiction. Securities of National Bank of Greece and/or Alpha Bank may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an available exemption from such registration. Any public offering of such securities to be made in the United States will be made by means of a prospectus that may be obtained from National Bank of Greece or Alpha Bank, as applicable, and that will contain detailed information about the company and management, including financial statements

Press Releases of the Bank

MERGER OF NATIONAL BANK OF GGEECE AND ALPHA BANK [20/11/2001]





NATIONAL BANK OF GREECE ALPHA BANK

Following the announcement on 1 November 2001, the Boards of Directors of National Bank of Greece S.A. ("National Bank of Greece") and Alpha Bank A.E. ("Alpha Bank") are pleased to provide further details about the proposed merger.

The Boards of Directors of the two Banks have decided to propose for approval by their respective General Assemblies of shareholders an exchange ratio of 7 new National Bank of Greece shares for every 9 Alpha Bank shares. The above mentioned exchange ratio implies a relative ownership of approximately 61.3% and 38.7% in the merged entity by National Bank of Greece and Alpha Bank shareholders, respectively.

Rationale

The merger will allow the merged Group to :

- **Gain scale and size to compete in an increasingly competitive international and, in particular, European market.**
  The enlarged Group will have the scale of operations and technology, breadth of products and services, and depth of management to grow its activities as it competes with established players and new entrants, whilst being better able to withstand volatility in its environment. Although in the current year the Greek financial services market is experiencing a period of adjustment driven by the entry into the Eurozone, the fundamental attractiveness of the financial sector remains the relatively low penetration of financial services products compared to other European Union markets. The Boards of Directors of both Banks believe that this merger will strengthen competition and lead to further strong market expansion.
- **Combine complementary businesses and comparative advantage of each Bank.**
  The merged Group will leverage the complementary strengths of both Banks in retail banking, deposits, affluent banking and SME markets, as well as their combined expertise in corporate banking, investment banking, brokerage, asset management, real estate and insurance.
- **Increase international presence and profile.**
  The merger will give the new Group a stronger presence in South Eastern Europe and international financial centres. The Bank will also be the largest company on the Athens Stock Exchange as well as one of Europe's top 25 banks by market capitalisation. Increased international investor interest will be attracted by the Group's opportunities and the robust expected growth of the Greek financial services market.

Transaction benefits

The merger is expected to have the following benefits :

- **Cost savings**
  The proven track record of the managements in restructuring both Banks' respective operations and containing costs is a strong base from which the operational efficiency of the enlarged Group will be enhanced.
  Business areas and processes where cost savings have been identified include :
  - **Information technology:** Migration to a single IT platform, merger of data centres and the realisation of economies of scale in IT maintenance and support functions.
  - **Operations and processing:** Economies of scale through the centralisation of back- office functions, for example in credit, cheques, credit card and payroll processing and custody.
  - **Distribution network:** Redeployment of selected branches, application of best practices from the two Banks' respective branch reengineering projects, the adoption of a single call centre, and merger of e- and m-commerce platforms.
  - **Credit policy:** driven by centralised credit approval processes for the SME, consumer and mortgage lending markets leading to improved efficiencies as well as lower bad loan experience.
  - **Funding costs:** reduction in funding costs driven by enhanced asset / liability and risk management as well as increased balance sheet size.
  - **Other areas:** for example in telecommunications networks, marketing, combination of central

administrative divisions, as well as in domestic and international subsidiaries, including the two Banks' respective insurance operations.

In total, the above cost synergies are expected to generate by 2005 annual pre-tax cost savings arising from the merger totalling approximately € 200 million. It is expected that 25% of these cost savings will be achieved in 2002, 60% in 2003, 90% in 2004, with the full cost savings being achieved in 2005. These figures take no account of any additional benefits from merger tax relief in accordance with the Government's proposed fiscal reforms.

◇ **Revenue benefits**

The managements of the two Banks have identified a number of important sources of revenue enhancements:

- Increased product sales to retail customers of both Banks, based on National Bank of Greece's retail banking expertise and an exchange of know-how built-up by the two companies' respective branch restructuring projects, enhanced through the extension of National Bank of Greece's highly successful telemarketing initiatives and the continued unfolding of the rapidly developing third-party networks of both organisations.
- Marketing of Alpha Bank's financial planning-led offering to the affluent and high net worth segments of National Bank of Greece's approximately five million deposit account holders.
- Rolling-out of Alpha Bank's product and service offering to SMEs through National Bank of Greece's distribution network.
- Cross-selling of life and general insurance products, building on National Bank of Greece's production capabilities, its leading market position as well as Alpha Bank's financial planning expertise in this area, which is expected to lead to the creation of a particularly effective competitor in the expanding bancassurance market.

The generation of revenue benefits will be built on further product sales to the two Banks' extensive customer base and will be aided by the two Banks' customer relationship management systems.

In total, the above revenue enhancements are expected to generate by 2005 net annual gains before tax of approximately € 85 million. It is expected that 5% of these benefits will be achieved in 2002, 60% in 2003, 90% in 2004 with the full revenue enhancements being achieved in 2005.

Integration process

It is expected that the enlarged Group's two branch networks will continue to operate in parallel until the end of 2002. By that time, the management of the Group will have had the opportunity to carefully analyse the contribution and importance of each of the branches within the two Banks' networks. The process of branch network restructuring and rebranding is expected to have been completed by the middle of 2003.

It is currently estimated that the one-off total cash cost of implementing the integration of the two Banks will be approximately € 220 million and will have been incurred by 2004

Financial benefits for shareholders

The Boards of the two Groups estimate that the merger will lead to accretion in earnings per share (before any goodwill amortization and implementation costs) in the first financial year (2003) after completion.

Benefits for customers

The two Banks believe that satisfying customers' demand for financial services products will continue to require an ever-increasing degree of innovation and complexity. Only technologically advanced organisations that have efficient operations and sufficient resources to invest will be capable of fulfilling clients' needs

Combining the two complementary organisations should create a leading-edge provider and distributor of financial services in its domestic market. The cross-leveraging of the two managements' expertise and the transfer of best practices between the companies to be merged, coupled with the capacity to attain operational efficiencies, will enable the enlarged Group to offer its clients an even wider range of high quality, innovative and strongly competitive products and services than before, through an array of distribution channels to suit each and every customer's needs.

Benefits for staff

As one of the largest companies in Greece, with a wide range of business activities and strong inherent potential for growth, the enlarged Group will provide a breadth of career opportunities for employees that is essential to attract and retain the right staff. The Boards of Directors of the two Banks are both committed to there being no involuntary redundancies as a consequence of the combination of their respective organisations. It is nevertheless the intention of the enlarged Group to continue offering voluntary redundancy packages to staff, building on the successful practices adopted by both institutions in recent years.

Strategic positioning
The merger creates a leading European bank, with its decision-making centre in Greece. The new Group will continue to focus on taking advantage of the strong potential of the domestic financial services market, and expects to play a leading role in the future development of the Greek economy. The enlarged Group will, at the same time, be better able to take advantage of strategic opportunities in the highly competitive European and international markets given its increased size and capital strength, continuing to advance the outward looking business strategies that are already being pursued independently by the two Banks in both South Eastern Europe and in international financial centres.

The merged entity will have a complementary international network of operations, with substantial presence in Cyprus, Bulgaria, F.Y.R. of Macedonia, Romania, Albania as well as London and New York and smaller units in France, Germany, Canada, South Africa, Egypt, Turkey and elsewhere. In total, the combined Group will have a presence in 18 countries, with approximately 374 units and more than 6,730 employees outside of Greece.

Exchange terms
The Boards of Directors of the two Banks will propose for approval by their respective General Assemblies an exchange ratio of 7 new National Bank of Greece shares for every 9 Alpha Bank shares. The above mentioned exchange ratio implies a relative ownership of approximately 61.3% and 38.7% in the merged entity by National Bank of Greece and Alpha Bank shareholders, respectively.

As set out on 1 November, 2001, the Board of National Bank of Greece appointed KPMG and the Board of Alpha Bank appointed PriceWaterhouseCoopers to act as their respective independent reporting accountants.

The reporting accountants who were appointed specifically for the purpose of the merger are currently working on their reports regarding the merger, as required by Greek Law. According to these requirements, the reporting accountants will verify the book values used in the merger of the balance sheets of the two Banks as at 30 September 2001, examine the Draft Merger Agreement and express their opinion on whether the merging Banks' share exchange ratio is fair and reasonable. Factors which the independent reporting accountants are considering in the estimation of the two Banks' equity values and therefore in the evaluation of the merging Banks' share exchange ratio include the adjusted net assets of National Bank of Greece and Alpha Bank, comparable stock market valuations, comparable transactions, as well as discounted cash flow analyses.

Based on the average closing National Bank of Greece and Alpha Bank share prices for the 30 days ended on 30 October, 2001, (the last day before the announcement that National Bank of Greece and Alpha Bank were in talks regarding a potential merger), the exchange ratio implies a premium of 5.5% for Alpha Bank. When compared to the closing National Bank of Greece and Alpha Bank share prices on 19 November 2001, the exchange ratio implies a premium of 8.8% for Alpha Bank.

Schroder Salomon Smith Barney, financial advisers to National Bank of Greece on the proposed merger, has issued a fairness opinion regarding the intended exchange ratio from a financial point of view to the Board of Directors of National Bank of Greece, based on, and subject to, the terms and conditions of the merger currently proposed. Goldman Sachs International, financial advisers to Alpha Bank on the proposed merger, has been engaged by Alpha Bank to provide the Board of Direcotrs with a fairness opinion regarding the intended exchange ratio from a financial point of view.

As announced previously, the merger of the two Banks by means of absorption will be effected in accordance with the provisions of Article 16 of Law 2515/97, as amended by Law 2744/99. Upon completion of the merger, the total number of National Bank of Greece shares issued will be increased by 144,022,324 shares from 228,080,452 shares outstanding on 30.9.2001. The total number of shares will become 372,102,776.

Corporate governance and organisation structure
As announced on 1 November 2001, management of the merged Group will be exercised by the Board of Directors and an Executive Committee, both led by Mr. Theodoros B. Karatzas as Executive Chairman and Mr. Yannis S. Costopoulos as Governor.

The organisational model of the new Bank is currently being developed. It will reflect our strategic aspirations, will be in line with international best practice and will be presented within one month's time.

Name
Respecting history and a tradition of 160 years, the New Bank will operate under the corporate name "National Bank Of Greece S.A." and the trade name "National Bank".

At this moment when the drachma is being replaced by the Euro, the corporate identity of the new Bank will maintain Alpha Bank's symbol which refers to the original drachma minted in the fifth century B.C., on the

island of Aegina and the Greek colours (blue and white).

The future branding of the Group's business lines, products and services will draw upon the established relative strengths of the two institutions combining this symbol with the Alpha, National or NBG.

Capital structure and dividend policy
The enlarged Group's management and Board of Directors will continue to optimise the capital base in a way such that the merged Group's growth can be facilitated.

Following completion of the merger, the enlarged Group will maintain a dividend policy based on future earnings, activities and its strategic requirements.

Following the completion of the merger, the shareholders of the two Banks will receive the dividends for the current financial year from the National Bank of Greece.

Accounting treatment
The Boards of National Bank of Greece and Alpha Bank expect that the merger will be accounted for under the pooling of interests method for Greek GAAP, whereas it will be treated as an acquisition in terms of US GAAP.

Conditions and expected timetable
As provided by Greek Law, the Draft Merger Agreement has to be approved by the Boards of Directors of National Bank of Greece and Alpha Bank. In addition, independent reporting accountants' reports mentioned above will be submitted to the respective Bank's General Assemblies. Furthermore, the Boards of Directors of National Bank of Greece and Alpha Bank will prepare detailed reports justifying, from both legal and financial perspective, the Draft Merger Agreement and, particularly, the merging Banks' share exchange ratio. As required by Law, the aforementioned reports by the Boards of Directors will be submitted to the respective General Assemblies as well.

Both Banks' General Assemblies will be convened to resolve upon approving the Draft Merger Agreement. Following their resolution, the Merger Agreement between National Bank of Greece and Alpha Bank will be signed. It should be noted that in any case, completion of the transaction is conditional, inter alia, on approvals by the Greek Competition Commission and the Bank of Greece (Central Bank).

It is the expectation of the Boards of National Bank of Greece and Alpha Bank that the respective General Assemblies (and repeat General Assemblies if required) will take place no later than April 2002, with completion of the merger occurring in the first half of 2002.

Advisors
National Bank of Greece is being advised by Schroder Salomon Smith Barney and Alpha Bank is being advised by Goldman Sachs International on this transaction. KPMG and PriceWaterhouseCoopers have been appointed as independent reporting accountants to the National Bank of Greece and Alpha Bank, respectively. Both Banks are being advised by McKinsey & Company on the evaluation of synergies and integration costs as well as on the development of the organizational structure.

Athens, November 20, 2001

This press release does not constitute an offer to sell or to acquire any securities of National Bank of Greece or Alpha Bank in the United States or in any other jurisdiction. Securities of National Bank of Greece and/or Alpha Bank may not be offered or sold in the United States absent registration under the U.S.Securities Act of 1933, as amended, or an available exemption from such registration. Any public offering of such securities to be made in the United States will be made by means of a prospectus that may be obtained from National Bank of Greece or Alpha Bank, as applicable, and that will contain detailed information about the company and management, including financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

In Euro millions for 9 month period ending 30 Sep 2001	NBG	ALPHA	MERGED BANK
Operating Income	1,451	999	**2,450**
Operating Expenses (before depreciation & amortisation)	722	413	**1,135**
Provisions	118	116	**234**

Pre-tax Profits	578	336	**915**
Pre-tax Profits after Minorities	570	312	**882**
Total assets	49,346	30,289	79,635
Loans & advances to customers	18,831	14,904	33,734
Amounts owed to customers	41,754	23,824	65,578
Shareholders' Equity excl. minorities	3,054	2,226	5,281
Risk weighted assets *	23,880	21,298	
Total capital *	2,902	1,725	
Total capital ratio *	12.15%	8.10%	

* As at 30 June 2001

Press Releases of the Bank

NATIONAL BANK OF GREECE - ALPHA BANK [1/11/2001]





NATIONAL BANK OF GREECE ALPHA BANK

The Board of Directors of National Bank of Greece S.A. ("National Bank of Greece") and Alpha Bank A.E. ("Alpha Bank") met this morning and decided to submit to their respective General Assemblies the proposal for the merger of the two institutions. The merger will be effected in accordance with the provisions of Article 16 of Law 2515/97, as amended by Law 2744/99, comprising an exchange of shares.

The exchange ratio of National Bank of Greece shares for Alpha Bank shares is expected to be based on the relative market capitalisations of the two groups and will be determined in accordance with the methodologies stipulated by law.

Management of the merged group will be exercised by the Board of Directors and an Executive Committee, both led by Mr. Theodoros B. Karatzas as Executive Chairman and Mr. Yannis S. Costopoulos as Governor. Members of the Executive Committee will be: Andreas Vranas, Constantine Kyriacopoulos, Demetrios Mantzounis, Theodoros Pantalakis, Apostolos Tamvakakis.

The Boards of Directors of the two banks have reached their decision regarding the merger taking into account the following benefits :

- This merger will create a financial services group, which due to its increased size will be better able to operate and take advantage of strategic opportunities in the extremely competitive European and international markets. The strong capital base of the merged group will facilitate the development of an outward looking business strategy in South Eastern Europe and the larger international financial centres.
- There is significant complementarity in sectors such as retail banking, asset management, brokerage, the SME market, treasury and real estate management. Moreover, synergies can be captured in other high growth sectors in Greece such as bancassurance and the insurance market.
- The potential for enhancing the operational efficiency of the merged group, building upon the proven management track records in restructuring both banks' respective operations and containing costs.
- The potential for substantial economies of scale in areas such as the branch network, marketing and sales of products and services, investments in IT and infrastructure, and better utilisation of human resources.
- The new group will have increased presence in international capital markets, as reflected in larger weightings in the international indices. This development will raise the profile of the new group for international investors.
- With this move, a new financial group with total assets of approximately EUR 80 billion and a market capitalisation of approximately EUR 10 billion is created, which will make it the 23rd largest European bank by market capitalisation.

With reference to the decision taken by the Board of Directors, the following statements were made :

Mr Theodoros B. Karatzas, Chairman and Governor of National Bank of Greece said: "We are very excited about the creation of a strong bank that will contribute significantly to the development of the Greek economy. This merger also represents the opportunity to create a leading European bank, with its decision making centre in Greece, which will be the benchmark in Greece for domestic and international investors".

Mr. Yannis S. Costopoulos, Chairman and Managing Director of Alpha Bank said: "This merger will improve the range, quality and competitiveness of our products and services to customers whilst reinforcing our position in the international capital markets. Benefits are also expected from the optimisation of our combined direct and indirect networks, which will create new opportunities for staff within the enlarged group."

The managements of the two banks to be merged will convene a press conference within 20 days to provide further details on the merger.

National Bank of Greece is being advised by Schroder Salomon Smith Barney and Alpha Bank is being advised by Goldman Sachs on this transaction. KPMG and PriceWaterhouseCoopers have been appointed as independent auditors to the National Bank of Greece and Alpha Bank, respectively.

Alpha Bank published its nine months 2001 results for the Bank and the Group on October 26, 2001, while National Bank of Greece confirms it will announce its nine months 2001 results for the Bank and the Group as planned on Wednesday, November 7, 2001 at 16.15 hours.

Athens, November 1, 2001

This press release does not constitute an offer to sell or to acquire any securities of National Bank of Greece or Alpha Bank in the United States or in any other jurisdiction. It is expected that certain shareholders of National Bank of Greece and Alpha Bank in the United States will be permitted to participate in the merger. In such event, to the extent applicable, the procedural and filing requirements of the U.S. Williams Act will be satisfied at the time. Securities of National Bank of Greece and/or Alpha Bank may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption from such registration. No decision has been made as to whether any such securities will be so registered. Any public offering of such securities to be made in the United States will be made by means of a prospectus that may be obtained from National Bank of Greece or Alpha Bank, as applicable, and that will contain detailed information about the company and management, including financial statements.

Press Releases of the Bank

NATIONAL BANK OF GREECE - ALPHA BANK [31/10/2001]





NATIONAL BANK OF GREECE ALPHA BANK

In the framework of transparency and the need to inform the investor community in a timely and correct fashion, the managements of the National Bank of Greece and Alpha Bank announce that they are in talks regarding a potential all equity merger of the two financial institutions. The respective Board of Directors will be meeting tomorrow at 11.00 am to decide on this issue.

It is pointed out that throughout this process, both organisations will continue to comply fully with all the regulations and procedures of their domestic and international regulators.

The two banks will continue to inform the investment community both domestically and internationally.

Athens, October 21, 2001

This press release does not constitute an offer to acquire any securities of National Bank of Greece or Alpha Bank in the United States or in any other jurisdiction.

Press Releases of the Bank

ALPHA BANK - THIRD QUARTER RESULTS FOR YEAR 2001 [25/10/2001]

The Board of directors today approved the third quarter results for 2001:

A. The Bank's (pro-forma) results

The bank's net profit **after taxes** posted an increase of 17% and amounted to Drs 76.4 billion against Drs 65.5 billion for the corresponding period last year. Net profit before taxes amounted to Drs 106.5 billion against Drs 92.8 billion last year.

Interest income increased YoY by 48%, or Drs 51.6 billion, outweighing losses in the Bank's non-interest income, which posted a decline of Drs 30.5 billion, mainly due to adverse conditions at the Athens Stock Exchange. These losses of revenue were partially offset by substantial capital gains made from the bond portfolio, which boosted results from financial operations to a high level, although lower than the one attained last year

Operational costs were contained, with staff costs posting a 3.1% decrease, mainly because of the 2.7% reduction in personnel.

The bank's total loan portfolio amounted to Drs 4,487 billion, increasing by 17.8%. Consumer and housing loans specifically increased by 69% and 51% respectively, particularly due to the significant acceleration in these categories during the third trimester of 2001. The Bank's market share in loans among the five largest commercial banks reached 25.4%.

Deposits and repos increased by 15.4% and amounted to Drs. 7,430 billion. The Bank has a 22,7% market share among the five largest commercial banks.

Total assets amounted to Drs 9,569 billion against Drs 9,229 billion for last year (+3.7%), while capital and reserves amounted to Drs 695 billion against Drs 635 billion for last year (+9.5%).

B. Pro-forma results on a consolidated basis

Profit on a consolidated basis **after taxes and minority interests** amounted to Drs 71.2 billion against 72,2 billion in the corresponding nine months period for the year 2001 (-1.4%). Thus, return on assets amounted to 0.9%, while return on equity was 15%. These results, although negatively affected by the course of capital markets in Greece and abroad, are satisfactory.

There is a distinct enhancement in the quality of earnings. Specifically net interest margin at 2.3% is significantly higher than that of last year (1.8%). Net interest income as a percentage of operational income reached 58% this year compared to 42% last year.

Loans to customers (including leasing and factoring) amounted to Drs 5,287 billion while international subsidiaries increased their loans during the period by 33.3%.

Savings by customers (which include mutual funds, sales of securities and funds under portfolio management) amounted to Drs 9,926 billion.

Total assets reached Drs 10,321 billion compared to Drs 9,986 billion last year (+3.4%), while capital and reserves including minority interests amounted to Drs 823 billion against Drs 777 billion last year (+5.9%).

The results of the companies of the Alpha Bank Group are satisfactory, especially those whose operations are not influenced by the adverse conditions in the capital markets. Alpha Astika Akinita has increased its profitability before tax by 35%, while Alpha Insurance has increased life assurance premiums production by 22% in a contracting market. Alpha Leasing has increased sales by 19% and ABC Factors increased sales by 55%.

Subsidiary banks in Southeastern Europe and in the United Kingdom continue their successful track, increasing their size and presence in the local markets. As far as the nine month period January to September 2001 in concerned, profitability has increased considerably with Alpha Bank Romania showing the most significant increase in its pretax profits by 58%.

C. Alpha Bank today

In today's challenging environment Alpha Bank follows a policy of controlled credit expansion, upgrading its systems and diligent cost control.

Net interest margin has improved without a respective increase to the risk profile of the loan portfolio, due to the use of advanced credit scoring systems and MIS methods. The level of NPLs (90 days) now stands at 3.1%; the lowest in the Greek banking system. At the same time provisions amount to 1.5% of total loans.

The Bank continuously improves its product offering through the use of alternative distribution channels, providing new value added services to its customers such as:

- AlphaLine (PC transactions) with 2,400 subscribers.
- AlphaPhone (automated transactions using the phone) with 27,500 subscribers.
- Alpha Web Banking (internet transactions) with 24,000 subscribers and 200,000 transactions per month, which also supports mobile phone banking (Alpha Bank m-Banking).
- AlphaTrade using a state of the art Call Center with 25,000 subscribers, 6,000 of which do on-line trading amounting to 14% of total brokerage volume. This service also offers capacity for trading of international equities.
- AlphaDirect (On line connection of the Bank's computer systems with those of clients') as well as Alpha Bank File Transfer (Data file transfer) through Internet.

The above, together with 727 ATMs installed in one of the 424 Branches or other locations, the 26,625 AlphaLink terminals (EFT-POS) used for card transactions, the network of 1,000 insurance agents and the branches of the various subsidiaries make up a continuously improving, widely dispersed and efficient financial services network.

An important development is the gradual unfolding of the "Proteus 21" re-engineering project, which will be completed by June 2002. Proteus 21 involves the transfer of all back office support activities to specialized Back Office Centers, as well as the redesign of individual branches in a way that enables the more efficient selling of banking products. Within this context, it involves staffing all branches with Customer Support Officers together with Financial Advisors.

The re-engineering of Alpha Bank/s branch network not only will improve customer service; it will also enhance the cost structure; as the relocation or combination of branches that followed the merger with Ionian Bank enabled the Bank to reduce headcount by 7%, thus lowering operating cost and improving productivity

In the process of improving the organizational structure of the Group, a new Alpha Finance, wholly owned by the Bank, has been created. This company will take up all investment banking and brokerage activities of the Group. Ionian Leasing has been merged into Alpha Leasing, while the Bank bought the remaining 50% of ABC Factors that it did not already own. Finally, Alpha Private and Alpha Asset Management have started operations in the area of private and institutional client portfolio management, as well as Alpha Equity Fund in venture capital. In the IT sector, the merger of Delta Informatics and Singular has been finalized, and the Bank participated with a 15 % share holding in the e-commerce firm CosmoOne in which the National Bank of Greece, the Hellenic Telecom Organization, Cosmote and Dienekis Informatics also have a stake. Progress is being made in the projects of Smart Cards and the Electronic Certification, which are pursued together with the National Bank of Greece.

Alpha Bank continues improving its upward course in a challenging environment. The events of September 11, 2001 have increased uncertainty in the markets. Nevertheless, the Greek economy is experiencing rapid growth induced by the fall of interest rates together with the implementation of large private and public infrastructure and development projects. The 46% fall in the General Index of the Athens Stock Exchange and the substantial fall in transaction had an adverse effect on the Bank's revenue, but prospects in the medium term are favorable. During the coming years Greek banks are expected to continue growing rapidly, gradually reaching the European averages, while at the same time offering an attractive investment opportunity.

Athens, October 25, 2001

 Rule 12g3-2(b) File No. 82-3399

Press Releases of the Bank

PURCHASE BY ALPHA BANK OF BANK OF CYPRUS' SHAREHOLDING IN ABC FACTORS
[17/10/2001]

In accordance with the new organisational and business structure of the Alpha Bank and Bank of Cyprus respective Groups, factoring business shall henceforth be conducted by wholly owned subsidiaries of each Group.

In this context, it was mutually decided to terminate the business collaboration of the two Groups in the area of factoring, which had commenced in 1994, upon the incorporation of ABC FACTORS in which the two Groups participated with a 50% shareholding each.

Upon obtaining the necessary approvals, Alpha Bank will acquire Bank of Cyprus' 50% shareholding in ABC FACTORS for a valuable consideration of Drs 10 billion (Euro 23,9milliom).

Athens, October 17, 2001

Press Releases of the Bank

CONVERTIBLE BOND ISSUE. [9/10/2001]

ALPHA BANK, as Lead-Manager, Agent and Sole-Bookrunner, and ALPHA FINANCE, as advisor to the issuer, have undertaken a convertible bond issue for ATTICA ENTERPRISES HOLDINGS S.A.

The issue amount is EUR 45 million (GRD 15.334 billion), maturity is three years, with issue date October 11, 2001, annual coupon of 3.25%, issue price at par (100) and redemption price 109.638. Each bond, of Euro 10,000 denomination, can be converted to 1,908 common shares of the issuer. The right of conversion is valid for one business day after each monthly anniversary of the issue date, starting from the 6th and ending on the 35th anniversary. The issuer has the right to call the bond, one business day after the 12th, 18th, 24th, and 30th monthly anniversary of the issue date at redemption prices of 159, 162, 162, and 166 respectively.

The bond will be the first corporate fixed-income security in book entry form to be listed on the Athens Stock Exchange and traded through its electronic system. The settlement will take place through the Central Securities Depository S.A.

ATTICA ENTERPRISES HOLDINGS S.A. operates through its subsidiaries in passenger shipping, having a fleet of eight SUPERFAST vessels in the Adriatic and the Baltic Sea, while in 2002 it expects to take delivery of four new SUPERFAST vessels. Through its subsidiary, STRINTZIS LINES, the group operates an additional fleet of 14 vessels; seven of them in the Greece to Italy sea routes and the rest in the domestic sea routes, while in 2002 it expects to take delivery of four new vessels under the name BLUE STAR FERRIES for the domestic sea routes. After acquiring the new vessels, the group will own and operate 21 vessels of an average life of less than three years.

The harmonisation in the tax regime of the Greek corporate bonds with that of the Greek government ones is expected to boost the issue of corporate bonds by Greek issuers, allowing them to:

- **finance their investment plans and/or acquisitions**
- **transfer short-term liabilities to the medium-to-long and**
- **achieve access to alternative sources of funding**

This issue, therefore, signals a new era for Greek enterprises providing them with the opportunity of alternative sources of capital.

The ALPHA BANK Group intends to play a leading role in developing the Greek corporate bond market and provide an effective and competitive service to its customers.

Athens, October 9 , 2001

Press Releases of the Bank

ALPHA BANK CAPITAL GUARANTEE - ALPHA BANK ISSUES A NEW SERIES OF ITS ALPHA BANK CAPITAL GUARANTEE INVESTMENT PRODUCTS [13/9/2001]

Alpha Bank, issues a new series of its **ALPHA BANK CAPITAL GUARANTEE Maximum Return investment product** series. ALPHA BANK CAPITAL GUARANTEE Maximum Return products guarantee investors' capital and offer high predetermined returns subject to satisfaction of certain market conditions during the life or at maturity of the issues.

The bank launches one ALPHA BANK CAPITAL GUARANTEE Maximum Return account, offering the following features:

ALPHA BANK "EURO 3x3" Maximum Return
Investment period six months, linked to the EUR/USD exchange rate, predetermined maximum annualised return :

- 3.00% in case the EUR/USD exchange rate at maturity is higher than the EUR/USD exchange rate on the starting date plus 0.0300, or
- 6.00% in case the EUR/USD exchange rate at maturity is higher than the EUR/USD exchange rate on the starting date plus 0.0600, or
- 9.00% in case the EUR/USD exchange rate at maturity is higher than the EUR/USD exchange rate on the starting date plus 0.0900, or

Minimum investment amount is EUR 5,000.

Subscription period is 14/09/2001-21/09/2001.

The above product is designed for investors who seek to diversify part of their portofolios through investments in the global capital and foreign exchange markets, combined with a capital guarantee.

Athens, September 13 , 2001

Rule 12g3-2(b)
File No. 82-3399

Press Releases of the Bank

PROJECT FINANCE AGREEMENT ALPHA BANK-TECHNO FOR A COMMERCIAL DEVELOPMENT IN PATRAS [2/8/2001]

Alpha Bank and Techno S.A., a subsidiary of Elliniki Technodomiki S.A. , signed yesterday a loan agreement of Euro 16,8 million for the construction of an entertainment center of 15.300 m^2 being built by Techno in Patras at the site of an old factory on the sea front. The loan is on project finance basis, i.e. it will be repaid from the revenues of the center, without shareholders guarantees.

The entertainment center, named VESO MARE, will include 8 cinema halls, bowling with 16 lanes, fast food and traditional restaurants, cafeterias, ice cream parlor and bars. It will also have underground parking for 500 cars for the visitors.

VESO MARE is a pioneering development, the first of its kind outside Athens and Thessaloniki, and it is expected to create a new leisure and entertainment pattern in this Western Greece region.

Alpha Bank entered Project Financing in 2000, in response to the need of many corporate clients to finance large projects without lender resource to the parent company. Project finance fits economically autonomous investments with distinct cash flows that can service their borrowing. To date Alpha Bank participates in the financing of the large B.O.T. projects now under construction, like the Attica Freeway and the Rion-Antirion Bridge, and the 6 large national highway concessions now planned, and is financing large investments in wind and conventional power generation, real estate development and industrial plants.

Athens, August 2, 2001


Rule 12g3-2(b)
File No. 82-3399

Press Releases of the Bank

HALF YEAR RESULTS OF ALPHA BANK [26/7/2001]

A. Results on a solo basis (pro forma)
Net profit of Alpha Bank **after taxes** posted a 6.3% increase for the half year in 2001. Specifically they amounted to Drs 47.2 billion against Drs 44.4 billion the year before. The corresponding pre tax figure is Drs 63.3 billion against Drs 62.9 last year.

Net interest revenue posted on increase of 56.8% or Drs 38.4 billion. Thus, more than off setting the loss of income from financial operations as a result of the weakness of the Athens Stock Exchange (minus Drs 20.6 billion). From this point of view, one notes an improvement in the quality of earnings of the Bank.

Total assets amounted to Drs 11,120 billion against Drs 9,002 billion last year (+23.5%) and equity capital amounted to Drs 705 billion compared with Drs 635 billion the previous year (+11%).

Loans increased by 23.2% to Drs 4,317 billion more robust growth in consumer (+58%) and mortgage loans (+28%). Growth in those two categories has indeed accelerated over the last few months. In loans, the Bank has a market share of about 26% among the five largest commercial banks.

Deposits and repos increased by 17.2% or Drs 7.253 billion. The Bank has a market share of about 23% among the five largest banks.

B. Results on a consolidated basis (pro forma).
Net profit on a consolidated basis **after tax and minority interests** reached Drs 44 billion compared with Drs 50 billion in the same period the previous year.

Total assets amounted to Drs 11,905 billion against Drs 9,709 billion last year (+22.6%) while equity capital, including minority interests, to Drs 837 billion compared with Drs 754 billion in 2000 (+11%).

Results continued to be negatively affected by poor capital market conditions in Greece and abroad, primarily commission revenue and income from financial operations. On the contrary, the net interest revenue registered an impressive rise of 53%. In this way, the net interest margin improved to 2.2% from 1.7% last year, an increase of 50 basis points.

Alpha Bank manages in total Drs 9,812 billion of customer savings (including market funds, bond sales and portfolio management funds). Alpha Bank has the largest market share in equity mutual funds in Greece (22% market share) and manages around Drs 300 billion of client assets in Alpha Private Bank.

Customer financing (including leasing and factoring) amounts to Drs 5,121 billion, with bank subsidiaries abroad to play a most dynamic role in the loan business of Alpha Bank.

Athens, July 26, 2001

Press Releases of the Bank

ALPHA PRIVATE BANK - A NEW ERA IN INVESTMENT SERVICES [19/6/2001]

ALPHA BANK inaugurates a new era in the field of investment services and wealth management, in Greece. Facing the new challenges, deriving from the globalization of the markets, the rapid development of onshore private banking, the plethora of investment options, the penetration of the new economy and the continious increase of clients seeking comprehensive invesment services, Alpha Bank creates a flexible and dynamic business unit under the name of Alpha Private Bank.

Alpha Private Bank merges Alpha Bank's Private Banking Division with Alpha Brokerage's private client business. It employs more than 100 investment consultants and is running a **substantial network of 20 specialized investment centers**, with a presence all over Greece. These centers will also assist in covering the investment needs of the clients of the 450 Alpha Bank branches.

With Alpha Bank's experience, with the expertise of its subsidiaries within Greece and those abroad, such as **ALPHA BANK LONDON, ALPHA BANK JERSEY** and **ALPHA FINANCE US,** as well as with the cooperation of international financial institutions, Alpha Private Bank is exploiting the rapid development of national and international markets, with high quality services, aiming to build strong and long lasting relationships with its clients.

Alpha Private Bank's investment consultants monitor clients' portfolios and suggest **suitable investment products in equity, bond and derivatives markets, in Greece and abroad**, always taking under consideration the client's profile and market conditions.

Alpha Private Bank offers three alternative services, always aiming at meeting the client's investment targets.

Discretionary Management Services
Within Discretionary Management, Alpha Private Bank is mandated to undertake the management of portfolios, acting at its discretion, in accordance with a predetermined investment profile.

Active Advisory Services
Clients interested in managing their own portfolio and who wish to take their own investment decisions, have the choice of the "active advisory" account, supported by an active and daily advisory service offered by Alpha Private Bank.

Prime Brokerage Services
With a "Prime Brokerage" account, clients monitor and manage their portfolio on their own, entrusting the execution of their investment decisions to Alpha Private Bank.

Thus, Alpha Private Bank offers comprehensive investment services by selecting appropriate investment products and building diversified portfolios, continuously and actively monitoring and re-adjusting them.

Moreover, Alpha Private Bank's ability to offer third-party investment products makes it flexible **and independent in investment decision-making** and always prompt to suggest products that are best suited to the client's investment philosophy and profile.

Alpha Private Bank's offering goes beyond investment services, providing **wealth management** services, which encompass real estate advisory, art advisory and asset/ liabilities' management.

Alpha Private Bank is investing heavily in "state of the art" technology enhancing its on line presence. **Alpha Web Banking and Alpha Trade** (call center, internet, WAP, IVR, ATM) offer a combination of on-line banking and brokerage services, substantially reducing the time required for the completion of transactions and offering an aggregated portfolio view.

Athens, June 19, 2001

Press Releases of the Bank

NEW ALPHA SUBSIDISED HOUSING LOANS FOR FIRST RESIDENCE AT AN INTEREST RATE OF 2.9% [13/6/2001]

After the new Housing Loans, Alpha Bank now offers, for the first time, Housing Loans at low fixed interest rates, for the purchase of first residence, subsidised by the Greek state.
These loans are granted depending on the income, the marital status and the housing needs of the customer.

The subsidy is available at both fixed and variable Alpha Housing Loans interest rates.

For instance, the fixed interest rate for one year after the subsidy starts at 2.90% and varies depending on the customer's marital status as follows :

Marital Status	Fixed Interest Rate for one year*
Married with four children or more	2.90%
Married with three children	3.15%
Married with two children	3.40%
Married with one child	3.40%
Married	3.90%
Single	4.15%

*plus the contribution of Law 128/75, which is 0.12%

Moreover, the Subsidised Alpha Housing Loans offer :
- Free choice of interest rate at any time during the loan period, as the customer may choose a variable rate or a fixed interest rate for 3, 5, 10 or 15 years.
- Total loan reimbursement period up to 30 years.
- Grace period up to 2 years.
- Responsible and qualitative servicing.

Athens, June 13, 2001

 Rule 12g3-2(b)
File No. 82-3399

Press Releases of the Bank

NEW ALPHA HOUSING LOANS AT AN INTEREST RATE OF 4.90% [8/6/2001]

Alpha Bank now offers everyone the opportunity to acquire their own house with the New Housing Loans at the favourable interest rate of **4.90%, fixed for the first year,** with clear-cut terms, without any implied burdens.

Besides the low interest rate for the first year, the new Alpha Housing Loans offer other benefits as well, such as :

- Free choice of interest rate after the first year. From the second year and **at any time during the loan period,** the customer may choose the variable interest rate or a fixed interest rate for 3, 5, 10 or 15 years.
- Loan authorisation within 24 hours.
- Disbursement upon the signing of the contract.
- Financing up to 100% of the purchase value, the construction or repair works of the house.
- Duration up to 30 years.
- Grade period up to 2 years.
- Housing loan transfer possiblity from another bank.

Athens, June 8, 2001

 Rule 1293-2(b)
File No. 82-3399

Press Releases of the Bank

ALPHA BANK CAPITAL GUARANTEE [30/5/2001]


02 SEP 30 9:35

ALPHA BANK issues new series of its ALPHA BANK CAPITAL GUARANTEE investment products

Alpha Bank, issues a new series of its **ALPHA BANK CAPITAL GUARANTEE Final Return investment product** series. ALPHA BANK CAPITAL GUARANTEE Final Return products guarantee investors' capital and offer the possibility of high returns linked to the global capital markets.

The bank launches one ALPHA BANK CAPITAL GUARANTEE Final Return account, offering the following features:

1. ALPHA BANK "EUROPEAN Barrier" / Final Return
Investment period 349 days, linked to the Dow Jones EURO STOXX 50^{SM} index, participation ratio 100%, in case the price of the index exceeds 5473.65 at any time during the period 11/06/2001-24/05/2002 the investor receives at maturity annualised return 5,0%.

Minimum investment amount is GRD 2,000,000.

Subscription period is **31/05/2001-08/06/2001.**

The above product is designed for investors who seek to diversify part of their portfolios through investments in the global capital and foreign exchange markets, combined with a capital guarantee.

Athens, May 30, 2001

 Rule 12g3-2(b) File No. 82-3399

Press Releases of the Bank

ATHENS 2004 GOLD VISA CARD
THE FIRST PRODUCT WHICH ACTIVELY SUPPORTS THE 2004 OLYMPIC GAMES EXCLUSIVELY BY ALPHA BANK [29/5/2001]

The **President of the Athens 2004 Organising Committee** for the Olympic Games, **Mrs Gianna Angelopoulos-Daskalaki** and the **Chairman of Alpha Bank, Mr. Yannis S. Costopoulos** presented, at a jointly held Press Conference, at the headquarters of the Organising Committee for the Olympic Games, the **ATHENS 2004 Gold VISA card**, the first banking product which actively supports the Athens 2004 Olympic Games.

Alpha Bank, the Official Bank of the Athens 2004 Olympic Games, launches a new, special, collectable **Gold VISA card**. Its holders will be proud to contribute together with the Bank to the immense national project, the Athens 2004 Olympic Games. Euro80 of the Card's once off subscription fee and 0.5% of the value of the purchases with the card during the next three years, will be remitted to the Organising Committee for the Olympic Games.

The ATHENS 2004 Gold VISA card will be issued in a **limited number** and on a priority basis solely through the Alpha Bank Branch **network**. Its subscription of Euro400 covers its entire validity period until December 31, 2004. Following its expiration date, the holders will receive, at no subscription fee, a new card issued by Alpha Bank, valid until the end of year 2008.

The ATHENS 2004 Gold VISA card will reward its members not only through their tangible participation in the Olympic Vision but also through the **"EPATHLON"*** reward scheme programme, allowing card holders to win "golden privileges" such as collectable Olympic items, tickets and hospitality for the Games. Through the use of the card, holders will collect **"ATHLA"**** exchangeable with unique gifts related to the Olympic Games.

Athens, May 29, 2001


Rule 12g3-2(b)
File No. 82-3399

Press Releases of the Bank

ALPHA BANK CAPITAL GUARANTEE [18/5/2001]

ALPHA BANK issues new series of its ALPHA BANK CAPITAL GUARANTEE investment products.

Alpha Bank, issues new series of its **ALPHA BANK CAPITAL GUARANTEE Maximum Return investment product** series. ALPHA BANK CAPITAL GUARANTEE Maximum Return products guarantee investors' capital and offer high predetermined returns subject to satisfaction of certain market conditions during the life or at maturity of the issues.

The bank launches two ALPHA BANK CAPITAL GUARANTEE Maximum Return accounts, offering the following features:

1. ALPHA BANK "EURO BARRIER" Maximum Return
Investment period 112 days, linked to the EUR/USD exchange rate, predetermined maximum annualised return 14.20% in case the EUR/USD exchange rate reaches or exceeds 1.0000 at any time during the period 28/05/2001-17/09/2001; minimum annualised return 0.50%.

2. ALPHA BANK "Nikkei 225" Maximum Return
Investment period six months, linked to the Nikkei 225 Index, predetermined maximum annualised return 7.30% in case the index appreciates by at least 5%.

Minimum investment amount is GRD 2,000,000.

Subscription period is 21/05/2001-25/05/2001.

The above products are designed for investors who seek to diversify part of their portfolios through investments in the global capital and foreign exchange markets, combined with a capital guarantee.

Athens, May 18, 2001

Press Releases of the Bank

FIRST QUARTER RESULTS FOR YEAR 2001: NET PROFITS BEFORE TAX DRS 31.6 BILLION
[3/5/2001]

Alpha Bank net profits before tax for the **first quarter** of year **2001** amounted to Drs31.6 billion compared with Drs21.1 billion of the respective period in 2000, indicating an increase of 50%. Consolidated profits after tax and minority rights amounted to Drs21.3 billion as against Drs20.8 billion the previous year.

This significant 50% increase of the Bank's results was due to the important improvement of interest spreads, the realisation of profits through the sale of bonds as well as synergies from the merger.

More specifically, the **net income from interest** is proving to be a significant factor of profitability in 2001, as forecasted. Its significant improvement during the first quarter of 2001 reflects the more favourable terms of financing despite the convergence of the interest rates to European levels. It is noted that net interest income to average assets amounted to 2.34% for the first quarter of 2001 as against 1.76% of the respective period in 2000.

Results from financial transactions were at lower levels than those of the first quarter of 2000 due to the continuously negative conjuncture of the Athens Stock Exchange.

Personnel remuneration, the Bank's basic cost, remained at the same levels as in the first quarter of 2000. Thus, Personnel remuneration has remained at the same levels for a third consecutive year.

Many Companies of the Group have posted similarly important increased results. More specifically, Alpha Bank Romania 105%, Alpha Bank Ltd Cyprus 96%, Alpha Leasing 39% and Alpha Astika Akinita 36%.

Due to the negative course of the Athens Stock Exchange, also during the first quarter of 2001, the Group Companies, the profitability of which is directly dependent on trading volume and the Athens Stock Exchange Index, posted reduced results.

CONSOLIDATED BALANCE SHEET FINANCIAL INDICATORS
(amounts in billion of Greek Drachmae)

	1st quarter 2001	**1st quarter 2000**	**Rate**
Total Assets	10,308.2	9,277.2	+11.1%
Loans and Advances (less provisions)	4,504.2	3,634.2	+23.9%
Customer's Deposits and Repos	7,579.5	6,309.3	+20.1%

Athens, May 3, 2001

Press Releases of the Bank

ALPHA BANK CAPITAL GUARANTEE [2/5/2001]

ALPHA BANK issues new series of its ALPHA BANK CAPITAL GUARANTEE investment products.

Alpha Bank, issues new series of its **ALPHA BANK CAPITAL GUARANTEE Maximum Return investment product** series. ALPHA BANK CAPITAL GUARANTEE Maximum Return products guarantee investors' capital and offer high predetermined returns subject to satisfaction of certain market conditions during the life or at maturity of the issues.

The bank launches two ALPHA BANK CAPITAL GUARANTEE Maximum Return accounts, offering the following features:

1. ALPHA BANK "EURO BARRIER" Maximum Return
Investment period 126 days, linked to the EUR/USD exchange rate, predetermined maximum annualised return 10.00% in case the EUR/USD exchange rate reaches or exceeds 1.0000 at any time during the period 14/05/2001-17/09/2001; minimum annualised return 0.50%.

2. ALPHA BANK "EUROPEAN WEEKLY RANGE" Maximum Return
Investment period 364 days, linked to the Dow Jones EURO STOXX 50^{SM} index, annualised return 6.80% for each week that the observation price of the Dow Jones EURO STOXX 50 index (observations are taken the first working day of each week) remains within a range set by the 90% and 110% of the initial price.

Minimum investment amount is GRD 2,000,000.

Subscription period is 03/05/2001-11/05/2001.

The above products are designed for investors who seek to diversify part of their portfolios through investments in the global capital and foreign exchange markets, combined with a capital guarantee.

Athens, May 2, 2001

Press Releases of the Bank

ALPHA BANK ABSORBED ALPHA FINANCE [30/4/2001]

Alpha Bank announces that on Aprlil 30, 2001 the resolution of the Ministry of Development concerning the approval of the **merger by absorption** of **Alpha Finance by Alpha Bank**, was recorded in the Registry of Societes Anonymes.

As of May 2, 2001, the share of the absorbed Alpha Finance will no longer be negotiated in the Athens Stock Exchange. Those shareholders of Alpha Finance registered on April 30, 2001 are entitled to newly issued shares by Alpha Bank, as a result of the absorption at the rate of 1.35 share of Alpha Bank for every 1 share of Alpha Finance.

The date, on which the shareholders' accounts will be credited , shall be announced through the Press.

Athens, April 30, 2001

 Rule 12g3-2(b) File No. 82-3399

Press Releases of the Bank

ALPHA BANK CAPITAL GUARANTEE [18/4/2001]

ALPHA BANK issues new series of its ALPHA BANK CAPITAL GUARANTEE investment products

Alpha Bank, issues new series of its **ALPHA BANK CAPITAL GUARANTEE Maximum Return investment product** series. ALPHA BANK CAPITAL GUARANTEE Maximum Return products guarantee investors' capital and offer high predetermined returns subject to satisfaction of certain market conditions during the life or at maturity of the issues.

The bank launches two ALPHA BANK CAPITAL GUARANTEE Maximum Return accounts, offering the following features:

1. ALPHA BANK "EURO BARRIER" Maximum Return
Investment period 139 days, linked to the EUR/USD exchange rate, predetermined maximum annualised return 10.00% in case the EUR/USD exchange rate reaches or exceeds 1.0000 at any time during the period 30/04/2001 - 09/04/2002; minimum annualised return 0.50%.

2. ALPHA BANK "EUROPEAN WEEKLY RANGE" Maximum Return
Investment period 343 days, linked to the Dow Jones EURO STOXX 50^{SM} index, annualised return 6.80% for each week that the observation price of the Dow Jones EURO STOXX 50 index (observations are taken the first working day of each week) is greater than 3783.72 and less than 4624.54.

Minimum investment amount is GRD 2,000,000.

Subscription period is 19/04/2001-27/04/2001.

The above products are designed for investors who seek to diversify part of their portfolios through investments in the global capital and foreign exchange markets, combined with a capital guarantee.

Athens, April 18, 2001

 Rule 12g3-2(b) File No. 82-3399

Press Releases of the Bank

THE MERGER OF ALPHA FINANCE WITH ALPHA BANK IS APPROVED BY THE SHAREHOLDERS OF ALPHA BANK [9/4/2001]

The **Extraordinary General Meeting of Shareholders of Alpha Bank** of April 9, 2001, approved the **merger** of **Alpha Finance** by **Alpha Bank** through absorption of the former by the Bank, as well as the draft contract and the merger acts of the two Companies.

The merger has already been approved by the General Meeting of Shareholders of Alpha Finance, which took place on March 15, 2001 and it is expected that the consequent approvals of the competent authorities will be obtained by the end of April 2001.

It is noted that, only those shareholders of Alpha Finance registered on the date of registration of the approval by the Ministry of Development in the Registry of Societes Anonymes, will be entitled to shares of Alpha Bank. The date, on which the shareholders' accounts will be credited, shall be announced through the Press.

Athens, April 9, 2001

Press Releases of the Bank

NEW BRANCHES OF ALPHA BANK [2/4/2001]

Six new Branches have been added to the Alpha Bank's network.

◈ **ANO ELEFSIS** (sub-branch)	1 El. Venizelou St., GR - 192 00 ELEFSINA
◈ **ATHENS AIRPORT** (sub-branch)	Athens International Airport, GR-190 04 SPATA
◈ **FILOTI** (sub-branch)	Filoti, GR - 843 02 CHALKEION NAXOS
◈ **«HENRY DUNANT» HOSPITAL** (sub-branch)	107, Messoghion Ave., GR - 115 26 ATHENS
◈ **NEA ALIKARNASSOS**	50, Ikarou Ave., GR - 716 01
◈ **SIFNOS**	Apollonia, GR - 840 03 SIFNOS

Note that only the Branches offer a variety of products and services, for firms and individuals, such as :

- Deposits in Drachmae, Euro and other currencies
- Cards: AlphaBank Electron Visa, AlphaBank Visa, AlphaBank Mastercard, American Express (Green and Gold), American Express credit card
- Loans : Alpha Housing Loans, Alpha Consumer Loans, loans for small and medium sized enterprises
- Insurance products (in association with Alpha Insurance, a company of the Alpha Bank Group)
- Electronic banking services: for banking services over the phone (Alphaphone), via a personal computer (Alphaline), via the Internet (Alpha Web Banking) and via mobile phone (AlphaBank m-banking).
- Standing orders : for the automatic payment of utilities and Mobile Phone statements as well as other regular obligations.
- Safety deposit boxes : for the safe keeping of valuable items and documents.
- Letters of guarantee.
- Import/Export
- Underwriting
- Payroll
- Investments (in Securities and State Treasury Notes, Secondary Market Bonds, Repos, Shares, Mutual Funds, Derivative Financial Products.
- Foreign Exchange

Athens, April 2, 2001

 Rule 12g 3-2(b)
File No. 82-3399

Press Releases of the Bank

ALPHA BANK CAPITAL GUARANTEE [30/3/2001]

ALPHA BANK issues new series of its ALPHA BANK CAPITAL GUARANTEE investment products

Alpha Bank, issues new series of its **ALPHA BANK CAPITAL GUARANTEE Maximum Return investment product series**. ALPHA BANK CAPITAL GUARANTEE Maximum Return guarantee investors' capital and offer high predetermined returns subject to satisfaction of certain market conditions during the life or at maturity of the issues.

The bank launches three ALPHA BANK CAPITAL GUARANTEE Maximum Return accounts, offering the following features:

1. **ALPHA BANK "Nikkei 225" Maximum Return** :
Investment period 6 months, linked to the Nikkei 225 Index, predetermined maximum annualised return 7.30% in case the index appreciates by at least 5%.

2. **ALPHA BANK "EURO BARRIER" Maximum Return** :
Investment period 161 days, linked to the EUR/USD exchange rate, predetermined maximum annualised return 10.00% in case the EUR/USD exchange rate reaches or exceeds 1.0000 at any time during the period 09/04/2001-17/09/2001; minimum annualised return 0.50%.

3. **ALPHA BANK "EUROPEAN WEEKLY RANGE" Maximum Return**
Investment period 364 days, linked to the Dow Jones EURO STOXX 50 index, annualised return 6.80% for each week that the observation price of the Dow Jones EURO STOXX 50 index (observations are taken the first working day of each week) remains within a range set by the 90% and 110% of the initial price.

Minimum investment amount is GRD 2 million.

Subscription period is 02/04/2001-06/04/2001.

The above products are designed for investors who seek to diversify part of their portfolios through investments in the global capital and foreign exchange markets, combined with a capital guarantee.

Athens, March 30, 2001

 
Rule 12g3-2(b)
File No. 82-3399

Press Releases of the Bank

ORDINARY GENERAL MEETING OF SHAREHOLDERS OF ALPHA BANK ON MARCH 20, 2001 - DIVIDEND DRS310 PER SHARE - PAYABLE ON APRIL 9, 2001 - STATEMENT BY THE CHAIRMAN OF THE BOARD OF DIRECTORS MR. YANNIS S. COSTOPOULOS
[20/3/2001]

At the **Ordinary General Meeting of Shareholders of Alpha Bank**, which took place today, the Chairman of the Board of Directors and Managing Director **Mr. Yannis S. Costopoulos** announced that year 2000 was a milestone for the Bank and its Group, with the most significant event being the absorption of the Ionian and Popular Bank by Alpha Credit Bank, and the formation of Alpha Bank.

The Group's profits before tax, for 2000, and after minority rights amounted to Drs127 billion (Euro373 million) as against Drs210 billion (Euro616 million) in 1999, a year during which the extraordinary conjectural profits reached Drs67 billion, and Drs89 billion (Euro260 million) in 1998, indicating an average annual increase of 19.46% for the period 1998-2000. The Group's profits resulting from the Branch Network's operation were increased by 30% in 2000 as against 1999. More specifically, net revenues from interest amounted to Drs179 billion in 2000 as against Drs161 billion in 1999 and Drs144 billion in 1998, indicating an average annual increase of 11.3%.

The Group is rapidly developing, expanding its market share and indicating a note worthy financial robustness in all the relevant indices. The average annual change of the basic financial indicators during the three years 1998-2000 was as follows:

Assets	25.5%
Loans	34.9%
Deposits & Repos	20.7%
Equity Capital	18.5%

The past years, the Group indicated a large adaptability to the new competitive environment, which resulted from the liberalisation of the banking system. In December 2000, the Group's results (as a percentage of the average Total Assets) were as follows:

Net Internet Revenue	1.9%
Provisions	1.0%
Profits before tax & minority rights (ROA)	1.7%
Return on Equity (ROE) - (after tax and minority rights)	15.2%

The **capital adequacy ratio** is today at 8.7% for Tier I capital and 1.7% for Tier II capital, meaning a total of 10.4%. Our target is to increase Tier II capital so that the total capital adequacy ratio remains above 10%.

The Group's **Equity Capital,** after consolidation changes, amounts to Drs540 billion. If we add, to the latter, unrealized capital gains amounting to Drs360 billion for its portfolio and an additional Drs60billion for real estate, the total Equity Capital amounts to Drs960 billion, i.e. close to Drs1 trillion.

Concerning the Bank, **Total Assets** on December 31, 2000 amounted to Drs9.6 trillion (Euro28.2 billion) as against Drs7.9 trillion (Euro23.2 billion) in 1999, indicating an increase of 22%. Loans amounted to Drs4.1 trillion (Euro12 billion) as against Drs3.3 trillion (Euro9.7 billion) of the previous year, an increase of 27%. Loans to industry and commerce, continue to hold the largest proportion of the loans portfolio, while housing loans showed a significant increase from Drs218.4 billion (Euro641 million) to Drs273 billion (Euro801 million), an increase of 22.1%.

Deposits, including **repos**, were increased by 16% and reached Drs6.8 trillion (Euro20 billion) as against Drs5.8 trillion (Euro17 billion) in 1999. The Bank maintained the first position in the mutual funds' distribution.

Profits before tax amounted to Drs107.2 billion (Euro315 million). Net profits for the year, after income tax, amounted to Drs73 billion (Euro214 million) as against Drs146 billion (Euro428 million) in 1999 and Drs69 billion (Euro203 million) in 1998. Return on Asset before tax reached 1.2%. The Bank's Shareholders continue to enjoy a very satisfactory return on Equity of 16%.

A distribution of Drs310 **dividend per share** is proposed for 2000 as against Drs293 in 1999, adjusted to

the number of shares today.

As of 21.3.2001, the shares will be negotiated exdividend. The dividend will be paid out on 9.4.2001

Mr. Costopoulos also referred to the rapid adjustment of the Group to technological developments that led to offering electronic banking transactions through the Web **(Alpha Web Banking)** and stock market transactions **(Alpha Trade)** via personal computers, mobile phones **(WAP)** and **ATMs**, and a **call centre** will be operating within the year by Delta Infromatics at a specially designed building in Krioneri.

The **Alphalink** network was fitted with terminals of the latest technology that annihilate the processing time for transactions, service smart cards and transactions by using Personal Identification Numbers (PIN). These developments are part of the Bank's preparation for the advent of electronic commerce. In this area, the Bank is completing its negotiations for its participation in Cosmo-one, a company, which offers the infrastructure for electronic commerce, as well as with Proton World International for drafting the relevant specification and the final agreement for the issuance of a smart card as an electronic portfolio.

We are co-operating with the National Bank of Greece and the Chamber of Commerce and Industry of Athens aiming at the establishment of a subsidiary company for securing **signatures** in electronic transactions.

As regards loans and more specifically consumer and housing loans, due to the limitations in credit expansion, our share for 2000 remained at 9.3% and 10.6% respectively. During the next three years, we are anticipating to increase it to 14% in both categories.

With respect to cards, the Bank has completed the series of cards offered, by issuing the **Alpha Bank Mastercard** credit card and the **Alpha Bank Maestro** debit card, thus becoming the only Greek bank to offer the complete series of Visa, American Express and Mastercard cards. A special Visa card, related to the Athens 2004 Olympic Games, will be issued next month, offering exclusive privileges and programmes for the promotion and support of the Games.

In **corporate** banking, the co-operation with large corporations of the public and private sector was further developed. It must be noted that our Bank's participation in the drawing up and completion of the most significant syndicated loans of the Greek banking market was intense

In shipping, 2000 was the year of intrinsic establishment of the Bank in the Greek shipping community.

Continuing, Mr. Costopoulos referred to all the activities of the Group's banks abroad, which expanded very satisfactorily. More specifically, it should be mentioned that, during 2000, the Italian bank Monte dei Paschi di Siena took up a 4.8% stake in Alpha Bank Romania's share capital with a view to attract Italian businesses that operate in Romania.

According to the organisational restructuring of the Group, where the Bank aims at 100% ownership of companies offering financial services, the personnel and operations of **Alpha Finance** have been integrated into **Alpha Brokerage**, which in turn will be renamed to Alpha Finance. The new company, which will be an Investment Services Firm, Member of the Athens Stock Exchange, apart from offering brokerage services, also aims at offering integrated investment banking advisory services to businesses and advisory services on stock exchange transactions to institutional investors.

The merger of Ionian Leasing with Alpha Leasing is already underway and is expected to be completed within the first six months of 2001, reinforcing the largest **leasing** company in the Greek market.

Moreover, the merger of **Singular** with **Delta Infromatics** is also proceeding.

Ionian Hotel Enterprises is the owner company of two of the largest hotels in Greece. In June 2000 a new ten year management agreement for the Athens Hilton was signed with Hilton International, as well as a management agreement for the hotel in Rhodes, which as of 1.4.2001 will be operating as **Hilton Rhodes Resort**. For the Athens Hilton, after 35 years of operation, a complete refurbishment programme is being planned, for both rooms and common areas without altering its style and aiming at repositioning it as the first hotel of Athens.

The sensitivity of the Group for keeping the architectural style of past times, is continued by the restoration of the **Nikoloudi Arcade**, in the centre of Athens, which has already been completed, and the buildings of the Ionian Bank, in Pesmazoglou Street and of the Popular Bank, in Panepistimiou Street, as well as the renovation of the traditional building of the Ionian Bank in Corfu.

With the framework of the Group's reorganisation, we established two new companies, **Alpha Asset Management and Alpha Investment Services**, which are responsible for attracting individuals and institutional investors and managing their savings and portfolio investments.

Ionian Finance has already become a holding company which holds 78% of the shares of Alpha Finance. During the first six months of 2001, when the acquisition of Alpha Finance by Alpha Bank will be completed, those shares will be exchanged with Alpha Bank shares. The creation, in this way, of a reserve of shares of approximately 10%, aims at taking advantage of the opportunities that arise from the on-going concentration and restructuring process of the financial services sector in Greece, as well as in the European Union.

Mr. Costopoulos also referred to the recent success of the Bank, regarding the undertaking of the sponsorship of the **Athens 2004 Olympic Games as their Official Bank**. The Athens 2004 Olympic Games is a matter concerning all of us. With our participation, apart from our financial support, which we consider as an investment and we therefore expect financial benefits, the Bank and the companies of the Group will offer know how and programmes to ensure a successful organisation of the Games. Moreover, the Bank will diversify its clientele and will further expand its market share. The return of the Olympic Games to the country were they where initially born, is a chance for all of us to contribute, according to our capabilities, to their success. Alpha Bank, its Group and its People will be present.

Because the quorum of 67% was not attained at today's Ordinary General Meeting, the resolutions referring to the absorption of "Alpha Finance" by "Alpha Bank A.E." were adjourned to an Extraordinary General Meeting on April 9, 2001.

Athens, March 20, 2001

Rule 12g3-2(b)
File No. 82-3399

ALPHA BANK

ΣΥΝΟΠΤΙΚΗ ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΤΗΣ 30ΗΣ ΙΟΥΝΙΟΥ 2002 (Π.Δ. 360/85)

(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ		30.6.2002		30.6.2001
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		1.399.499		2.019.981
Κρατικά και άλλα αξιόγραφα δεκτά για αναχρηματοδότηση από την Κεντρική Τράπεζα		4.556.717		12.463.665
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		1.816.256		977.091
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	14.341.137		12.082.677	
- Λοιπές απαιτήσεις	40.868		40.464	
	14.382.005		12.123.141	
Μείον: Προβλέψεις	276.900	14.105.105	199.580	11.923.561
Χρεόγραφα		1.800.355		1.552.175
Συμμετοχές		1.459.071		1.375.700
Άλλα πάγια στοιχεία:				
- Υπεραξία συγχωνεύσεως	667.955		697.695	
Μείον: Αποσβέσεις μέχρι 30.6	73.353	594.602	40.699	656.996
- Λοιπά άυλα πάγια στοιχεία	180.303		146.396	
Μείον: Αποσβέσεις μέχρι 30.6	115.200	65.103	88.012	58.384
Ενσώματα πάγια στοιχεία	581.184		522.101	
Μείον: Αποσβέσεις μέχρι 30.6	320.439	260.745	280.033	242.068
Λοιπά στοιχεία ενεργητικού		344.463		844.230
Προπληρωθέντα έξοδα και έσοδα εισπρακτέα		325.001		519.904
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		**26.527.917**		**32.633.865**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**46.665.750**		**53.532.081**

ΠΑΘΗΤΙΚΟ		30.6.2002		30.6.2001
Υποχρεώσεις προς πιστωτικά ιδρύματα		1.812.169		8.177.257
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	15.267.784		13.146.978	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	5.970.079		8.137.813	
	21.237.863		21.284.791	
- Επιταγές και εντολές πληρωτέες	235.843	21.473.706	179.558	21.464.349
Λοιπά στοιχεία παθητικού		385.331		252.507
Προεισπραχθέντα έσοδα και έξοδα πληρωτέα		145.787		178.966
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	9.021		7.305	
- Λοιπές προβλέψεις	12.965	21.986	67.102	74.407
Δάνεια μειωμένης εξασφαλίσεως		525.000		275.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768.462		760.793	
Αποθεματικά	1.345.233	2.113.695	1.308.671	2.069.464
Καθαρά κέρδη Α' εξαμήνου		50.243		141.895
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		**26.527.917**		**32.633.865**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**46.665.750**		**53.532.081**

ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ Α' ΕΞΑΜΗΝΟΥ 2002

	1.1 - 30.6.2002		1.1 - 30.6.2001	
Τόκοι και εξομοιούμενα έσοδα	608.361		857.054	
Μείον: Τόκοι και εξομοιούμενα έξοδα	300.501	307.860	545.372	311.682
Έσοδα από τίτλους		9.513		32.692
Προμήθειες (έσοδα μείον έξοδα)		108.089		114.158
Αποτελέσματα χρηματοοικονομικών πράξεων		24.552		52.444
Λοιπά έσοδα εκμεταλλεύσεως		6.051		4.857
Μικτά αποτελέσματα εκμεταλλεύσεως		456.065		515.833
Μείον: Αμοιβές και έξοδα προσωπικού	159.235		151.707	
Γενικά έξοδα και φόροι	97.426	256.661	86.808	238.515
Αποσβέσεις	54.886		50.337	
Προβλέψεις για επισφαλείς απαιτήσεις	66.087		55.379	
Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	869		1.824	
Λοιπές προβλέψεις	108	121.948	2.493	110.033
Ολικά αποτελέσματα εκμεταλλεύσεως		77.456		167.285
Έκτακτα έσοδα		1.112		21.836
Έκτακτα έξοδα		(974)		(3.219)
Έκτακτα αποτελέσματα		2.282		4.207
Καθαρά κέρδη (προ φόρων)		79.876		190.109
Μείον: Φόρος εισοδήματος (πρόβλεψη)		29.633		48.214
Καθαρά κέρδη μετά από το φόρο σύμφωνα με το Π.Δ. 360/85		50.243		141.895
Για να καταστούν συγκρίσιμα τα ανωτέρω αποτελέσματα αφαιρούνται από το Α' εξάμηνο 2001 τα αποτελέσματα του Δ' τριμήνου 2000 της πρώην Alpha Finance, μειωμένα κατά τον αναλογούντα φόρο εισοδήματος				(3.320)
Καθαρά κέρδη μετά από το φόρο συγκρίσιμα		**50.243**		**139.675**

Σημειώσεις: 1. Η εύλογη αξία [illegible] ... 2. Η [illegible] ... 3. [illegible] ... 4. Η Τράπεζα έχει ελεγχθεί φορολογικά έως και τη χρήση 1998. 5. Δεν υπάρχουν [illegible] ... 6. Δεν υπάρχουν [illegible] ... 7. Ο αριθμός του απασχολούμενου προσωπικού την 30.6.2002 ήταν 7.921 άτομα. 8. Το έτος 2002 έγινε αύξηση του μετοχικού κεφαλαίου της Τράπεζας κατά Ευρώ 7.669.054,24 που προήλθε: α) από την κεφαλαιοποίηση της υπεραξίας από την αναπροσαρμογή ακινήτων (Ν. 2065/1992) Ευρώ 7.380.779,07 και β) από κεφαλαιοποίηση μέρους της διαφοράς από έκδοση μετοχών υπέρ το άρτιο Ευρώ 288.285,17, με ταυτόχρονη αύξηση της ονομαστικής αξίας της μετοχής σε Ευρώ 4,15. 9. Ορισμένα κονδύλια της λογιστικής καταστάσεως της 30.6.2001 αναμορφώθηκαν για να είναι συγκρίσιμα με τα αντίστοιχα κονδύλια της λογιστικής καταστάσεως της 30.6.2002. 10. Η Τράπεζα υπάγεται στον κωδικό 651.9 σύμφωνα με την 4-ψήφια ταξινόμηση των κλάδων οικονομικής δραστηριότητος του ΣΤΑΚΟΔ 91. 11. Οι βασικές λογιστικές αρχές που ακολουθήθηκαν για τη σύνταξη των λογιστικών καταστάσεων της 30.6.2002, είναι όμοιες με εκείνες που εφαρμόσθηκαν και για τη σύνταξη των οικονομικών καταστάσεων της 31.12.2001 και προβλέπονται από τις σχετικές διατάξεις του Κ.Ν. 2190/1920.

Αθήνα, 25 Ιουλίου 2002

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΚΩΝΣΤΑΝΤΙΝΟΣ Α. ΚΥΡΙΑΚΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ΠΙΣΤΟΠΟΙΗΤΙΚΟ ΕΛΕΓΧΟΥ ΟΡΚΩΤΩΝ ΕΛΕΓΚΤΩΝ ΛΟΓΙΣΤΩΝ

Προς το Διοικητικό Συμβούλιο της "ALPHA BANK"

Διενεργήσαμε τον έλεγχο που προβλέπεται από τις διατάξεις του άρθρου 6 του Π.Δ. 360/1985, όπως τροποποιήθηκε με το άρθρο 90 του Ν.2533/1997, εφαρμόζοντας, στα πλαίσια των αρχών και κανόνων ελεγκτικής που ακολουθεί το Σώμα Ορκωτών Ελεγκτών Λογιστών, τις ελεγκτικές διαδικασίες που κρίναμε κατάλληλες για να διαπιστώσουμε ότι οι ανωτέρω συνοπτικές οικονομικές καταστάσεις της "ALPHA BANK" που καλύπτουν την περίοδο από 1 Ιανουαρίου μέχρι 30 Ιουνίου 2002, δεν περιέχουν ανακρίβειες ή παραλείψεις που να επηρεάζουν ουσιωδώς την περιουσιακή διάρθρωση και την οικονομική θέση της Τράπεζας, καθώς και τα αποτελέσματα που εμφανίζονται σε αυτές. Στα πλαίσια του ελέγχου αυτού λάβαμε και γνώση του λογιστικού απολογισμού των εργασιών των υποκαταστημάτων της Τράπεζας. Τέθηκαν στη διάθεσή μας τα βιβλία και στοιχεία που τήρησε η Τράπεζα και μας δόθηκαν οι αναγκαίες για τον έλεγχο πληροφορίες και επεξηγήσεις που ζητήσαμε. Η Τράπεζα εφάρμοσε ορθά το Κλαδικό Λογιστικό Σχέδιο των Τραπεζών. Δεν τροποποιήθηκε η μέθοδος απογραφής σε σχέση με την αντίστοιχη προηγούμενη περίοδο. Με βάση τον έλεγχο που διενεργήσαμε, διαπιστώσαμε ότι οι ανωτέρω οικονομικές καταστάσεις προκύπτουν από τα βιβλία και στοιχεία της Τράπεζας και αφού ληφθούν υπόψη οι παρατηρήσεις από την Τράπεζα σημειώσεις Νο (1), (2) και (3), δεν περιέχουν ανακρίβειες ή παραλείψεις που να επηρεάζουν ουσιωδώς την περιουσιακή διάρθρωση και την οικονομική θέση της Τράπεζας, κατά την 30ή Ιουνίου 2002, καθώς και τα αποτελέσματα της περιόδου που έληξε στην ημερομηνία αυτή, βάσει των σχετικών διατάξεων που ισχύουν και των λογιστικών αρχών και μεθόδων που εφαρμόζει η Τράπεζα, οι οποίες έχουν γίνει γενικά παραδεκτές και δεν διαφέρουν από εκείνες που εφαρμόστηκαν στην αντίστοιχη περίοδο της προηγούμενης χρήσης.

Αθήνα, 25 Ιουλίου 2002

ΟΙ ΟΡΚΩΤΟΙ ΕΛΕΓΚΤΕΣ ΛΟΓΙΣΤΕΣ

ΑΝΑΣΤΑΣΙΟΣ Γ. ΡΟΥΣΣΟΠΟΥΛΟΣ — ΒΑΣΙΛΕΙΟΣ Ι. ΛΟΓΙΟΘΕΤΗΣ	ΜΑΡΙΟΣ Τ. ΚΥΡΙΑΚΟΥ
ΣΟΛ ΑΝΩΝΥΜΗ ΕΤΑΙΡΙΑ ΟΡΚΩΤΩΝ ΕΛΕΓΚΤΩΝ	ΚΡΗΣ ΚΥΡΙΑΚΟΥ ΟΡΚΩΤΟΙ ΕΛΕΓΚΤΕΣ Α.Ε.

Rule 12g3-2(b)
File No 82-3399

ALPHA BAN

Consolidated Interim Financial Statements of the Group of Companie of the Financial/Credit Sector as of June 30, 2002

(Amounts in thousand Euro)

Assets

	30.6.2002		30.6.2001	
Cash and balances with the Central Bank		1.699.690		2.440.013
Treasury bills and other securities eligible for refinancing with the Central Bank		4.556.717		12.463.685
Interbank deposits and loans		1.733.263		940.951
Loans and advances to customers :				
- Loans and advances	15.805.421		13.601.126	
- Other receivables	107.661		169.355	
	15.913.082		13.770.481	
Less : Allowances for credit losses	321.346	15.591.736	247.162	13.523.319
Securities		2.278.256		2.185.528
Investments		230.350		225.016
Intangible assets:				
- Goodwill	667.955		697.695	
Less : Amortization till 30.6	105.093	562.862	74.218	623.477
- Other intangible assets	235.343		191.813	
Less : Amortization till 30.6	163.663	71.680	125.035	66.778
Tangible assets	1.396.844		1.251.018	
Less : Depreciation till 30.6	629.622	767.222	563.435	687.583
Other assets		368.406		869.042
Prepayments and accrued income		340.657		538.060
TOTAL ASSETS		**28.200.839**		**34.563.452**
OFF BALANCE SHEET ACCOUNTS		**51.081.659**		**55.652.639**

Liabilities

	30.6.2002		30.6.2001	
Due to credit institutions		1.651.570		8.118.581
Customer amounts :				
- Deposits	17.249.511		15.085.939	
- Commitments arising out of sale and repurchase transactions	5.850.465		8.057.283	
	23.099.976		23.143.222	
- Cheques and orders payable	238.135	23.338.111	179.870	23.323.092
Other liabilities		481.190		366.194
Accruals and deferred income		172.419		187.022
Provisions :				
- Provisions for staff retirement indemnities	20.098		15.966	
- Other provisions	13.151	33.249	67.399	83.365
Subordinated Debts		525.038		275.022
Capital and Reserves :				
Share capital	768.462		760.793	
Reserves	1.380.340		1.388.663	
	2.148.802		2.149.456	
Less:Consolidation differences	225.871		212.326	
Less:Treasury shares	374.693	1.548.238	375.236	1.561.894
Minority interests		399.930		518.601
Net profit for the period 1.1 - 30.6		51.094		129.681
TOTAL LIABILITIES		**28.200.839**		**34.563.452**
OFF BALANCE SHEET ACCOUNTS		**51.081.659**		**55.652.639**

ALPHA BANK

Consolidated profit and loss account of the Group of Companies of the Financial/Credit Sector (1.1 - 30.6.2002)

(Amounts in thousand Euro)

	1.1 - 30.6.2002		1.1 - 30.6.2001	
Interest income and similar income	679.180		942.023	
Less : Interest expense and similar charges	331.272	347.908	589.724	352.299
Dividend income		9.125		14.729
Net commissions		133.990		137.266
Net profit on financial operations		29.862		66.652
Other operating income		80.206		72.287
Surplus value from participation in companies not consolidated		(4.457)		351
Gross operating results		596.634		643.584
Less : Staff costs	186.570		178.636	
General expenses and taxes	110.835	297.405	102.130	280.766
Depreciation and amortization expenses	118.644		103.350	
General provision for credit risk	74.094		61.797	
Provisions for staff retirement indemnities	976		2.324	
Other provisions	5.574	199.288	13.499	180.970
Total operating results		99.941		181.848
Extraordinary income		2.135		20.414
Extraordinary charges		(1.276)		(2.178)
Extraordinary profit or loss		1.472		5.036
Net profit for the period (before tax)		102.272		205.120
Less: Income tax (provision)		40.697		58.720
Net profit		61.575		146.400
Less: Minority shareholders' share		10.481		16.719
Net profit for the period		**51.094**		**129.681**

Notes :

1. The Group companies of the financial services sector that have been consolidated with the full consolidation method, excluding "ALPHA BANK", are: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Bank Limited, 5. Alpha Bank A.D. Skopje, 6. Alpha Leasing A.E., 7. Alpha Investments A.E., 8. Alpha Finance A.X.E.P.E.Y. , 9. Alpha Private Investment Services A.E.P.E.Y., 10. Alpha Romanian Holdings Company A.E., 11. Alpha Mutual Fund Management A.E., 12. Alpha Ventures A.E., 13. Alpha Astika Akinita A.E., 14. Alpha Asset Finance Ltd., 15. Alpha Credit Group Plc., 16. Alpha Finance U.S. Corporation, 17. Alpha Finance Ltd Cyprus, 18. Alpha Asset Management A.E.P.E.Y., 19. Alpha Finance Romania S.A., 20. Alpha Leasing Romania S.A., 21. Alpha Trustees Ltd., 22. Alpha Equity Fund A.E., 23. ABC Factors A.E., 24. Ionian Holdings A.E., 25.Fact Hellas A.E., 26. C.B. Interleasing Southeastern Ltd., 27. Messana Holdings S.A.
2. The Euro 667.96 million "Goodwill" account, resulted from the merger of former Ionian Bank in the financial year 2000 and is amortized over 20 years instead of 5 years as required by Company Low 2190/1920.
3. Based on a recent actuarial study and after an additional contribution of Euro 22.08 million charged against the results of first semester's 2002, it has been estimated that an amount of approximately Euro 137 million (on an after tax basis) will be required to fully cover the Bank's liability due to its employees for the auxiliary pension fund.
4. In the Consolidated interim financial statement, the investement and securities portfolio are presented at cost, which is higher than the market value, as calculated in accordance with the provisions of article 43 of Company Low 2190/1920, approximately Euro 88 milion, out of which, approximately Euro 54.62 million relates to the consolidated results of the Group.
5. The majority of the consolidated companies have been audited by the tax authorities until the financial year 1999.
6. No fixed assets have been pledged.
7. There are no legal issues pending before national or arbitral courts or decisions of national or arbitral courts which may have an important effect on the financial position or operation of the Group.
8. The Group's employees on June 30, 2002 numbered 9,759.
9. Certain financial statement items for 2001 have been restated and the corresponding amounts have been accordingly adjusted for comparison purposes.
10. The basic accounting principles followed by the Group companies for the preparation of the interim financial statements are similar to the ones followed for the preparation of the financial statements as at December 31, 2001 and are in accordance with the relevant provisions of Company Law 2190/1920.

Athens, July 25, 2002

The Chairman of the Board of Directors and Managing Director	The Executive Director and General Manager	The Manager of the Finance Division
YANNIS S. COSTOPOULOS	CONSTANTINE A. KYRIACOPOULOS	GEORGE N. KONTOS

Auditors´ Report

(Translated from the Greek original)

To the Board of Directors Alpha Bank

We have reviewed the accompanying condensed consolidated financial statements of ALPHA BANK Group for the six month financial period ended June 30, 2002. Our review was conducted in accordance with the provisions of the art. 6 of the Presidential Decree 360/1985, as amended by the art. 90 of the Law 2533/1997, based on the auditing standards of the Body of the Greek Chartered Auditors- Accountants by applying thos procedures we considered necessary in order to ensure that the above condensed consolidated financial statements of ALPHA BANK Group that cover the period from January 1 until June 30, 2002, do not contain any misstatements or omissions that would materially affect the net equity and the financial position of the Group, as well as the consolidated results of the Group and its subsidiaries that are included in the consolidation.

According to our review, we verified that the above condensed consolidated financial statements have been prepared in accordance with the Company Law 2190/1920 about "societes anonymes" and after taking into consideration the explanatory notes 2, 3 and 4 of the Bank under its balance sheet, they do not contain misstatements or omissions that would materially affect the net equity and financial position of the total of the companies of the Group that were included in the consolidation of June 30, 2002 as well as the consolidated results for the six months financial period then ended, in accordance with general provisions in force and the accounting principles and methods applied by the Bank, which have been generally accepted and do not differ from those applied in the same period of the preceding year.

Athens, July 25, 2002

Certified Auditors Accountants

Anastassios G. Roussopoulos Vassilios I. Loumiotis

SOL A.E., Associated Certified Public Accountants S.A.

Marios T. Kyriakou

KPMG Kyriakoy Certified Auditors A

Rule 12g3-2(b) File No. 82-3399

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΜΑΪΟΥ 2002
(Ποσά σε χιλιάδες Ευρώ)

02 SEP 30 AM 9:36

ΕΝΕΡΓΗΤΙΚΟ

	2002	2002	2001	2001
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		1.356.982		2.625.660
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		4.668.378		12.093.964
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		2.392.612		1.225.121
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	14.084.887		11.907.894	
- Λοιπές απαιτήσεις	21.803		20.609	
	14.106.690		11.928.503	
Μείον: Προβλέψεις	260.910	13.845.780	197.579	11.730.924
Χρεόγραφα		1.693.943		1.476.141
Συμμετοχές		1.458.679		1.372.384
Υπεραξία συγχωνεύσεως (μείον αποσβέσεις)		602.951		665.717
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		68.988		62.272
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		275.063		242.474
Λοιπά στοιχεία ενεργητικού		588.939		1.262.591
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		26.952.496		32.757.138
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		47.625.201		53.226.543

ΠΑΘΗΤΙΚΟ

	2002	2002	2001	2001
Υποχρεώσεις προς πιστωτικά ιδρύματα		2.440.087		8.720.651
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	14.925.642		13.035.164	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	6.355.960		7.968.100	
	21.281.602		21.003.264	
- Επιταγές και εντολές πληρωτέες	156.158	21.437.760	150.740	21.154.004
Λοιπά στοιχεία παθητικού		464.756		463.028
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	8.341		7.810	
- Λοιπές προβλέψεις	12.965	21.306	67.102	74.912
Δάνεια μειωμένης εξασφαλίσεως		475.000		275.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	768.462		760.793	
Αποθεματικά	1.345.125	2.113.587	1.308.750	2.069.543
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		26.952.496		32.757.138
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		47.625.201		53.226.543

Αθήναι, 20 Ιουνίου 2002

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ
ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΟΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ΚΕΡΔΟΣ 4-7-02

...σαν εκ-
...ογιστηρίου του
...αγμα, κάθε διά-
...ασφαλιστικούς
...ν ειδική έκθε-
...γιστηρίου του
...ι την εμπειρία
...ιεν γίνεται ού-

ΟΡΑ

TIC DRY



...τά μονάδων
...δείκτης Baltic
...4 μονάδες. Σε
...υπόλοιπους
...αγοράς, ο
...έχασε τρεις
...μορφώθηκε
...ο Handymax
...μονάδες και
...ς 7.577, ενώ
...), έχασε 15
...σε στις 1.178

οθέτησε η Ευρωπαϊκή Οικονομική και Κοινωνική Επιτροπή κατά την τελευταία σύνοδο της Ολομέλειάς της. Σύμφωνα με την ανακοίνωση του ΥΕΝ, πρόκειται για την «Επέκταση και συνέχεια των Διευρωπαϊκών Δικτύων προς τα νησιά της Ευρώπης».

Σε δηλώσεις του για το θέμα ο υπουρ-

«Με την πρόταση αυτή παρέχεται η δυνατότητα στις νησιωτικές περιοχές να επωφεληθούν και αυτές πλήρως από τη διαδικασία της ευρωπαϊκής ολοκλήρωσης. Η ελληνική κυβέρνηση και το ΥΕΝ ξεκίνησε ήδη το σχεδιασμό ειδικών μέτρων για τα ελληνικά νησιά, δεδομένου ότι στην πρόταση αναφέρονται η Κρήτη,

«Η γνωμοδότηση αυτή δικαιώνει τους στόχους μας για την ολοκλήρωση των διευρωπαϊκών δικτύων μεταφορών, αφού πιστεύουμε ότι δρόμοι δεν είναι μόνο τα χερσαία οδικά δίκτυα, τα οποία συμπεριέλαβε η αρχική πρόταση της Επιτροπής, αλλά και οι θαλάσσιοι δρόμοι από την ηπειρωτική χώρα προς τα νησιά».

...ίνο, του υπουργείου Εργασίας και του ΥΕΝ, η οποία θα καταλήξει σε αναμόρφωση του σχήματος, δηλαδή με πιθανή κατάργηση, συγχώνευση, δεν ξέρω τι θα είναι αυτό, της Εστίας, του ΓΕΝΕ κ.λπ. Αυτό θα γίνει ένα καινούργιο εύρωστο Ταμείο Ανεργίας των Ναυτικών.

Rule 12g3-2(b) File No 82-3399

ALPHA BANK

ΣΥΝΟΠΤΙΚΗ ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΤΗΣ 31ΗΣ ΜΑΡΤΙΟΥ 2002
(Π.Δ. 360/85)

(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	31.3.2002		31.3.2001	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		1.497.646		1.601.025
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		6.634.650		8.867.471
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		1.194.129		1.505.493
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	13.681.497		11.470.786	
- Λοιπές απαιτήσεις	30.943		56.283	
	13.712.440		11.527.069	
Μείον: Προβλέψεις	260.910	13.451.530	197.212	11.329.857
Χρεόγραφα		1.712.777		1.254.402
Συμμετοχές		1.453.451		1.281.942
Άυλα πάγια στοιχεία:				
- Υπεραξία συγχωνεύσεως	667.955		697.695	
Μείον: Αποσβέσεις μέχρι 31.3	65.004	602.951	31.978	665.717
- Λοιπά άυλα πάγια στοιχεία	175.620		141.268	
Μείον: Αποσβέσεις μέχρι 31.3	108.771	66.849	81.729	59.539
Ενσώματα πάγια στοιχεία	578.928		501.340	
Μείον: Αποσβέσεις μέχρι 31.3	312.149	266.779	270.161	231.179
Λοιπά στοιχεία ενεργητικού		288.525		853.611
Προπληρωθέντα έξοδα και έσοδα εισπρακτέα		381.075		468.226
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		27.560.364		28.218.462
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		46.639.944		46.532.079

ΠΑΘΗΤΙΚΟ

	31.3.2002		31.3.2001	
Υποχρεώσεις προς πιστωτικά ιδρύματα		2.156.119		4.502.533
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	15.389.125		12.550.711	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	6.569.735		8.023.313	
	21.958.860		20.574.024	
- Επιταγές και εντολές πληρωτέες	127.299	22.086.159	157.420	20.731.444
Λοιπά στοιχεία παθητικού		522.224		407.950
Προεισπραχθέντα έσοδα και έξοδα πληρωτέα		169.049		202.647
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	8.341		7.617	
- Λοιπές προβλέψεις	13.020	21.361	65.393	73.010
Δάνεια μειωμένης εξασφαλίσεως		450.000		275.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	760.793		744.577	
Αποθεματικό	1.352.794	2.113.587	1.213.135	1.957.712
Καθαρά κέρδη Α' Τριμήνου 1.1-31.3		19.865		68.166
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		27.560.364		28.218.462
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		46.639.944		46.532.079

ΚΑΤΑΣΤΑΣΗ ΛΟΓΑΡΙΑΣΜΟΥ ΑΠΟΤΕΛΕΣΜΑΤΩΝ Α' ΤΡΙΜΗΝΟΥ 1.1-31.3.2002

	1.1 - 31.3.2002		1.1 - 31.3.2001	
Τόκοι και εξομοιούμενα έσοδα	275.350		363.317	
Μείον: Τόκοι και εξομοιούμενα έξοδα	125.765	149.585	208.762	154.555
Έσοδα από τίτλους		4.740		14.662
Προμήθειες (έσοδα μείον έξοδα)		28.591		33.600
Αποτελέσματα χρηματοοικονομικών πράξεων		1.033		41.814
Λοιπά έσοδα εκμεταλλεύσεως		-25.591		16.617
Μικτά αποτελέσματα εκμεταλλεύσεως		209.540		261.248
Μείον: Αμοιβές και έξοδα προσωπικού	74.245		79.591	
Γενικά έξοδα και φόροι	45.678	119.923	37.550	117.141
Αποσβέσεις	26.790		25.044	
Πρόβλεψη για επισφαλείς απαιτήσεις	32.050		26.986	
Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	121		631	
Λοιπές προβλέψεις	106	59.067	2.481	55.142
Ολικά αποτελέσματα εκμεταλλεύσεως		30.550		88.965
Έκτακτα έσοδα		741		3.579
Έκτακτα έξοδα		(209)		(975)
Έκτακτα αποτελέσματα		1.251		1.288
Καθαρά κέρδη (προ φόρου)		32.333		92.857
Μείον: Φόρος εισοδήματος (πρόβλεψη)		12.468		24.691
Καθαρά κέρδη (μετά το φόρο)		19.865		68.166

Σημειώσεις: 1. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων. 2. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία της Τραπέζης. 3. Ο αριθμός του απασχολουμένου προσωπικού την 31.3.2002 ήταν 7.938 άτομα. 4. Ορισμένα κονδύλια της λογιστικής καταστάσεως της 31.3.2001 αναμορφώθηκαν για να είναι συγκρίσιμα με τα αντίστοιχα κονδύλια της λογιστικής καταστάσεως της 31.3.2002. 5. Η Τράπεζα υπάγεται στον κωδικό 651.9 σύμφωνα με την 4-ψήφια ταξινόμηση των κλάδων οικονομικής δραστηριότητος του ΣΤΑΚΟΔ 91. 6. Οι βασικές λογιστικές αρχές που ακολουθήθηκαν για τη σύνταξη των λογιστικών καταστάσεων της 31.3.2002, είναι όμοιες με εκείνες που εφαρμόσθηκαν και για τη σύνταξη των οικονομικών καταστάσεων της 31.12.2001.

Αθήναι, 25 Απριλίου 2002

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΚΩΝΣΤΑΝΤΙΝΟΣ Α. ΚΥΡΙΑΚΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Rule 12g3-2(b)
File No. 82-3399

ALPHA BANK
Consolidated Interim Financial Statements of the Group of Companies of the Financial/Credit Sector as of March 31, 2002
(Amounts in thousand Euro)

Assets

	31.3.2002		31.3.2001	
Cash and balances with the Central Bank		1,731,269		1,814,680
Treasury bills and other securities eligible for refinancing with the Central Bank		6,634,650		8,967,471
Interbank deposits and loans		1,019,124		1,718,815
Loans and advances to customers :				
- Loans and advances	15,154,639		12,874,768	
- Other receivables	102,565		159,221	
	15,257,204		13,033,989	
Less : Allowances for credit losses	307,113	14,950,091	243,093	12,790,896
Securities		2,388,739		1,949,708
Treasury shares		344,757		66,800
Investments		258,309		172,416
Intangible assets:				
- Goodwill	667,955			
Less : Amortization till 31.3	97,189	570,766		631,753
- Other intangible assets	229,151			
Less : Amortization till 31.3	155,661	73,490		69,699
Tangible assets	1,391,452			
Less : Depreciation till 31.3	625,734	765,718		685,332
Other assets		305,582		889,521
Prepayments and accrued income		422,842		494,545
TOTAL ASSETS		**29,465,337**		**30,251,636**
OFF BALANCE SHEET ACCOUNTS		**48,294,912**		**47,600,682**

Liabilities

	31.3.2002		31.3.2001	
Due to credit institutions		1,856,968		4,404,435
Customer amounts :				
- Deposits	17,405,465		14,390,472	
- Commitments arising out of sale and repurchase transactions	6,441,155		7,853,074	
	23,846,620		22,243,546	
- Cheques and orders payable	127,732	23,974,352	161,010	22,404,556
Other liabilities		624,809		546,848
Accruals and deferred income		216,007		233,488
Provisions :				
- Provisions for staff retirement indemnities	18,815		16,295	
- Other provisions	13,192	32,007	67,061	83,356
Subordinated Debts		450,035		280,678
Capital and Reserves :				
Share capital	760,793		744,577	
Reserves	1,340,322		1,282,810	
	2,101,115		2,027,387	
Less:Consolidation differences	224,299	1,876,816	435,456	1,591,931
Minority interests		411,205		643,758
Net profit for the period 1.1 - 31.3		23,138		62,586
TOTAL LIABILITIES		**29,465,337**		**30,251,636**
OFF BALANCE SHEET ACCOUNTS		**48,294,912**		**47,600,682**

Rule 12g3-2(b)
File No. 82-3399

ΣΥΝΕΧΕΙΑ ΑΠΟ ΤΗ ΣΕΛΙΔΑ 10

Από τη στιγμή που παραιτηθήκαμε από το δικαίωμα να αποφασίζουμε τη νομισματική πολιτική μας, για να μην πέσουμε στην παγίδα της Αργεντινής πρέπει να ασκούμε δημοσιονομική πολιτική πολύ πιο λιτή και αυστηρή από πριν. Για να γίνει αυτό πράξη, χρειάζεται να αναθεωρηθεί όλο το οικοδόμημα των «κεκτημένων», που περιλαμβάνει κυρίως εργατική νομοθεσία και κοινωνική ασφάλιση.

Αυτά έπρεπε να είχαν ήδη γίνει και όσο αργούν τόσο πιο δύσκολο θα είναι το έργο της σύγκλισης της οικονομίας μας με τις ισχυρές ευρωπαϊκές οικονομίες, για τις οποίες κυρίως σχεδιάζεται η Νομισματική Πολιτική της ΟΝΕ.

Η ΠΟΛΙΤΙΚΗ ΜΑΣ ΗΓΕΣΙΑ, όμως, που σχεδόν ομόφωνα επεδίωξε την είσοδό μας στην ΟΝΕ, δεν φαίνεται διατεθειμένη να προσαρμοστεί. Κρίνοντας από τη «λύση» του Ασφαλιστικού, τίποτε δεν έχει αλλάξει από τις παλιές κακές συνήθειες. Αν έτσι συνεχισθούν τα πράγματα, οι συνέπειες θα είναι σκληρές. Σήμερα, και για λίγο καιρό ακόμη, η οικονομία μας θα δείχνει ζωντάνια. Σε αυτό παίζουν ρόλο οι Ολυμπιακοί και η βοήθεια που παίρνουμε από την Ευρωπαϊκή Ενωση. Και τα δύο έχουν ημερομηνία λήξης. Στο μεταξύ, πληθαίνουν τα σημάδια ότι το σύστημα ζορίζεται και μπαίνει στον γνώριμο από παλιά φαύλο κύκλο.

Οι εξαγωγές μένουν στάσιμες γιατί το ευρώ μας είναι σκληρό σε σύγκριση με τα νομίσματα των ανταγωνιστών μας. Ο πληθωρισμός, αντίθετα, κυμαίνεται περίπου στο διπλάσιο του μέσου όρου της ΟΝΕ γιατί τα χαμηλά επιτόκια που επιβάλλει η Ευρωπαϊκή Κεντρική Τράπεζα ενθαρρύνουν τον δανεισμό και την υπερκατανάλωση.

Οι αποδόσεις στις καταθέσεις και στα ρέπος είναι κάτω από τον πληθωρισμό – αρνητικές – και όλο και περισσότεροι αποταμιευτές ψάχνουν για καλύτερες εκτός Ελλάδος. Ας μην λησμονούμε ότι η οικονομία μας είναι πια ανοιχτή.

Ο συγκριτικά υψηλός πληθωρισμός προκαλεί πιέσεις για αυξήσεις αποδοχών και ανεβάζει το κόστος των επιχειρήσεων. Παρά τα χαμηλά επιτόκια, οι επιχειρηματίες δεν επενδύουν, ή δανείζονται εδώ για να μεταφέρουν παραγωγή σε χώρες με χαμηλότερα κοστολόγια. Ετσι, η ανεργία παραμένει πάνω από το 10%, ιδιαίτερα υψηλή ανάμεσα στους νέους.

Η εικόνα αυτή των αντιφάσεων οφείλεται, σε μεγάλο βαθμό, στο ασυντόνιστο νομισματικής και δημοσιονομικής πολιτικής. Και μια και η πρώτη αποτελεί πια μια ευρωπαϊκή «σταθερά» (σταθερά ή όχι, θα φανεί) – πάντως, εκτός ελέγχου μας –, δεν έχουμε επιλογή παρά να προσαρμόσουμε τη δεύτερη, τη δημοσιονομική.

ΚΑΙ ΑΚΟΜΗ ΜΙΑ ΜΙΚΡΗ λεπτομέρεια: μια κρίση όπως της Αργεντινής, όσο δυσάρεστη κι αν είναι για τους κατοίκους της φίλης χώρας, δεν της δημιουργεί εθνικούς κινδύνους. Η γεωγραφία την έχει ευνοήσει να συνορεύει με την Ουρουγουάη και τη Χιλή.Εδώ τα πράγματα είναι κάπως διαφορετικά και, όπως μας θύμισε πρόσφατα η υπόθεση του ευρωστρατού, μπορεί η ΕΕ να αναλαμβάνει ευχαρίστως τη νομισματική πολιτική μας, αλλά ούτε λόγος για Αιγαίο και Κύπρο. Χρειαζόμαστε, λοιπόν, «δημοσιονομική» πολιτική που να μπορεί να χρηματοδοτεί και μια αξιόπιστη θωράκιση. ■

Rule 12g3-2(b)
File No. 82-3399

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΦΕΒΡΟΥΑΡΙΟΥ 2002
(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2002		2001	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα..		1.206.510		1.322.960
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		6.194.915		7.746.378
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		2.085.068		2.024.531
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	13.300.172		11.205.855	
- Λοιπές απαιτήσεις	21.383		77.642	
	13.321.555		11.283.497	
Μείον: Προβλέψεις	228.907	13.092.648	170.213	11.113.284
Χρεόγραφα		1.715.933		1.396.715
Συμμετοχές		1.427.962		1.270.829
Υπεραξία συγχωνεύσεως (μείον αποσβέσεις)		611.301		674.438
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		68.632		57.415
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		261.502		236.851
Λοιπά στοιχεία ενεργητικού		625.874		1.229.240
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		27.290.345		27.072.641
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		45.151.353		46.693.478

ΠΑΘΗΤΙΚΟ

	2002		2001	
Υποχρεώσεις προς πιστωτικά ιδρύματα..		1.395.546		4.844.156
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	15.963.075		13.004.078	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	6.753.272		6.105.545	
	22.716.347		19.109.623	
- Επιταγές και εντολές πληρωτέες	134.377	22.850.724	199.654	19.309.277
Λοιπά στοιχεία παθητικού		633.863		614.598
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	8.548		8.872	
- Λοιπές προβλέψεις	12.997	21.545	62.947	71.819
Δάνεια μειωμένης εξασφαλίσεως		275.000		275.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	760.793		744.577	
Αποθεματικά	1.352.874	2.113.667	1.213.214	1.957.791
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		27.290.345		27.072.641
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		45.151.353		46.693.478

Αθήναι, 21 Μαρτίου 2002

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

σόλες (Playstation). Η Toshiba – Η   κης συσκευής.

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΙΑΝΟΥΑΡΙΟΥ 2002
(Ποσά σε χιλιάδες Ευρώ)

ΕΝΕΡΓΗΤΙΚΟ

	2002	2002	2001	2001
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		1.928.655		1.747.616
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		6.502.827		7.231.164
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		1.662.563		2.233.332
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	13.112.909		11.153.530	
- Λοιπές απαιτήσεις	19.078		73.525	
	13.131.987		11.227.055	
Μείον: Προβλέψεις	228.907	12.903.080	170.213	11.056.842
Χρεόγραφα		1.612.842		916.887
Συμμετοχές		1.427.835		1.270.829
Υπεραξία συγχωνεύσεως (μείον αποσβέσεις)		611.301		674.438
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		68.318		56.589
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		259.263		233.695
Λοιπά στοιχεία ενεργητικού		658.850		1.208.270
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		27.635.534		26.629.662
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		49.681.324		47.161.421

ΠΑΘΗΤΙΚΟ

	2002	2002	2001	2001
Υποχρεώσεις προς πιστωτικά ιδρύματα		1.966.493		4.216.545
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	15.583.562		13.899.513	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	6.892.091		5.400.411	
	22.475.653		19.299.924	
- Επιταγές και εντολές πληρωτέες	178.728	22.654.381	175.741	19.475.665
Λοιπά στοιχεία παθητικού		604.412		632.842
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	8.549		8.872	
- Λοιπές προβλέψεις	13.047	21.596	62.947	71.819
Δάνεια μειωμένης εξασφαλίσεως		275.000		275.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	760.793		744.577	
Αποθεματικά	1.352.859	2.113.652	1.213.214	1.957.791
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		27.635.534		26.629.662
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		49.681.324		47.161.421

Αθήναι, 21 Μαρτίου 2002

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Rule 12g3-2(b)
File No. 82-3399

ALPHA BANK

CONSOLIDATED BALANCE SHEET OF THE GROUP OF COMPANIES OF THE FINANCIAL/CREDIT SECTOR AS AT DECEMBER 31, 2001

(Amounts in thousand Euro)

02 SEP 30 AM 9:

ASSETS

	2001			2000	
CASH AND BALANCES WITH THE CENTRAL BANK					
a. Cash		326,605		270,945	
b. Cheques receivable		285,926		108,899	
c. Deposits with Central Banks		1,898,850	2,511,381	2,136,484	2,516,328
TREASURY BILLS AND OTHER SECURITIES ELIGIBLE FOR REFINANCING WITH THE CENTRAL BANK					
a. Issued by the Greek State		7,007,578		6,976,945	
b. Other		75,268	7,082,846	198	6,977,143
INTERBANK DEPOSITS AND LOANS					
a. Repayable on demand		57,972		43,716	
b. With agreed maturity		957,778	1,015,750	3,553,684	3,597,400
LOANS AND ADVANCES TO CUSTOMERS					
a. Maturing within one year		9,251,510		8,463,216	
b. Maturing after one year		5,321,887		4,090,612	
		14,573,397		12,553,828	
- Other receivables		148,085		139,910	
		14,721,482		12,693,738	
Less : Allowances for credit losses		275,941	14,445,541	214,553	12,479,185
SECURITIES					
Debt securities including fixed income securities:					
a. Issued by the Greek State		737,710		460,198	
b. Other		902,508		541,578	
		1,640,218		1,001,776	
Shares and other variable-yield securities		509,368		653,185	
Treasury shares		343,327	2,492,913	67,035	1,721,996
INVESTMENTS					
Investments in associates consolidated with the equity method		204,446		113,721	
Investments in non-consolidated companies		31,911	236,357	41,901	155,622
INTANGIBLE ASSETS					
a. Goodwill	667,955				
Less: Amortization	89,284	578,671		640,029	
b. Formation and preliminary expenses	27,482				
Less: Amortization	20,283	7,199		9,100	
c. Other intangible assets	190,988				
Less: Amortization	123,632	67,356	653,226	56,583	705,712
TANGIBLE ASSETS					
a. Land		119,587		110,356	
b. Buildings-Buildings installation	398,990				
Less: Depreciation	150,103	248,887		228,819	
c. Furniture and fixtures	116,369				
Less: Depreciation	69,800	46,569		41,555	
d. EDP equipment	278,106				
Less: Depreciation	188,348	89,758		97,176	
e. Other tangible assets	379,680				
Less: Depreciation	184,904	194,776		177,731	
f. Payments on account and tangible assets in course of construction		31,877	731,454	11,372	665,009
OTHER ASSETS			309,642		877,393
PREPAYMENTS AND ACCRUED INCOME					
a. Deferred charges		11,128		6,986	
b. Accrued interest:					
- State bonds	235,617				
- Other bonds	10,081				
- Loans and advances	47,022				
- Other	120,535	413,255		478,569	
c. Income of the year receivable		734	425,117	1,365	486,920
TOTAL ASSETS			29,904,227		30,182,708

LIABILITIES

	2001		2000	
DUE TO CREDIT INSTITUTIONS				
a. Repayable on demand	165,682		893,929	
b. With agreed maturity	1,313,825		3,156,005	
c. Commitments arising out of sale and repurchase transactions	38,927	1,518,434	932,919	4,982,853
CUSTOMER AMOUNTS				
a. Deposits				
- Repayable on demand	4,285,763		3,213,490	
- Saving deposits	7,634,265		6,822,152	
- With agreed maturity	6,129,127		7,100,675	
	18,049,155		17,136,317	
b. Other debts				
- Cheques and orders payable	338,842		190,611	
- Commitments arising out of sale and repurchase transactions	6,595,480	24,983,477	4,390,957	21,717,885
OTHER LIABILITIES				
a. Dividends payable	168,461		147,582	
b. Income tax and other taxes payable	144,909		188,962	
c. Withholdings in favour of social security funds and other third parties	77,568		149,121	
d. Other	283,737	674,675	228,332	713,997
ACCRUALS AND DEFERRED INCOME				
a. Deferred income	20,465		7,389	
b. Accrued interest on time deposits	28,546		50,254	
c. Other accrued expenses of the year	92,541	141,552	137,936	195,579
PROVISIONS FOR LIABILITIES AND CHARGES				
a. Provisions for staff retirement indemnities	18,301		16,862	
b. Other	13,103	31,404	63,233	80,095
SUBORDINATED DEBTS		275,030		275,014
CAPITAL AND RESERVES				
Share capital				
- Paid-up capital	760,793		744,577	
Share premium account	443,662		383,131	
Reserves	869,508		798,640	
Reserve from fixed assets revaluation (L. 2065/92)	7,489		7,805	
Retained earnings	14,179		80,779	
	2,095,631		2,014,932	
Less: Consolidation differences	225,002	1,870,629	433,764	1,581,168
MINORITY INTERESTS		409,026		636,117
TOTAL LIABILITIES		29,904,227		30,182,708

OFF-BALANCE SHEET ACCOUNTS	2001		2000	
Contingent liabilities				
- From guarantees in favour of third parties		3,375,281		2,819,275
Commitments arising out of sale and repurchase transactions		6,634,407		5,323,876
Other off-Balance Sheet accounts				
a. Beneficiaries of asset items	1,648,659		1,052,585	
b. Bilateral agreements	10,582,723		19,339,232	
c. Sundry off-balance sheet accounts (guarantees, securities etc.)	20,195,423		20,824,922	
d. Mutual funds' shareholders	3,822,600	36,249,405	6,476,598	47,693,337
TOTAL OFF-BALANCE SHEET ACCOUNTS		**46,259,093**		**55,836,488**

Notes :

1. The Group companies of the financial services sector that have been consolidated with the full consolidation method, excluding "ALPHA BANK", are: 1. Alpha Bank London Ltd., 2. Alpha Bank Romania S.A., 3. Alpha Bank Jersey Ltd., 4. Alpha Bank Limited, 5. Kreditna Banka A.D. Skopje, 6. Alpha Leasing A.E. '7. Alpha Investments A.E., 8. Alpha Finance A.E (former Alpha Brokerage A.E.), 9. Alpha Private Investment Services A.E., 10. Alpha Romanian Holdings Company A.E., 11. Alpha Mutual Fund Management A.E., 12. Alpha Ventures A.E., 13. Alpha Astika Akinita A.E., 14. Alpha Asset Finance Ltd., 15. Alpha Credit Group Plc., 16. Alpha Finance U.S. Corporation, 17. Alpha Finance Ltd Cyprus, 18. Alpha Asset Management A.E., 19. Alpha Finance Romania (ex B.I.G. Brokerage), 20. Alpha Leasing Romania S.A., 21. Alpha Trustees Ltd., 22. Alpha Equity Fund A.E., 23. ABC Factors A.E., 24. Ionian Holdings A.E., 25.Fact Hellas A.E., 26. C.B. Interleasing Southeastern Ltd., 27. Messana Holdings S.A.
   The companies No. 9, 21 and 22 are included in the consolidation for the first time in the year 2001. The companies ICAP A.E. and Delta-Singular A.E., which had been fully consolidated in the prior years, in the current year they have been consolidated with the equity method.
2. The Euro 668 million "Goodwill" account, resulted from the merger of former Ionian Bank in the financial year 2000. This goodwill is amortized over 20 years instead of 5 years as required by Company Low 2190/1920.
3. Based on a recent actuarial study and after the contributions made during the year, the Bank's total future liability to the auxiliary pension fund as at December 31, 2001 totaled approximately Euro 137.6 million (on an after tax basis).
   The Bank during the year made payments to the fund aggregating to Euro 69 million to cover this liability. An amount of Euro 24.9 million has been charged against current years results and an amount of Euro 44 million has been covered by a relevant provision set up in previous years.
4. The year-end mark-to-market valuation of the securities portfolio of a subsidiary company resulted to a revaluation loss of Euro 122.7 million which was charged against equity reserves.
   The Portion of such loss pertaining the current year consolidated results, amounts to Euro 46.7 million.
5. The Bank has been audited by the tax authorities for the financial years 1997 - 1999. Additional income taxes have been offset against relevant provision, which was established in prior years. The majority of the consolidated companies have been audited by the tax authorities until the financial year 1999.
6. In the results of the year 2000 are included the results of the fourth quarter of 1999 of Euro 16.1 million relating to former Ionian Bank. Therefore the comparable results of the year 2000 after taxes and minority interests total Euro 237.4 million and the decrease between the year 2000 and 2001 is 12.5%.
7. No fixed assets have been pledged.
8. There are no pending legal issues or cases in process of arbitration, nor any court or arbitration decisions which may have a material impact on the financial statements of the Group.
9. The Group's employees on December 31, 2001 were 9,792.

Rule 12g3-2(b)
File No 82-3399

682

ALPHA BANK



ΙΣΟΛΟΓΙΣΜΟΣ ΤΗΣ 31ης ΔΕΚΕΜΒΡΙΟΥ 2001
(Ποσά σε χιλιάδες Δραχμές)

ΕΔΡΑ: ΑΘΗΝΑΙ

Α.Μ. 6066/06/Β/86/05

ΕΝΕΡΓΗΤΙΚΟ

		2001		2000	
ΤΑΜΕΙΟ ΚΑΙ ΔΙΑΘΕΣΙΜΑ ΣΤΗΝ ΚΕΝΤΡΙΚΗ ΤΡΑΠΕΖΑ					
α. Ταμείο		104.403.949		88.722.053	
β. Επιταγές εισπρακτέες		87.873.503		26.946.491	
γ. Διαθέσιμα στην Τράπεζα της Ελλάδος		573.003.321	765.279.773	641.975.931	757.644.475
ΚΡΑΤΙΚΑ ΚΑΙ ΑΛΛΑ ΑΞΙΟΓΡΑΦΑ ΔΕΚΤΑ ΓΙΑ ΕΠΑΝΑΧΡΗΜΑΤΟΔΟΤΗΣΗ ΑΠΟ ΤΗΝ ΚΕΝΤΡΙΚΗ ΤΡΑΠΕΖΑ					
α. Ελληνικού Δημοσίου		2.387.832.194		2.377.394.160	
β. Λοιπά		25.647.418	2.413.479.612	67.300	2.377.461.460
ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΙΣΤΩΤΙΚΩΝ ΙΔΡΥΜΑΤΩΝ					
α. Όψεως		3.494.418		91.968	
β. Λοιπές		376.165.526	379.659.944	1.156.902.197	1.156.994.165
ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ					
- Χορηγήσεις:					
α. Βραχυπρόθεσμες		2.850.731.359		2.615.444.111	
β. Μακροπρόθεσμες		1.607.477.811		1.230.369.970	
		4.458.209.170		3.845.834.081	
- Λοιπές απαιτήσεις		17.869.695		6.601.344	
		4.486.078.865		3.852.435.425	
Μείον: Προβλέψεις		78.000.000	4.408.078.865	58.000.000	3.794.435.425
ΧΡΕΟΓΡΑΦΑ					
Ομολογίες και άλλοι τίτλοι σταθερής αποδόσεως					
α. Εκδόσεως Ελληνικού Δημοσίου		233.097.425		131.541.295	
β. Άλλων εκδοτών		230.295.813		143.582.632	
		463.393.238		275.123.927	
Μετοχές και άλλοι τίτλοι μεταβλητής αποδόσεως		61.794.263	525.187.501	46.566.130	321.690.057
ΣΥΜΜΕΤΟΧΕΣ					
Σε μη συνδεδεμένες επιχειρήσεις		4.832.851		4.011.172	
Σε συνδεδεμένες επιχειρήσεις		489.763.700	494.596.551	427.586.538	431.597.710
ΑΫΛΑ ΠΑΓΙΑ ΣΤΟΙΧΕΙΑ					
α. Υπεραξία συγχωνεύσεως	227.605.581				
Μείον: Αποσβέσεις	19.304.930	208.300.651		220.814.884	
β. Έξοδα ιδρύσεως και πρώτης εγκαταστάσεως	5.515.752				
Μείον: Αποσβέσεις	3.589.339	1.926.413		2.370.212	
γ. Λοιπά άυλα πάγια στοιχεία	52.695.589				
Μείον: Αποσβέσεις	31.409.628	21.285.961	231.513.025	16.775.828	248.960.924
ΕΝΣΩΜΑΤΑ ΠΑΓΙΑ ΣΤΟΙΧΕΙΑ					
α. Γήπεδα - Οικόπεδα		21.548.131		19.728.302	
β. Κτίρια - Εγκαταστάσεις κτιρίων	80.416.259				
Μείον: Αποσβέσεις	42.549.721	37.866.538		32.603.837	
γ. Έπιπλα και λοιπός εξοπλισμός	17.969.228				
Μείον: Αποσβέσεις	10.810.287	7.158.941		6.097.284	
δ. Ηλεκτρονικός εξοπλισμός	68.935.585				
Μείον: Αποσβέσεις	49.085.144	19.850.441		13.714.842	
ε. Λοιπά ενσώματα πάγια στοιχεία	537.963				
Μείον: Αποσβέσεις	279.832	258.131		293.940	
στ. Ακινητοποιήσεις υπό κατασκευή και προκαταβολές		246.818	88.929.000	913.613	79.351.798
ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΕΝΕΡΓΗΤΙΚΟΥ			99.032.385		286.990.285
ΠΡΟΠΛΗΡΩΘΕΝΤΑ ΕΞΟΔΑ ΚΑΙ ΕΞΟΔΑ ΕΙΣΠΡΑΚΤΕΑ					
α. Έξοδα επομένων χρήσεων		3.169.953		1.844.608	
β. Δεδουλευμένοι τόκοι:					
Ομολόγων Δημοσίου	60.178.258				
- Λοιπών Ομολόγων	2.603.754				
- Χορηγήσεων	16.951.713				
- Λοιποί	40.461.530	140.195.255	143.365.208	158.119.121	159.963.629
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ			9.647.121.864		9.615.069.928

ΠΑΘΗΤΙΚΟ

	2001		2000	
ΥΠΟΧΡΕΩΣΕΙΣ ΠΡΟΣ ΠΙΣΤΩΤΙΚΑ ΙΔΡΥΜΑΤΑ				
α. Όψεως	47.502.195		290.144.777	
β. Προθεσμίας	538.435.708		1.092.381.142	
γ. Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	35.651.411	621.589.314	336.173.254	1.718.699.173
ΥΠΟΧΡΕΩΣΕΙΣ ΠΡΟΣ ΠΕΛΑΤΕΣ				
α. Καταθέσεις				
- Όψεως	1.423.334.139		1.046.140.131	
- Ταμιευτηρίου	2.585.242.523		2.287.369.233	
- Προθεσμίας	1.453.093.398		1.921.060.398	
	5.461.670.060		5.254.569.762	
β. Άλλες υποχρεώσεις				
- Επιταγές και εντολές πληρωτέες	114.927.745		64.735.823	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	2.296.848.601	7.873.446.406	1.538.518.411	6.857.823.996
ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΠΑΘΗΤΙΚΟΥ				
α. Μερίσματα πληρωτέα	57.403.184		50.288.684	
β. Υποχρεώσεις για φόρο εισοδήματος και λοιπούς φόρους	41.822.852		48.473.811	
γ. Κρατήσεις και εισφορές υπέρ τρίτων	25.831.899		49.815.332	
δ. Λοιπές υποχρεώσεις	66.173.882	191.231.817	45.163.075	193.740.902
ΠΡΟΕΙΣΠΡΑΧΘΕΝΤΑ ΕΣΟΔΑ ΚΑΙ ΕΞΟΔΑ ΠΛΗΡΩΤΕΑ				
α. Έσοδα επομένων χρήσεων	4.992.039		1.493.653	
β. Τόκοι προθεσμιακών καταθέσεων δεδουλευμένοι	5.527.642		13.003.168	
γ. Λοιπά έξοδα χρήσεως δεδουλευμένα	29.277.831	39.797.512	45.152.747	59.649.568
ΠΡΟΒΛΕΨΕΙΣ ΓΙΑ ΚΙΝΔΥΝΟΥΣ ΚΑΙ ΒΑΡΗ				
α. Προβλέψεις για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	2.912.843		3.023.185	
β. Λοιπές προβλέψεις	4.417.736	7.330.579	21.441.699	24.464.884
ΔΑΝΕΙΑ ΜΕΙΩΜΕΝΗΣ ΕΞΑΣΦΑΛΙΣΕΩΣ		93.706.250		93.706.250
ΙΔΙΑ ΚΕΦΑΛΑΙΑ				
Μετοχικό Κεφάλαιο				
- Καταβεβλημένο (Μετοχές 185.171.560 προς Δρ. 1.400)	259.240.184		253.714.520	
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	151.177.705		130.551.955	
Αποθεματικά				
α. Τακτικό	59.000.000		50.000.000	
β. Έκτακτο	59.000.000		50.000.000	
γ. Αποθεματικά ειδικών διατάξεων νόμων	132.086.357		127.610.795	
δ. Διαφορά αποτιμήσεως αξίας συμμετοχών	35.813.404		35.813.404	
Υπεραξία από την αναπροσαρμογή ακινήτων (Ν. 2065/92)	2.516.000		2.459.047	
Αποτελέσματα εις νέον				
- Υπόλοιπο κερδών χρήσεως εις νέον	21.187.336	720.019.986	16.855.434	607.005.155
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		9.647.121.864		9.615.069.928

ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ

	2001	2000
Ενδεχόμενες υποχρεώσεις		
- Από εγγυήσεις υπέρ τρίτων	1.104.317.734	944.235.450
Υποχρεώσεις που απορρέουν από πράξεις προσωρινής εκχωρήσεως	2.332.500.011	1.874.691.685
Λοιποί λογαριασμοί τάξεως		

ALPHA BANK



ΕΝΟΠΟΙΗΜΕΝΟΣ ΙΣΟΛΟΓΙΣΜΟΣ ΤΗΣ 31ης ΔΕΚΕΜΒΡΙΟΥ 2001 ΤΩΝ ΕΤΑΙΡΙΩΝ ΤΟΥ ΟΜΙΛΟΥ ΠΟΥ ΑΝΗΚΟΥΝ ΣΤΟ ΧΡΗΜΑΤΟΠΙΣΤΩΤΙΚΟ ΤΟΜΕΑ

(Ποσά σε χιλιάδες Δραχμές)

ΕΔΡΑ: ΑΘΗΝΑΙ

Α.Μ.Α.Ε. 6066/06/Β/86/05

ΕΝΕΡΓΗΤΙΚΟ

		2001		2000	
ΤΑΜΕΙΟ ΚΑΙ ΔΙΑΘΕΣΙΜΑ ΣΤΗΝ ΚΕΝΤΡΙΚΗ ΤΡΑΠΕΖΑ					
α. Ταμείο		111.280.577		92.324.469	
β. Επιταγές εισπρακτέες		97.429.317		37 107 174	
γ. Διαθέσιμα στις Κεντρικές Τράπεζες		647.033.276	855.753.170	728.007.030	857 438.673
ΚΡΑΤΙΚΑ ΚΑΙ ΑΛΛΑ ΑΞΙΟΓΡΑΦΑ ΔΕΚΤΑ ΓΙΑ ΕΠΑΝΑΧΡΗΜΑΤΟΔΟΤΗΣΗ ΑΠΟ ΤΗΝ ΚΕΝΤΡΙΚΗ ΤΡΑΠΕΖΑ					
α. Ελληνικού Δημοσίου		2.387.832.194		2.377.394.160	
β. Λοιπά		25.647.418	2.413.479.612	67.300	2.377 461.460
ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΙΣΤΩΤΙΚΩΝ ΙΔΡΥΜΑΤΩΝ					
α. Όψεως		19.754.032		14.896.064	
β. Λοιπές		326.362.729	346.116.761	1.210.918.136	1.225.814.200
ΑΠΑΙΤΗΣΕΙΣ ΚΑΤΑ ΠΕΛΑΤΩΝ					
- Χορηγήσεις:					
α. Βραχυπρόθεσμες		3.152.452.119		2.883.840.814	
β. Μακροπρόθεσμες		1.813.433.085		1.393.876.218	
		4.965.885.204		4.277.717.032	
- Λοιπές απαιτήσεις		50.459.981		47.674.395	
		5.016.345.185		4.325.391.417	
Μείον: Προβλέψεις		94.026.747	4.922.318.438	73.109.002	4.252.282.415
ΧΡΕΟΓΡΑΦΑ					
Ομολογίες και άλλοι τίτλοι σταθερής αποδόσεως					
α. Εκδόσεως Ελληνικού Δημοσίου		251.374.823		156.812.319	
β. Άλλων εκδοτών		307.529.613		184.542.751	
		558.904.436		341.355.070	
Μετοχές και άλλοι τίτλοι μεταβλητής αποδόσεως		173.567.040		222.572.731	
Ίδιες μετοχές		116.988.627	849.460.103	22.842.203	586.770.004
ΣΥΜΜΕΤΟΧΕΣ					
Σε επιχειρήσεις ενοποιούμενες με τη μέθοδο της καθαρής θέσεως		69.665.039		38.750.594	
Σε λοιπές επιχειρήσεις		10.873.509	80.538.548	14.277.639	53.028.273
ΑΫΛΑ ΠΑΓΙΑ ΣΤΟΙΧΕΙΑ					
α. Υπεραξία συγχωνεύσεως	227.605.581				
Μείον: Αποσβέσεις	30.423.358	197.182.223		218.069.996	
β. Έξοδα ιδρύσεως και πρώτης εγκαταστάσεως	9.364.477				
Μείον: Αποσβέσεις	6.911.436	2.453.041		3.100.819	
γ. Λοιπά άυλα πάγια στοιχεία	65.079.110				
Μείον: Αποσβέσεις	42.127.762	22.951.348	222.586.612	19.280.602	240.471.417
ΕΝΣΩΜΑΤΑ ΠΑΓΙΑ ΣΤΟΙΧΕΙΑ					
α. Γήπεδα - Οικόπεδα		40.749.133		37.503.975	
β. Κτίρια - Εγκαταστάσεις κτιρίων	135.955.740				
Μείον: Αποσβέσεις	51.147.547	84.808.193		77.268.725	
γ. Έπιπλα και λοιπός εξοπλισμός	39.652.674				
Μείον: Αποσβέσεις	23.784.297	15.868.377		14.159.726	
δ. Ηλεκτρονικός εξοπλισμός	94.764.698				
Μείον: Αποσβέσεις	64.179.578	30.585.120		33.112.620	
ε. Λοιπά ενσώματα πάγια στοιχεία	129.375.957				
Μείον: Αποσβέσεις	63.005.919	66.370.038		60.561.694	
στ. Ακινητοποιήσεις υπό κατασκευή και προκαταβολές		10.862.215	249.243.076	3.874.838	226.601.628
ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΕΝΕΡΓΗΤΙΚΟΥ			105.510.327		298.971.560
ΠΡΟΠΛΗΡΩΘΕΝΤΑ ΕΞΟΔΑ ΚΑΙ ΕΣΟΔΑ ΕΙΣΠΡΑΚΤΕΑ					
α. Έξοδα επομένων χρήσεων		3.791.734		2.360.550	
β. Δεδουλευμένοι τόκοι:					
- Ομολόγων Δημοσίου	80.266.598				
- Λοιπών Ομολόγων	3.435.150				
- Χορηγήσεων	16.022.713				
- Λοιποί	41.072.357	140.816.818		163.072.593	
γ. Έσοδα χρήσεως εισπρακτέα		250.017	144.858.569	465.107	165.918.140
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ			10.189.865.216		10.284.757.770

ΠΑΘΗΤΙΚΟ

	2001		2000	
ΥΠΟΧΡΕΩΣΕΙΣ ΠΡΟΣ ΠΙΣΤΩΤΙΚΑ ΙΔΡΥΜΑΤΑ				
α. Όψεως	56.456.276		304.606.466	
β. Προθεσμίας	447.685.721		1.075.409.605	
γ. Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	13.264.411	517.406.408	317.892.254	1.697.907.325
ΥΠΟΧΡΕΩΣΕΙΣ ΠΡΟΣ ΠΕΛΑΤΕΣ				
α. Καταθέσεις				
- Όψεως	1.450.373.956		1.094.995.635	
- Ταμιευτηρίου	2.601.375.782		2.324.649.388	
- Προθεσμίας	2.098.500.192		2.419.555.133	
	6.150.249.930		5.839.200.156	
β. Άλλες υποχρεώσεις				
- Επιταγές και εντολές πληρωτέες	115.460.298		64.950.560	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	2.247 409.752	8.513.119.980	1.496.218.449	7 400.369.165
ΛΟΙΠΑ ΣΤΟΙΧΕΙΑ ΠΑΘΗΤΙΚΟΥ				
α. Μερίσματα πληρωτέα	57.403.184		50.288.684	
β. Υποχρεώσεις για φόρο εισοδήματος και λοιπούς φόρους	49.377.582		64.388.910	
γ. Κρατήσεις και εισφορές υπέρ τρίτων	26.431.330		50.812.982	
δ. Λοιπές υποχρεώσεις	96.683.419	229.895.515	77.804.288	243.294.864
ΠΡΟΕΙΣΠΡΑΧΘΕΝΤΑ ΕΣΟΔΑ ΚΑΙ ΕΞΟΔΑ ΠΛΗΡΩΤΕΑ				
α. Έσοδα επομένων χρήσεων	6.973.433		2.517.766	
β. Τόκοι προθεσμιακών καταθέσεων δεδουλευμένοι	9.726.906		17 123.998	
γ. Λοιπά έξοδα χρήσεως δεδουλευμένα	31.533.567	48.233.906	47.001.651	66.643.415
ΠΡΟΒΛΕΨΕΙΣ ΓΙΑ ΚΙΝΔΥΝΟΥΣ ΚΑΙ ΒΑΡΗ				
α. Προβλέψεις για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	6.235.963		5.745.576	
β. Λοιπές προβλέψεις	4.464.648	10.700.611	21.546.498	27.292.074
ΔΑΝΕΙΑ ΜΕΙΩΜΕΝΗΣ ΕΞΑΣΦΑΛΙΣΕΩΣ		93.716.330		93.710.880
ΙΔΙΑ ΚΕΦΑΛΑΙΑ				
Μετοχικό Κεφάλαιο				
- Καταβεβλημένο	259.240.184		253.714.520	
Διαφορά από έκδοση μετοχών υπέρ το άρτιο	151.177.705		130.551.955	
Αποθεματικά	296.284.712		272.136.730	
Υπεραξία από την αναπροσαρμογή ακινήτων (Ν. 2065/92)	2.551.976		2.659.599	
Αποτελέσματα εις νέον				
- Υπόλοιπο κερδών χρήσεως εις νέον	4.831.489		27.525.539	
	714.086.066		686.588.343	
Μείον: Διαφορές ενοποιήσεως	76.669.278	637.416.788	147.805.083	538.783.260
ΑΝΑΛΟΓΙΑ ΤΡΙΤΩΝ		139.375.476		216.756.787
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		10.189.865.216		10.284.757.770

ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ

	2001		2000	
Ενδεχόμενες υποχρεώσεις				
- Από εγγυήσεις υπέρ τρίτων		1.150.128.923		960.668.031
Υποχρεώσεις που απορρέουν από πράξεις προσωρινής εκχωρήσεως		2.260.674.163		1.814.110.703
Λοιποί λογαριασμοί τάξεως				
α. Δικαιούχοι αλλοτρίων περιουσιακών στοιχείων	561.780.508		358.669.461	
β. Υποχρεώσεις από αμφοτεροβαρείς συμβάσεις	3.606.062.989		6.569.643.331	
γ. Λογαριασμοί πληροφοριών (εγγυήσεις, εμπράγματες εξασφαλίσεις κ.λπ.)	6.881.590.452		7.096.092.092	
δ. Μεριδιούχοι αμοιβαίων κεφαλαίων	1.302.550.900	12.351.984.849	2.226.900.757	16.251.504.641

Rule 12g3-2(b)
File No. 82-3399

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΝΟΕΜΒΡΙΟΥ 2001
(Ποσά σε χιλιάδες Δραχμές)

ΕΝΕΡΓΗΤΙΚΟ

		2001		2000
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		598.767.474		1.023.350.279
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		2.534.611.849		1.866.256.527
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		396.621.285		1.262.995.689
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	4.386.647.117		3.958.930.663	
- Λοιπές απαιτήσεις	6.789.651		36.581.523	
	4.393.436.768		3.995.512.186	
Μείον: Προβλέψεις	78.000.000	4.315.436.768	58.270.000	3.937.242.186
Χρεόγραφα		536.965.112		506.845.252
Συμμετοχές		472.360.793		422.050.461
Υπεραξία συγχωνεύσεως (μείον αποσβέσεις)		208.300.551		232.786.628
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		20.664.327		14.604.465
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		87.577.573		78.619.504
Λοιπά στοιχεία ενεργητικού		213.280.288		218.764.184
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		9.385.996.120		9.563.515.375
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		16.575.876.244		20.279.207.045

ΠΑΘΗΤΙΚΟ

		2001		2000
Υποχρεώσεις προς πιστωτικά ιδρύματα		689.973.431		1.977.461.694
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	5.102.625.697		4.814.475.860	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	2.498.024.460		1.469.211.366	
	7.600.650.157		6.283.687.226	
- Επιταγές και εντολές πληρωτέες	56.514.737	7.657.164.894	58.635.211	6.342.322.437
Λοιπά στοιχεία παθητικού		227.299.256		489.469.017
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	2.998.004		2.942.297	
- Λοιπές προβλέψεις	19.428.342	22.426.346	22.869.160	25.811.457
Δάνεια μειωμένης εξασφαλίσεως		93.706.250		93.651.250
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	259.240.184		253.714.520	
Αποθεματικά	436.176.759	695.416.943	381.085.000	634.799.520
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		9.385.986.120		9.563.516.375
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		16.575.876.244		20.279.207.045

Αθήναι, 20 Δεκεμβρίου 2001

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

πρόβλεψη για αποζημίωση του προσωπικού της λόγω εξόδου από την υπηρεσία. Αν σχημάτιζε συμπληρωματική πρόβλεψη αυτή θα ανερχόταν στο ποσό των δρχ. [illegible] περίπου, εκ της οποίας ποσό δρχ. [illegible] θα αφορούσε την υπό έλεγχο χρήση. 2)Για επισφαλείς απαιτήσεις ποσού δρχ. 15.000.000 περίπου που περιλαμβάνονται στο λογαριασμό πελάτες καθώς επίσης και για το υπόλοιπο των επισφαλών - επιδίκων πελατών που εμφανίζεται στον ισολογισμό η εταιρεία δεν έχει σχηματίσει πρόβλεψη σε βάρος των αποτελεσμάτων της. 3) Η εταιρεία έχει ελεγχθεί φορολογικά μέχρι και τη χρήση 2000. Κατά την γνώμη μας, οι ανωτέρω Οικονομικές Καταστάσεις οι οποίες προκύπτουν απο τα βιβλία και στοιχεία της Εταιρείας απεικονίζουν μαζί με το Προσάρτημα, αφού ληφθούν υπόψη οι παραπάνω παρατηρήσεις μας, την περιουσιακή διάρθρωση και την οικονομική θέση της εταιρείας κατά την 31η Δεκεμβρίου 2001, καθώς και τα αποτελέσματα της χρήσεως που έληξε αυτή την ημερομηνία, βάσει των σχετικών διατάξεων που ισχύουν και λογιστικών αρχών, οι οποίες έχουν γίνει γενικά παραδεκτές και δεν διαφέρουν από εκείνες που η εταιρεία εφάρμοσε στην προηγούμενη χρήση.

Rule 12g3-2(b)
File No 82-3399

Αθήνα, 6 Μαρτίου 2002
Ο Ορκωτός Ελεγκτής Λογιστής
ΙΩΑΝΝΗΣ Γ. ΚΑΡΑΛΗΣ
Α.Μ. 10801
Σ.Ο.Λ. Α.Ε. ΟΡΚΩΤΩΝ ΕΛΕΓΚΤΩΝ

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΟΚΤΩΒΡΙΟΥ 2001
(Ποσά σε χιλιάδες Δραχμές)

ΕΝΕΡΓΗΤΙΚΟ

	2001	2001	2000	2000
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		491.045.603		998.031.251
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		2.548.909.845		1.941.964.607
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		394.866.804		1.327.498.535
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	4.483.485.500		3.907.632.383	
- Λοιπές απαιτήσεις	6.582.824		28.897.901	
	4.490.068.324		3.936.530.284	
Μείον: Προβλέψεις	78.000.000	4.412.068.324	58.270.000	3.878.260.284
Χρεόγραφα		504.995.402		363.948.672
Συμμετοχές		472.291.960		413.087.879
Υπεραξία συγχωνεύσεως (μείον αποσβέσεις)		208.300.651		232.786.628
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		18.450.882		15.750.798
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		85.514.956		75.430.411
Λοιπά στοιχεία ενεργητικού		197.304.283		212.327.399
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		9.333.748.710		9.459.086.464
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		15.701.634.222		19.551.311.535

ΠΑΘΗΤΙΚΟ

	2001	2001	2000	2000
Υποχρεώσεις προς πιστωτικά ιδρύματα		561.078.024		2.026.259.402
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	5.230.078.973		4.954.383.976	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	2.445.448.304		1.328.015.595	
	7.675.527.277		6.282.399.571	
- Επιταγές και εντολές πληρωτέες	54.773.310	7.730.300.587	63.530.441	6.345.930.012
Λοιπά στοιχεία παθητικού		232.402.196		332.883.946
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	1.415.529		2.942.297	
- Λοιπές προβλέψεις	19.429.181	20.844.710	22.864.787	25.807.084
Δάνεια μειωμένης εξασφαλίσεως		93.706.250		93.406.500
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	259.240.184		253.714.520	
Αποθεματικά	436.176.759	695.416.943	381.085.000	634.799.520
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		9.333.748.710		9.459.086.464
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		15.701.634.222		19.551.311.535

Αθήναι, 22 Νοεμβρίου 2001

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Rule 12g3-2(b)
File No. 82-3399

Rule 12g3-2(b)
File No 82-3399

ALPHA BANK
ΣΥΝΟΠΤΙΚΗ ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΤΗΣ 30ΗΣ ΣΕΠΤΕΜΒΡΙΟΥ 2001
(Π.Δ. 360/85)

(Ποσά σε χιλιάδες Δραχμές)

ΕΝΕΡΓΗΤΙΚΟ

		30.9.2001		30.9.2000	%
μείο και διαθέσιμα στην Κεντρική Τράπεζα		455.684.195		949.195.127	(52)
ατικά και άλλα αξιόγραφα δεκτά για αναχρηματοδότηση από την ντρική Τράπεζα		2.738.298.664		2.480.949.585	10
αιτήσεις κατά πιστωτικών ιδρυμάτων		457.001.514		756.960.099	40
αιτήσεις κατά πελατών :					
ρηγήσεις	4.487.230.947		3.808.199.938		
οιπές απαιτήσεις	11.984.793		14.092.506		
	4.499.215.740		3.822.292.444		
ον : Προβλέψεις	78.000.000	4.421.215.740	58.270.000	3.764.022.444	17
όγραφα		469.599.136		286.269.537	64
μετοχές		472.053.294		409.516.034	15
α πάγια στοιχεία:					
τεραξία συγχωνεύσεως	227.605.581		237.739.535		
ον : Αποσβέσεις μέχρι 30.9	16.459.860	211.145.721	4.952.907	232.786.628	(9)
ιπά άυλα πάγια στοιχεία	52.244.113		69.056.006		
ον : Αποσβέσεις μέχρι 30.9	31.959.729	20.284.384	49.718.131	19.337.875	5
ώματα πάγια στοιχεία	183.131.540		156.752.525		
ον : Αποσβέσεις μέχρι 30.9	99.265.734	83.865.806	82.835.783	73.916.742	13
ιά στοιχεία ενεργητικού		98.311.018		82.838.621	19
πληρωθέντα έξοδα και έσοδα εισπρακτέα		141.667.743		172.841.397	(18)
ΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		**9.569.127.215**		**9.228.634.089**	4
ΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**14.965.227.915**		**19.382.764.055**	(23)

ΠΑΘΗΤΙΚΟ

		30.9.2001		30.9.2000	%
Υποχρεώσεις προς πιστωτικά ιδρύματα		1.018.128.656		1.702.492.500	(40)
Υποχρεώσεις προς πελάτες :					
- Καταθέσεις	4.836.775.707		4.962.692.847		(3)
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	2.593.253.319		1.474.859.720		76
	7.430.029.026		6.437.552.567		
- Επιταγές και εντολές πληρωτέες	54.008.796	7.484.037.822	64.427.760	6.501.980.327	15
Λοιπά στοιχεία παθητικού		101.127.109		87.248.365	16
Προεισπραχθέντα έσοδα και έξοδα πληρωτέα		73.334.035		112.052.360	(35)
Προβλέψεις :					
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	2.998.004		2.942.297		
- Λοιπές προβλέψεις	22.873.806	25.871.810	22.868.434	25.810.731	-
Δάνεια μειωμένης εξασφαλίσεως		93.706.250		93.313.000	-
Ίδια κεφάλαια :					
Μετοχικό κεφάλαιο	259.240.184		253.714.520		
Αποθεματικά	436.176.759	695.416.943	381.085.000	634.799.520	10
Καθαρά κέρδη ενναμήνου 1.1-30.9		77.504.590		70.937.286	9
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		**9.569.127.215**		**9.228.634.089**	4
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**14.965.227.915**		**19.382.764.055**	(23)

	1.1 - 30.9.2001		1.1 - 30.9.2000		%
Τόκοι και εξομοιούμενα έσοδα	400.135.958		471.245.141		
Μείον : Τόκοι και εξομοιούμενα έξοδα	240.879.036	159.256.922	355.358.494	115.886.647	37
Εσοδα από τίτλους		16.712.833		19.611.286	(15)
Προμήθειες (έσοδα μείον έξοδα)		39.017.127		59.529.969	(34)
Αποτελέσματα χρηματοοικονομικών πράξεων		39.822.062		65.048.407	(39)
Λοιπά έσοδα εκμεταλλεύσεως		22.018.727		20.643.757	7
Μικτά αποτελέσματα εκμεταλλεύσεως		276.827.671		280.720.066	(1)
Μείον : Αμοιβές και έξοδα προσωπικού	77.227.031		92.224.777		
Γενικά έξοδα και φόροι	44.094.538	121.321.569	45.009.360	137.234.137	(12)
Αποσβέσεις	25.746.078		20.156.908		
Πρόβλεψη για επισφαλείς απαιτήσεις	28.872.610		24.582.422		
Πρόβλεψη για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	320.185		428.191		
Λοιπές προβλέψεις	858.501	55.797.374	-	45.167.521	23
Ολικά αποτελέσματα εκμεταλλεύσεως		99.708.728		98.318.408	1
Εκτακτα έσοδα		8.053.160		1.491.389	
Εκτακτα έξοδα		(1.254.256)		(754.947)	
Εκτακτα αποτελέσματα		1.480.847		1.545.907	
Καθαρά κέρδη (προ φόρου)		107.988.479		100.600.757	
Μείον: Φόρος εισοδήματος (πρόβλεψη)		30.483.889		29.663.471	
Καθαρά κέρδη μετά από το φόρο σύμφωνα με το Π.Δ. 360/85		77.504.590		70.937.286	9
Για να καταστούν συγκρίσιμα τα ανωτέρω αποτελέσματα αφαιρούνται, μειωμένα κατά τον αναλογούντα φόρο εισοδήματος :					
- από το εννεάμηνο 2001 τα αποτελέσματα του Δ' τριμήνου 2000 της πρώην Alpha Finance και		(1.131.232)			
- από το εννεάμηνο 2000 τα αποτελέσματα του Δ' τριμήνου 1999 της πρώην Ιονικής και Λαϊκής Τραπέζης.				(5.476.488)	
Καθαρά κέρδη μετά από το φόρο συγκρίσιμα		**76.373.358**		**65.460.798**	17

Σημειώσεις :

1. Στη λογιστική κατάσταση της 30.9.2001 περιλαμβάνονται και τα στοιχεία ενεργητικού και παθητικού της συγχωνευθείσης πρώην Alpha Finance καθώς και τα αποτελέσματά της του Δ' τριμήνου του 2000 εκ ποσού Δρ. 1,5 δισ. περίπου.
2. Το έτος 2001 έγινε αύξηση του μετοχικού κεφαλαίου της Τραπέζης κατά Δρ.425 εκατ. από κεφαλαιοποίηση αποθεματικών και κατά Δρ.5,1 δισ. από κεφαλαιοποίηση του εισφερθέντος μετοχικού κεφαλαίου της συγχωνευθείσης Alpha Finance.
3. Δεν υπάρχουν εμπράγματα βάρη επί των παγίων στοιχείων.
4. Δεν υπάρχουν επίδικες ή υπό διαιτησία διαφορές, καθώς και αποφάσεις δικαστικών ή διαιτητικών οργάνων που ενδέχεται να έχουν σημαντική επίπτωση στην οικονομική κατάσταση ή λειτουργία της Τραπέζης.
5. Ο αριθμός του απασχολουμένου προσωπικού την 30.9.2001 ήταν 8.077 άτομα.
6. Ορισμένα κονδύλια της λογιστικής καταστάσεως της 30.9.2000 αναμορφώθηκαν για να είναι συγκρίσιμα με τα αντίστοιχα κονδύλια της λογιστικής καταστάσεως της 30.9.2001.
7. Η Τράπεζα υπάγεται στον κωδικό 651.9 σύμφωνα με την 4-ψήφια ταξινόμηση των κλάδων οικονομικής δραστηριότητος του ΣΤΑΚΟΔ 91.
8. Οι βασικές λογιστικές αρχές που ακολουθήθηκαν για τη σύνταξη των λογιστικών καταστάσεων της 30.9.2001, είναι όμοιες με εκείνες που εφαρμόσθηκαν και για τη σύνταξη των οικονομικών καταστάσεων της 31.12.2000.

Αθήναι, 25 Οκτωβρίου 2001

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΕΝΤΕΤΑΛΜΕΝΟΣ ΣΥΜΒΟΥΛΟΣ ΚΑΙ ΓΕΝΙΚΟΣ ΔΙΕΥΘΥΝΤΗΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΚΩΝΣΤΑΝΤΙΝΟΣ Α. ΚΥΡΙΑΚΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Rule 12g3-2(b)
File No. 82-3399

ALPHA BANK

Consolidated Financial Statements of the Group of Companies of the Financial/Credit Sector as at September 30, 2001

(Amounts in thousand Euro)

Assets

	30.9.2001		30.9.2000	
Cash and balances with the Central Bank		1,637,368		3,019,527
Treasury bills and other securities eligible for refinancing with the Central Bank		8,036,093		7,280,850
Interbank deposits and loans		1,200,883		2,484,714
Loans and advances to customers :				
- Loans and advances	14,715,126		12,357,569	
- Other receivables	188,695		170,525	
	14,903,821		12,528,094	
Less : Allowances for credit losses	275,583	14,628,238	215,093	12,313,001
Securities		2,037,100		1,716,688
Treasury Shares		375,613		79,799
Investments		234,066		165,231
Intangible assets:				
- Goodwill	667,955		697,695	
Less : Amortization till 30.9	81,379	586,576	49,389	648,306
- Other intangible assets	200,001		256,036	
Less : Amortization till 30.9	132,971	67,030	189,125	66,911
Tangible assets	1,304,848		1,158,770	
Less : Depreciation till 30.9	587,763	717,085	514,768	644,002
Other assets		320,264		289,091
Prepayments and accrued income		448,449		564,256
TOTAL ASSETS		**30,288,765**		**29,272,376**
OFF BALANCE SHEET ACCOUNTS		**45,855,799**		**57,615,930**

Liabilities

	30.9.2001		30.9.2000	
Due to credit institutions		2,786,881		4,774,392
Customer amounts :				
- Deposits	16,162,715		16,393,238	
- Commitments arising out of sale and repurchase transactions	7,501,982		4,235,979	
	23,664,697		20,629,217	
- Cheques and orders payable	159,548	23,824,245	190,121	20,819,338
Other liabilities		446,662		483,318
Accruals and deferred income		247,314		362,107
Provisions :				
- Provisions for staff retirement indemnities	17,946		15,925	
- Other provisions	67,374	85,320	69,596	85,521
Subordinated Debts		275,026		273,856
Capital and Reserves :				
Share capital	760,793		744,577	
Reserves	1,352,173		1,197,478	
	2,112,966		1,942,055	
Less: Consolidation differences	198,125	1,914,841	408,276	1,533,779
Minority interests		499,544		712,089
Net profit for the period 1.1 - 30.9		208,932		227,976
TOTAL LIABILITIES		**30,288,765**		**29,272,376**
OFF BALANCE SHEET ACCOUNTS		**45,855,799**		**57,615,930**

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΙΟΥΝΙΟΥ 2001
(Ποσά σε χιλιάδες Δραχμές)

ΕΝΕΡΓΗΤΙΚΟ

		2001		2000
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		688.301.849		1.213.108.621
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		4.247.030.750		2.317.324.212
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		332.943.580		770.183.214
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	4.317.172.251		3.503.116.832	
Λοιπές απαιτήσεις	13.787.923		25.877.702	
	4.330.960.174		3.528.994.534	
Μείον: Προβλέψεις	68.000.000	4.262.960.174	50.000.000	3.478.994.534
Χρεόγραφα		528.903.516		303.655.904
Συμμετοχές		468.769.675		366.952.240
Υπεραξία ενοποίησης (μετά αποσβέσεων)		223.871.395		235.738.372
Άυλα πάγια στοιχεία (μετά αποσβέσεων)		19.894.517		19.735.064
Ενσώματα πάγια στοιχεία (μετά αποσβέσεων)		82.484.671		72.810.577
Λοιπά στοιχεία ενεργητικού		264.859.387		223.464.461
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		11.119.989.524		9.092.018.198
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		16.241.056.555		16.869.981.539

ΠΑΘΗΤΙΚΟ

		2001		2000
Υποχρεώσεις προς πιστωτικά ιδρύματα		2.766.400.427		1.759.636.889
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	4.479.832.616		5.245.627.738	
Υποχρεώσεις από πράξεις προσωρινής εκχώρησης	2.772.959.860		943.560.220	
	7.252.792.476		6.189.187.958	
Επιταγές και εντολές πληρωτέες	61.184.447	7.313.976.923	74.974.105	6.264.162.061
Λοιπά στοιχεία παθητικού		195.331.995		223.697.914
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	2.469.145		2.912.260	
- Λοιπές προβλέψεις	22.884.921	25.354.066	24.163.767	27.076.027
Δάνεια μειωμένης εξασφάλισης		93.706.250		92.620.000
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	259.240.184		253.714.520	
Αποθεματικά	445.929.679	705.169.863	381.110.789	634.825.309
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		11.119.989.524		9.092.018.199
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		16.241.056.555		16.869.981.539

Αθήνα, 28 Ιουλίου 2001

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ
ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ALPHA BAN

Consolidated Interim Financial Statements of the Group of Companies of the Financial/Credit Sector as of June 30, 2001

(Amounts in thousand Drs.)

Assets

	30.6.2001		30.6.2000	
Cash and balances with the Central Bank		831,434,381		1,301,608,418
Treasury bills and other securities eligible for refinancing with the Central Bank		4,247,000,750		2,317,324,212
Interbank deposits and loans		320,629,111		822,304,337
Loans and advances to customers :				
- Loans and advances	4,834,583,815		3,863,956,264	
- Other receivables	57,707,769		76,581,824	
	4,892,291,584		3,940,538,088	
Less : Allowances for credit losses	84,220,519	4,808,071,065	64,267,875	3,876,270,213
Securities		744,718,604		605,284,275
Treasury shares		127,861,530		29,231,427
Investments		76,674,041		42,560,701
Intangible assets:				
- Goodwill	237,739,535		237,739,535	
Less : Amortization till 30.6	25,289,798	212,449,737	14,009,281	223,730,254
- Other intangible assets	65,360,142		84,190,522	
Less : Amortization till 30.6	42,605,678	22,754,464	61,573,474	22,617,048
Tangible assets	426,284,444		386,480,029	
Less : Depreciation till 30.6	191,990,336	234,294,108	170,998,034	215,481,995
Other assets		96,126,090		103,380,294
Prepayments and accrued income		183,344,064		149,602,523
TOTAL ASSETS		**11,905,357,945**		**9,709,395,697**
OFF BALANCE SHEET ACCOUNTS		**18,963,636,710**		**17,348,884,550**

Liabilities

	30.6.2001		30.6.2000	
Due to credit institutions		2,766,406,531		1,714,524,327
Customer amounts :				
- Deposits	5,140,533,678		5,809,178,037	
- Commitments arising out of sale and repurchase transactions	2,745,519,066		925,694,554	
	7,886,052,744		6,734,872,591	
- Cheques and orders payable	61,290,652	7,947,343,396	75,270,086	6,810,142,677
Other liabilities		124,780,670		172,764,800
Accruals and deferred income		63,727,637		80,080,635
Provisions :				
- Provisions for staff retirement indemnities	5,440,304		5,582,664	
- Other provisions	22,966,423	28,406,727	24,456,190	30,038,854
Subordinated Debts		93,713,680		92,622,122
Capital and Reserves :				
Share capital	259,240,184		253,714,520	
Reserves	473,186,859		401,740,611	
	732,427,043		655,455,131	
Less:Consolidation differences	72,350,059	660,076,984	132,513,932	522,941,199
Minority interests		176,713,436		230,766,921
Net profit for the period 1.1 - 30.6		44,188,884		55,514,162
TOTAL LIABILITIES		**11,905,357,945**		**9,709,395,697**
OFF BALANCE SHEET ACCOUNTS		**18,963,636,710**		**17,348,884,550**

ALPHA BANK

Consolidated profit and loss account of the Group of Companies of the Financial/Credit Sector (1.1 - 30.6.2001)

(Amounts in thousand Drs.)

	1.1 - 30.6.2001		1.1 - 30.6.2000	
Interest income and similar income	297,029,797		344,273,653	
Less : Interest expense and similar charges	176,983,882	120,045,915	257,280,322	86,993,331
Dividend income		5,018,943		6,437,465
Net commissions		34,537,599		61,847,817
Net profit on financial operations		22,711,593		69,158,631
Other operating income		36,384,111		42,672,933
Surplus value from participation in companies not consolidated		119,691		(554,238)
Gross operating results		218,817,852		266,555,939
Less : Staff costs	60,386,910		76,119,209	
General expenses and taxes	34,800,689	95,187,599	35,522,640	111,641,849
Depreciation and amortization expenses	35,216,627		32,496,505	
General provision for credit risk	21,057,351		18,562,909	
Provisions for staff retirement indemnities	792,062		316,898	
Other provisions	4,599,637	61,665,677	1,489,184	52,865,496
Total operating results		61,964,576		102,048,594
Extraordinary income		6,956,226		1,670,980
Extraordinary charges		(742,268)		(928,368)
Extraordinary profit or loss		1,716,135		1,194,690
Net profit for the period (before tax)		69,894,669		103,985,896
Less: Income tax (provision)		20,008,755		30,365,450
Net profit		49,885,914		73,620,446
Less: Minority shareholders' share		5,697,030		18,106,284
Net profit for the period (before tax)		44,188,884		55,514,162
For comparison purposes and after taking into consideration the proportionate income tax, it has been deducted from the net profit of 2000, the net profit of the 4th quarter of 1999 of ex Ionian and Popular Bank				(5,476,488)
Net profit for the period (after tax) comparable		**44,188,884**		**50,037,674**

Notes :

1. The Group companies fully consolidated except the parent "ALPHA BANK" are the following: 1. Alpha Bank London Ltd., 2. Alpha Bank Jersey Ltd, 3. Alpha Bank Limited, 4. Alpha Bank Romania S.A., 5. Alpha Leasing A.E., 6. Alpha Investments A.E., 7. Alpha Investments Services A.E., 8. Alpha Brokerage A.E., 9. Alpha Romanian Holdings Company S.A., 10.Alpha Mutual Fund Management A.E., 11. Alpha Ventures A.E., 12. Alpha Astika Akinita A.E., 13. Alpha Asset Finance Ltd, 14. Alpha Credit Group Plc, 15. Alpha Finance US Corporation, 16. Alpha Finance Romania S.A., 17. Alpha Leasing Romania S.A., 18. Kreditna Banka AD Skopje, 19. C.B. Interleasing South Eastern Ltd., 20. Messana Holdings S.A., 21. ABC Factors A.E., 22. Alpha Asset Management A.E., 23. FACT Hellas A.E., 24. Alpha Finance Ltd., 25. Ioniki Finance A.E., 26. Ioniki Leasing A.E. The company No7 is included in the consolidation for the first time in the current period. The companies ICAP Hellas A.E. and Delta-Singular, which had been fully consolidated in the previous years, in the current period they have been consolidated with the equity method.
2. The Goodwill has arisen from the merger and acquisition of the former Ionian Bank and is being amortized within 20 years, in accordance with the International Accounting Standards, instead of 5 years as required by Company Law 2190/1920. A prorated amortization charge of approximately Drs 5.9 billion has been charged against the current period's results.
3. Based on a recent actuarial study, it has been estimated that after an additional contribution of Drs 5 billion taken place in the first semester of 2001 and charged against the results of the period, an amount of approximately Drs 54 billion (on an after tax basis) would be required to fully cover the Bank's liability due to its employees for the auxiliary pension fund. Against this liability, the Bank has set up in previous years a provision of Drs 15 billion.
4. The balance sheet caption "Securities" includes securities stated at cost. Their current market value is lower by approximately Drs 34 billion, out of which Drs 13 billion relates to the consolidated results of the Group.
5. No fixed assets have been pledged. There are no pending legal issues or cases in stage of arbitration, nor any court or arbitration decisions that may have a material impact on the condensed financial statements of the Group.
6. The Group's employees as at June 30, 2001 were 9,772.
7. Certain amounts of the condensed consolidated financial statements of June 30, 2000 have been restated in order to become comparable with the respective amounts of the financial statements of June 30, 2001.
8. The accounting principles, which were followed for the preparation of the condensed consolidated financial statements of June 30, 2001, are consistent to those applied for the preparation of the financial statements of the year ended December 31, 2000.

Athens, July 26, 2001

The Chairman of the Board of Directors and Managing Director	The Executive Director and General Manager	The Manager of the Finance Division
YANNIS S. COSTOPOULOS	CONSTANTINE A. KYRIACOPOULOS	GEORGE N. KONTOS

Auditors´ Report

(Translated from the Greek original)

We have reviewed the accompanying condensed consolidated financial statements of ALPHA BANK Group for the six month financial period ended June 30, 2001. Our review was conducted in accordance with the provisions of the art. 6 of the Presidential Decree 360/1985, as amended by the art. 90 of the Law 2533/1997, based on the auditing standards of the Body of the Greek Chartered Auditors- Accountants by applying those procedures we considered necessary in order to ensure that the above condensed consolidated financial statements of ALPHA BANK Group that cover the period from January 1 until June 30, 2001, do not contain any misstatements or omissions that would materially affect the net equity and the financial position of the Group, as well as the consolidated results of the Group and its subsidiaries that are included in the consolidation.

The review of the condensed consolidated financial statements of the subsidiaries, which are included in the consolidation and represent 5.1% and 6.3% of the consolidated total assets and turnover respectively, has been conducted by other Certified Auditors, on whose certificates we were based.

According to our review, we verified that the above condensed consolidated financial statements have been prepared in accordance with the Company Law 2190/1920 about "societes anonymes" and after taking into consideration the explanatory notes 2, 3 and 4 of the Bank under its balance sheet, they do not contain misstatements or omissions that would materially affect the net equity and financial position of the total of the companies of the Group that were included in the consolidation of June 30, 2001 as well as the consolidated results for the six months financial period then ended, in accordance with general provisions in force and the accounting principles and methods applied by the Bank, which have been generally accepted and do not differ from those applied in the same period of the preceding year.

Athens, July 30, 2001
Certified Auditors - Accountants

Anastassios G. Roussopoulos — Vassilios I. Loumiotis
SOL A.E., Associated Certified Public Accountants S.A.

George D. Apostolidis — Christos A. Pelentridis
Arthur Andersen S.A.

Rule 12g3-2(b)
File No. 82-3399

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΜΑΙΟΥ 2001
(Ποσά σε χιλιάδες Δραχμές)

ΕΝΕΡΓΗΤΙΚΟ

	2001	2001	2000	2000
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		694 693 659		1 244 551 232
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		4 121 914 232		2 451 822 355
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		417 493 055		632 002 032
Απαιτήσεις κατά πελατών:				
Χορηγήσεις	4 297 614 799		3 442 951 141	
Λοιπές απαιτήσεις	7 022 574		17 682 081	
	4 304 637 373		3 460 633 222	
Μείον: Προβλέψεις	67 325 000	4 237 312 373	50 057 000	3 410 576 222
Χρεόγραφα		502 934 923		536 707 706
Συμμετοχές		457 623 149		371 790 022
Υπεραξία συγχωνεύσεως μείον αποσβέσεις		226 843 140		257 739 535
Άυλα πάγια στοιχεία μείον αποσβέσεις		21 219 151		18 315 143
Ενσώματα πάγια στοιχεία μείον αποσβέσεις		82 622 959		71 343 423
Λοιπά στοιχεία ενεργητικού		230 197 016		305 306 349
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		**11 161 994 637**		**9 164 251 999**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**18 136 944 536**		**17 064 678 378**

ΠΑΘΗΤΙΚΟ

	2001	2001	2000	2000
Υποχρεώσεις προς πιστωτικά ιδρύματα		2 071 981 718		2 063 491 545
Υποχρεώσεις προς πελάτες:				
Καταθέσεις	4 441 732 121		5 140 307 653	
Υποχρεώσεις από πράξεις προσωρινής εκχώρησης	2 715 129 980		894 678 664	
	7 156 862 101		6 034 986 317	
Έντοκες και λοιπές πληρωτέες	51 364 645	7 208 226 738	55 757 093	6 090 743 410
Λοιπά στοιχεία παθητικού		157 776 801		251 297 138
Προβλέψεις				
Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	2 661 329		2 042 276	
Λοιπές προβλέψεις	22 864 921	25 526 250	24 168 985	26 211 261
Δάνεια μειωμένης εξασφαλίσεως		93 708 250		93 865 750
Ίδια κεφάλαια				
Μετοχικό κεφάλαιο	259 240 184		253 714 920	
Αποθεματικά	443 956 598	703 196 782	381 138 975	634 852 895
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		**11 161 994 637**		**9 164 251 999**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**18 136 944 536**		**17 064 678 378**

Αθήνα, 20 Ιουνίου 2001

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ
ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΑΠΡΙΛΙΟΥ 2001
(Ποσά σε χιλιάδες Δραχμές)

ΕΝΕΡΓΗΤΙΚΟ		2001		2000
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		741 979 952		992 653 839
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		3 356 118 418		2 207 655 936
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		414 473 116		529 505 873
Απαιτήσεις κατά πελατών				
Χορηγήσεις	4 115 204 763		3 441 085 146	
- Λοιπές απαιτήσεις	19 266 650		8 868 138	
	4 134 471 413		3 449 953 284	
Μείον: Προβλέψεις	67 325 000	4 067 146 413	50 057 000	3 399 896 284
Χρεόγραφα		441 350 161		305 884 015
Συμμετοχές		466 732 149		369 963 451
Υπεραξία συγχωνεύσεως (μείον αποσβέσεις)		226 845 140		237 733 535
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		20 994 918		13 995 970
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		80 740 194		70 491 046
Λοιπά στοιχεία ενεργητικού		243 546 190		205 928 703
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		10.069.924.651		8.333.734.717
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		15.837.177.737		15.632.923.214

ΠΑΘΗΤΙΚΟ		2001		2000
Υποχρεώσεις προς πιστωτικά ιδρύματα		1 796 230 280		1 414 316 307
Υποχρεώσεις προς πελάτες:				
Καταθέσεις	4 521 197 049		5 119 895 789	
Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	2.706.318.378		779.866.065	
	7 227 515 427		5 899 761 854	
- Επιταγές και εντολές πληρωτέες	50.548.066	7 278 063 493	44.917.914	5 944 679 768
Λοιπά στοιχεία παθητικού		171 197 315		221 250 160
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	2 661 329		2 042 276	
Λοιπές προβλέψεις	22.869.102	25 530 431	24.165.835	26 208 111
Δάνεια μειωμένης εξασφαλίσεως		93 706 250		92 427 500
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	259 240 184		169 143 014	
Αποθεματικά	445.956.598	705 196 782	465.709.857	634 852 871
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		10.069.924.651		8.333.734.717
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		15.837.177.737		15.632.923.214

Αθήνα, 22 Μαΐου 2001

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ
ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

Rule 12g3-2(b)
File No. 82-3399

27

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΜΑΡΤΙΟΥ 2001
(Ποσά σε χιλιάδες Δραχμές)

ΕΝΕΡΓΗΤΙΚΟ		2001		2000
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		345 649 164		1 023 280 056
Κρατικά και άλλα αξιόγραφα δεκτά για επαναχρηματοδότηση από την Κεντρική Τράπεζα		3 959 855 868		2 161 598 579
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		512 996 769		365 535 851
Απαιτήσεις κατά πελατών				
Χορηγήσεις	4 108 670 384		3 376 570 137	
Λοιπές απαιτήσεις	19 178 439		16 360 321	
	4 127 848 823		3 392 930 458	
Μείον: Προβλέψεις	57 200 000	4 070 648 823	50 057 000	3 342 873 458
Χρεόγραφα		427 437 503		236 785 866
Συμμετοχές		436 821 878		309 326 855
Υπεραξία ενοποιήσεως (μείον αποσβέσεις)		226 843 140		237 738 535
Άυλα πάγια στοιχεία (μείον αποσβέσεις)		20 287 829		13 810 222
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		78 774 320		69 864 734
Λοιπά στοιχεία ενεργητικού		230 415 809		209 930 422
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		**9 615 441 103**		**8 527 715 368**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**15 865 806 005**		**15 249 080 265**

ΠΑΘΗΤΙΚΟ		2001		2000
Υποχρεώσεις προς πιστωτικά ιδρύματα		1 534 238 178		1 665 886 532
Υποχρεώσεις προς πελάτες				
Καταθέσεις	4 276 654 897		5 002 043 217	
Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	2 733 943 894		789 065 132	
	7 010 598 791		5 791 108 349	
Επιταγές και εντολές πληρωμής	53 640 762	7 064 239 553	71 861 202	5 862 969 551
Λοιπά στοιχεία παθητικού		231 288 891		345 749 552
Προβλέψεις:				
Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	2 595 317		2 042 276	
Λοιπές προβλέψεις	22 282 689	24 878 006	26 167 634	28 209 910
Δάνεια μειωμένης εξασφαλίσεως		93 706 290		92 048 000
Ίδια κεφάλαια				
Μετοχικό κεφάλαιο	253 714 520		169 143 014	
Αποθεματικά	413 375 703	667 090 223	465 709 809	634 852 823
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		**9 615 441 103**		**8 527 715 368**
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		**15 865 806 005**		**15 249 080 265**

Αθήνα, 5 Μαΐου 2001

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Rule 12g3-2(b)
File No. 82-3399

ALPHA BAN

Consolidated Interim Financial Statements of the Group of Companie of the Financial/Credit Sector as of March 31, 2001

(Amounts in thousand Drs.)

Assets

	31.3.2001		31.3.2000	
Cash and balances with the Central Bank		618,352,314		1,111,840,785
Treasury bills and other securities eligible for refinancing with the Central Bank		3,055,665,866		2,161,558,579
Interbank deposits and loans		585,686,213		937,214,687
Loans and advances to customers :				
- Loans and advances	4,587,077,234		3,698,390,007	
- Other receivables	54,254,529		72,593,252	
	4,641,331,763		3,770,983,259	
Less : Allowances for credit losses	82,833,851	4,558,497,912	64,192,044	3,706,791,215
Securities		687,124,934		641,038,969
Investments		58,750,840		39,472,930
Intangible assets:				
- Goodwill	237,739,535			
Less : Amortization till 31.3	22,469,668	215,269,867		237,739,535
- Other intangible assets	65,293,473			
Less : Amortization till 31.3	41,543,379	23,750,094		16,952,280
Tangible assets	430,668,006			
Less : Depreciation till 31.3	197,141,141	233,526,865		196,671,978
Other assets		103,104,162		95,683,957
Prepayments and accrued income		168,516,059		132,222,467
TOTAL ASSETS		**10,308,245,126**		**9,277,187,382**
OFF BALANCE SHEET ACCOUNT		**16,219,932,283**		**15,681,229,033**

Liabilities

	31.3.2001		31.3.2000	
Due to credit institutions		1,500,811,324		1,622,381,251
Customer amounts :				
- Deposits	4,903,553,378		5,572,079,463	
- Commitments arising out of sale and repurchase transactions	2,675,935,013		737,215,132	
	7,579,488,391		6,309,294,595	
- Cheques and orders payable	54,864,021	7,634,352,412	72,157,183	6,381,451,778
Other liabilities		186,338,473		216,975,492
Accruals and deferred income		79,561,059		104,890,283
Provisions :				
- Provisions for staff retirement indemnities	5,552,646		4,660,970	
- Other provisions	22,851,199	28,403,845	24,368,570	29,029,540
Subordinated Debts		95,640,911		92,591,606
Capital and Reserves :				
Share capital	253,714,520		169,143,014	
Reserves	437,117,675		506,995,911	
	690,832,195		676,138,925	
Less:Consolidation differences	148,381,653	542,450,542	110,526,749	565,612,176
Minority interests		219,360,407		237,953,735
Net profit for the period 1.1 - 31.3		21,326,153		26,301,521
TOTAL LIABILITIES		**10,308,245,126**		**9,277,187,382**
OFF BALANCE SHEET ACCOUNT		**16,219,932,283**		**15,681,229,033**

ALPHA BANK
Consolidated Profit and Loss Account
of the Group of Companies of the Financial/Credit Sector (1.1 - 31.3.2001)
(Amounts in thousand Drs.)

	1.1 - 31.3.2001		1.1 - 31.3.2000	
Interest income and similar income	138,003,286		196,877,509	
Less : Interest expense and similar charges	77,828,669	60,174,617	149,887,877	46,989,632
Dividend income		1,210,116		1,152,430
Net commissions		15,397,281		39,853,705
Net profit on financial operations		15,686,786		32,415,922
Other operating income		20,662,370		19,386,545
Surplus value from participation in companies not consolidated		(265,256)		97,737
Gross operating results		112,865,914		139,895,971
Less : Staff costs	33,088,516		45,852,362	
General expenses and taxes	14,801,367	47,889,883	20,162,237	66,014,599
Depreciation and amortization expenses	18,358,961		13,353,902	
General provision for credit risk	10,415,102		9,680,192	
Provisions for staff retirement indemnities	250,953		138,061	
Other provisions	2,717,627	31,742,643	584,074	23,756,229
Total operating results		33,233,388		50,125,143
Extraordinary income		1,410,751		2,174,479
Extraordinary charges		(553,845)		(1,370,691)
Extraordinary profit or loss		355,452		129,589
Net profit for the period (before tax)		34,445,746		51,058,520
Less: Income tax (provision)		10,644,492		13,414,012
Net profit for the period 1.1-31.3		23,801,254		37,644,508
Less: Minority shareholders' share		2,475,101		11,342,987
Net profit according to P.D. 360/85		21,326,153		26,301,521
The profit or loss for the 4th quarter of 1999 of ex Ionian Bank, reduced by the proportionate income tax, has been deducted from the profit or loss of 2000 for comparison reasons.				(5,476,488)
Net profit for the period (comparable)		**21,326,153**		**20,825,033**

Notes :

1. The group companies consolidated with the full consolidation method, excluding ALPHA BANK, are: (1) Alpha Bank London Ltd., (2) Alpha Bank Romania S.A., (3)Alpha Bank Jersey Ltd., (4) Alpha Bank Limited, (5) Kreditna Banka AD Skopje, (6) Alpha Leasing A.E., (7) Alpha Investments A.E., (8) Alpha Finance A.E.,(9) Alpha Brokerage A.E., (10) Alpha Romanian Holdings Company A.E., (11) Alpha Mutual Fund Management A.E., (12) Alpha Ventures A.E., (13) Alpha Astika Akinita A.E., (14) Alpha Asset Finance Ltd., (15) Alpha Credit Group Plc., (16) Alpha Finance US Corporation, (17) Alpha Finance Ltd Cyprus, (18) Alpha Asset Management A.E., (19) Alpha Finance Romania (ex B.I.G. Brokerage), (20) Alpha Leasing Romania S.A., (21) DELTA A.B.E.E.P., (22) ABC Factors A.E., (23) ICAP A.E., (24) Ionian Holdings A.E., (25) Ionian Leasing A.E., (26) Fact Hellas A.E., (27) C.B. Interleasing Southeastern Ltd., (28) Messana Holdings S.A.
2. The amount of Drs 237.7 billion goodwill derived from the acquisition of Ionian Bank. This goodwill represents the difference between the consideration paid for the acquisition of Ionian Bank and its respective book value and will be amortized over 20 years, in accordance with the International Accounting Standards, instead of 5 years as required by L.2190/1920. A prorated amortization charge of approximately Drs 2.8 billion, calculated from the effective date of merger, has been charged against the current period's results.
3. No fixed assets have been pledged.
4. There are no legal issues pending before national or arbitral courts or decisions of national or arbitral courts which may have an important effect on the financial position or operation of the Group.
5. The Group's employees on March 31, 2001 numbered 10,581.
6. Certain financial statement items for 2000 have been restated and the corresponding amounts have been accordingly adjusted for comparison purposes.
7. The basic accounting principles followed by the Group companies for the preparation of the interim financial statements are similar to the ones followed for the preparation of the financial statements of 31.12 2000.

Athens, May 3, 2001

The Chairman of the Board of Directors and Managing Director	The Executive Director and General Manager	The Manager of the Finance Division
YANNIS S. COSTOPOULOS	CONSTANTINE A. KYRIACOPOULOS	GEORGE N. KONTOS



Rule 12g3-2(b)
File No. 82-3399

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΦΕΒΡΟΥΑΡΙΟΥ 2001
(Ποσά σε χιλιάδες Δραχμές)

ΕΝΕΡΓΗΤΙΚΟ

	2001		2000	
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		453.798.654		821.960.526
Κρατικά και άλλα αξιόγραφα δεκτά				
για επαναχρηματοδότηση				
από την Κεντρική Τράπεζα		2.638.578.266		1.533.226.579
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		689.358.122		620.641.285
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	4.018.395.131		2.575.823.408	
- Λοιπές απαιτήσεις	26.456.314		4.757.265	
	4.044.851.445		2.580.580.673	
Μείον: Προβλέψεις	88.000.000	3.956.851.445	30.000.000	2.550.580.673
Χρεόγραφα		475.320.542		298.476.440
Συμμετοχές		433.034.903		545.206.275
Άυλα πάγια στοιχεία:				
- Υπεραξία συγχωνεύσεως (μείον αποσβέσεις)	229.814.884			
- Λοιπά άυλα πάγια στοιχεία (μείον αποσβέσεις)	19.564.052	249.378.936	11.569.366	11.569.366
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		80.707.363		54.920.373
Λοιπά στοιχεία ενεργητικού		218.363.633		155.242.919
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		9.225.032.564		6.392.926.239
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		15.910.832.635		11.946.987.998

ΠΑΘΗΤΙΚΟ

	2001		2000	
Υποχρεώσεις προς πιστωτικά ιδρύματα		1.620.676.168		1.541.348.185
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	4.431.139.414		3.419.217.347	
- Υποχρεώσεις από πράξεις				
προσωρινής εκχωρήσεως	2.080.464.608		482.506.514	
	6.511.604.022		3.901.723.861	
- Επιταγές και εντολές πληρωτέες	68.032.213	6.579.636.235	43.156.567	3.944.880.428
Λοιπά στοιχεία παθητικού		239.424.475		212.909.139
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω				
εξόδου από την υπηρεσία	3.023.185		2.023.871	
- Λοιπές προβλέψεις	21.449.030	24.472.215	18.100.000	20.123.871
Δάνεια μειωμένης εξασφαλίσεως		93.706.250		91.850.750
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	253.714.520		148.500.000	
Αποθεματικά	413.402.701	667.117.221	433.333.956	581.833.956
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		9.225.032.564		6.392.926.239
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		15.910.832.635		11.946.987.998

Αθήναι, 22 Μαρτίου 2001

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ

ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ

Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ

ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ

Reele 1293-2(b)
File No. 82-3399

ALPHA BANK

ΛΟΓΙΣΤΙΚΗ ΚΑΤΑΣΤΑΣΗ ΜΗΝΟΣ ΙΑΝΟΥΑΡΙΟΥ 2001
(Ποσά σε χιλιάδες Δραχμές)

ΕΝΕΡΓΗΤΙΚΟ

	2001	2001	2000	2000
Ταμείο και διαθέσιμα στην Κεντρική Τράπεζα		556.553.549		658.931.113
Χρεόγραφα και άλλα αξιόγραφα δεκτά για αναχρηματοδότηση από την Κεντρική Τράπεζα		2.984.919.041		1.579.803.854
Απαιτήσεις κατά πιστωτικών ιδρυμάτων		781.007.948		490.529.393
Απαιτήσεις κατά πελατών:				
- Χορηγήσεις	4.003.565.401		2.584.465.769	
- Λοιπές απαιτήσεις	20.053.578		4.049.102	
	4.023.618.979		2.588.514.871	
Μείον: Προβλέψεις	56.000.000	3.967.618.979	30.000.000	2.558.514.871
Χρεόγραφα		312.459.224		254.848.811
Συμμετοχές		435.024.289		516.663.698
Άυλα πάγια στοιχεία:				
- Υπεραξία συγχωνεύσεως (μείον αποσβέσεις)	229.814.884			
- Λοιπά άυλα πάγια στοιχεία (μείον αποσβέσεις)	19.292.758	249.107.642	10.851.751	10.851.751
Ενσώματα πάγια στοιχεία (μείον αποσβέσεις)		79.831.535		82.090.835
Λοιπά στοιχεία ενεργητικού		211.718.517		163.311.179
ΣΥΝΟΛΟ ΕΝΕΡΓΗΤΙΚΟΥ		9.074.057.344		6.407.525.411
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		18.070.254.272		12.327.031.477

ΠΑΘΗΤΙΚΟ

	2001	2001	2000	2000
Υποχρεώσεις προς πιστωτικά ιδρύματα		1.438.757.847		1.442.284.887
Υποχρεώσεις προς πελάτες:				
- Καταθέσεις	4.736.258.972		3.547.203.584	
- Υποχρεώσεις από πράξεις προσωρινής εκχωρήσεως	1.840.190.091		511.579.578	
	6.576.449.063		4.058.783.132	
- Επιταγές και εντολές πληρωτέες	59.883.972	6.636.332.035	49.062.923	4.107.846.085
Λοιπά στοιχεία παθητικού		215.940.883		138.020.056
Προβλέψεις:				
- Για αποζημίωση προσωπικού λόγω εξόδου από την υπηρεσία	3.023.185		2.023.871	
- Λοιπές προβλέψεις	21.449.123	24.472.308	18.101.000	20.124.871
Δάνεια μειωμένης εξασφαλίσεως		83.703.350		88.082.320
Ίδια κεφάλαια:				
Μετοχικό κεφάλαιο	253.714.520		148.500.000	
Αποθεματικά	413.402.701	667.117.221	432.668.200	581.168.200
ΣΥΝΟΛΟ ΠΑΘΗΤΙΚΟΥ		9.074.057.344		6.407.525.411
ΛΟΓΑΡΙΑΣΜΟΙ ΤΑΞΕΩΣ		18.070.254.272		12.327.031.477

Αθήνα, 22 Μαρτίου 2001

Ο ΠΡΟΕΔΡΟΣ ΤΟΥ ΔΙΟΙΚΗΤΙΚΟΥ ΣΥΜΒΟΥΛΙΟΥ ΚΑΙ ΔΙΕΥΘΥΝΩΝ ΣΥΜΒΟΥΛΟΣ	Ο ΔΙΕΥΘΥΝΤΗΣ ΟΙΚΟΝΟΜΙΚΟΥ
ΓΙΑΝΝΗΣ Σ. ΚΩΣΤΟΠΟΥΛΟΣ	ΓΕΩΡΓΙΟΣ Ν. ΚΟΝΤΟΣ